Grupo PRISA

04024516

RECEIVED

2004 APR 23 A 10:48

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To: **Mr. Paul Dudek**

Office of International Corporate Finance
Securities Exchange Comission

No. Fax: 1-202-942.96.24

From: **Mr. Miguel Satrústegui**

Promotora de Informaciones, S.A.

SUPPL

No. Fax: 91.330.10.70

Date: 16/04/04

No. of pages (including this one): - 123- 1ª PARTE

PROCESSED
APR 26 2004
THOMSON FINANCIAL

Re: Promotora de Informaciones, S.A. (File No. 82-5213)
Information Pursuant to Rule 12g3-2(b)

Dear Sir,

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed the following documentation:

A) Notice of significant event (*Comunicación de hecho relevante*), dated January, 13, 2004, regarding the fulfilment of the restrictions imposed by the Merger Task Force of the EEC regarding the agreement reached between IBERSUIZAS, S.A., the British printing group POLESTAR and PRISA, for the creation of one of Spain's largest printing group. The notification (in Spanish) is attached as **Item 1**. No English translations, versions or summaries of this document have been prepared.

B) Notice of significant event (*Comunicación de hecho relevante*), dated January, 15, 2004, regarding the appointment of the President of the Audit and Compliance Committee. The notification (in Spanish) is attached as **Item 2**. No English translations, versions or summaries of this document have been prepared.

C) Notice of significant event (*Comunicación de hecho relevante*), dated February, 9, 2004, regarding the acquisition by Promotora de Informaciones, S.A. thorough its subsidiary Santillana Ediciones Generales, S.L., of 50% of the share capital of Suma de Letras, S.L.. The

dlw 4/26

notification (in Spanish) is attached as **Item 3.** No English translations, versions or summaries of this document have been prepared.

D) Notice of significant event (*Comunicación de hecho relevante*), dated March, 16, 2004, regarding the acquisition by Promotora de Informaciones, S.A. of shares in Sogecable, S.A. The notification (in Spanish) is attached as **Item 4.** No English translations, versions or summaries of this document have been prepared.

E) Notice of significant event (*Comunicación de hecho relevante*), dated March 18, 2004, regarding the notice of the General Shareholders' Meeting and related agenda. The notification (in Spanish) is attached as **Item 5.** No English translations, versions or summaries of this document have been prepared.

F) Notice of significant event (*Comunicación de hecho relevante*), dated March 18, 2004, regarding the Annual Report of Corporate Governance, relating to the financial year 2003. The notification (in Spanish) is attached as **Item 6.** The Annual Report of Corporate Governance is available in the web of the company (www.prisa.es) No English translations, versions or summaries of this document have been prepared.

G) Notice of significant event (*Comunicación de hecho relevante*), dated March 22, 2004, regarding the shareholders agreement entered into between certain shareholders of Prisa. The *Comunicación de hecho relevante* (in Spanish) is attached as **Item 7.** No English translations, versions or summaries of this document have been prepared.

H) Notice of significant event (*Comunicación de hecho relevante*), dated March 30, 2004, attaching the announcement of the notice of the General Shareholders' Meeting. The following documents that were attached to said notice are available in the web of the company (www.prisa.es.): i) audited financial statements of the Company and its consolidated Group referred to the year 2003; ii) reports of the Board of Directors regarding the points number 5 and 7 of the Agenda; iii) text of the proposals that the Board of Directors submit to the approval of the General Shareholders Meeting; iv) Annual Report of the Audit and Compliance Committee for the financial year 2003. The *Comunicación de hecho relevante* (in Spanish) is attached as **Item 8.** The English translation of this document is attached as **Item 9.**

I) Notice of significant event (*Comunicación de hecho relevante*), dated April, 14, 2004, regarding the Agreement entered into between Universal Music Spain (UNIVERSAL) and Promotora de Informaciones, S.A. (PRISA) related to the purchase of the Recording Assets held by PRISA's subsidiaries Compañía discográfica MUXXIC Records, S.A., Ediciones Musicales Horus, S.A. and Eurotropical Producciones Discográficas, S.L.. The notification (in Spanish) is attached as **Item 10.** No English translations, versions or summaries of this document have been prepared.

J) Notice of significant event (*Comunicación de hecho relevante*), dated April, 15, 2004, regarding the first quarter report of the year 2004. The En notification (in Spanish) is attached as **Item 11**. An English language press release is attached as **Item 12**. The English version of the press release was not filed with the CNMV.

K) Notice of significant event (*Comunicación de hecho relevante*), dated April 15, 2004, regarding the resolutions adopted by the General Shareholders' Meeting held on said date. The *Comunicación de hecho relevante* (in Spanish) is attached as **Item 13.** No English translations, versions or summaries of this document have been prepared.

L) Notification, dated April 15, 2004, of the transcripts of the speeches of the Chairman of the Board of Directors Meeting and the Chief Executive Officer made at the Ordinary General Shareholders' Meeting held on April 15, 2004. The notification (in Spanish) is attached as **Item 14**. No English translations, versions or summaries of this document have been prepared.

M) Notification, dated April 15, 2004, attaching the announcement to be published regarding the payment of dividends by the company. The notification (in Spanish) is attached as **Item 15**. No English translations, versions or summaries of this document have been prepared.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this company is subject to the Exchange Act.

Should you have any questions, please do not hesitate to contact the undersigned at 34-91. 330.10.00, in Madrid, (Spain), calle Gran Vía, 32, 6ª.

Very truly yours,

Miguel Satrústegui
General Secretary

Enclosures

Madrid, 12 de enero de 2004

COMUNICACIÓN DE INFORMACIÓN RELEVANTE

PROMOTORA DE INFORMACIONES, S.A. (PRISA) comunica que se ha dado cumplimiento a las condiciones impuestas por la Dirección General de la Competencia de la Comisión de las Comunidades Europeas con motivo de la integración de las plantas de impresión del Grupo PRISA –agrupadas bajo su filial PRISAPRINT- y del Grupo POLESTAR en España.

En tal sentido, la sociedad filial de PRISA, GRUPO EMPRESARIAL DE MEDIOS IMPRESOS, S.L. (GMI) ha procedido a vender a la sociedad BERTFIN IBÉRICA, S.A., filial de PRINTER INDUSTRIA GRÁFICA, S.A. (Grupo Bertelsmann), las acciones representativas del 10% del capital social de la sociedad EUROHUECO, S.A.

El importe de la operación, que tendrá efectos del Ejercicio 2003, asciende a 4.237.221,11€

La operación de integración de las plantas de impresión de PRISAPRINT y de POLESTAR ha dado lugar a la creación de la sociedad DÉDALO GRUPO GRÁFICO, S.L., participada por el Grupo PRISA (40%), Grupo POLESTAR (40%) e INVERSIONES IBERSUIZAS, S.A. (20%)

Madrid, a 15 de enero de 2004

COMUNICACIÓN INFORMACION RELEVANTE

Promotora de Informaciones, S.A. comunica que en el Consejo de Administración de la compañía celebrado en el día de hoy, D. Matías Cortes Domínguez ha presentado su renuncia a la condición de Presidente del Comité de Auditoria y Cumplimiento, y se ha nombrado a D. José Buenaventura Terceiro Lomba como Presidente de dicho Comité.

Por consiguiente, el Comité de Auditoria y Cumplimiento queda integrado de la siguiente manera:

Presidente:

- D. José Buenaventura Terceiro Lomba (Consejero Independiente)

Vocales:

- D. Matias Cortés Domínguez (Consejero Independiente)
- D. Juan Salvat Dalmau (Consejero Independiente)
- D. Borja Jesús Pérez Arauna (Consejero Dominical)
- D. Adolfo Valero Cascante (Consejero Dominical)

Madrid, 6 de febrero de 2004

COMUNICACIÓN DE INFORMACIÓN RELEVANTE

PROMOTORA DE INFORMACIONES, S.A. (PRISA) comunica que su sociedad filial SANTILLANA EDICIONES GENERALES, SL ha adquirido de EDICIONES B, S.A. (GRUPO ZETA), las participaciones representativas del 50% del capital social de SUMA DE LETRAS, SL., por un precio de 775.000€.

SANTILLANA EDICIONES GENERALES, SL. ya era titular del restante 50% del capital social de SUMA DE LETRAS, SL, y completa así su participación del 100% en el capital de esta sociedad.

SUMA DE LETRAS, SL es una sociedad dedicada a la publicación de ediciones de bolsillo y extiende su actividad a toda Latinoamérica donde cuenta con filiales en México y Argentina, y una amplia red de distribución en el resto de países latinoamericanos a través del Grupo SANTILLANA.

Grupo PRISA

Madrid, 16 de marzo de 2004

COMUNICACIÓN DE INFORMACIÓN RELEVANTE

PROMOTORA DE INFORMACIONES, S.A. comunica que en el día de hoy ha adquirido un número de acciones de SOGECABLE, S.A., que le permiten alcanzar una participación del 20,0018% del capital de esta última.

Gran Vía, 32
28013 Madrid
Tel. 91 330 10 00

Madrid, a 18 de marzo de 2004

COMUNICACIÓN DE INFORMACION RELEVANTE

Por el presente les comunicamos que el Consejo de Administración de PROMOTORA DE INFORMACIONES, S.A., celebrado en el día de hoy, ha decidido celebrar su Junta General Ordinaria de Accionistas, en Madrid, previsiblemente en primera convocatoria, el día 15 de abril de 2004.

El Orden del Día a tratar será el siguiente:

1°.- Examen y aprobación, en su caso, de las Cuentas Anuales (Balance, Cuenta de Pérdidas y Ganancias y Memoria) e Informe de Gestión, tanto de la sociedad como de su grupo consolidado, correspondientes al ejercicio 2.003, y propuesta de aplicación de resultados.

2°.- Aprobación de la gestión del Consejo de Administración durante el ejercicio 2.003.

3°.- Adopción de los acuerdos que procedan en relación con el Auditor de Cuentas de la sociedad y de su grupo consolidado, al amparo de lo dispuesto en los artículos 42 del Código de Comercio y 204 de la Ley de Sociedades Anónimas.

4°.- Cese y nombramiento de Consejeros.

5°.- Modificación de los siguientes artículos de los Estatutos Sociales: artículo 1 (Denominación y régimen jurídico), artículo 12 (Competencia), artículo 15 (Celebración de la Junta General), artículo 17 (Carácter, número de miembros y cargos), artículo 21 bis (Comité de Auditoria y Cumplimiento), artículo 26 (Sustituciones y nombramientos) y artículo 39 (Remisión a la Ley)

6°.- Aprobación de un Reglamento específico para la Junta General de Accionistas.

7°.- Plan de Retribuciones mediante la entrega de opciones sobre acciones para los consejeros ejecutivos y los directivos de la sociedad, con autorización y delegación en el Consejo de Administración en relación con esta materia, incluyendo facultades para ampliar el capital social conforme a lo establecido en el artículo 153.1.b) de la Ley de Sociedades Anónimas, con facultad de excluir el derecho de suscripción preferente.

8º.- Autorización para la adquisición derivativa, directa o indirecta, de acciones propias, dentro de los límites y requisitos legales.

Revocación, en la parte no utilizada, de la autorización concedida para la adquisición derivativa de acciones propias en la Junta General de Accionistas de 10 de abril de 2.003.

9º.- Información a la Junta General sobre el Reglamento del Consejo de Administración.

10º.- Delegación de facultades

De conformidad con lo establecido en la disposición adicional tercera del Real Decreto 291/1992, de 27 de marzo, PROMOTORA DE INFORMACIONES, S.A. remitirá a las respectivas Sociedades Rectoras de las Bolsas y a la Comisión Nacional del Mercado de Valores, no más tarde de la fecha de publicación del anuncio de convocatoria de la Junta General, sus cuentas anuales e informes de gestión individuales y consolidados, junto a los correspondientes informes de auditoria.

Madrid, 18 de marzo de 2004

COMUNICACIÓN DE INFORMACION RELEVANTE

Por la presente les comunicamos que el Consejo de Administración de PROMOTORA DE INFORMACIONES, S.A., celebrado en el día de hoy, ha aprobado el Informe Anual sobre Gobierno Corporativo, correspondiente al ejercicio 2003, de conformidad con lo previsto por el artículo 116 de la Ley del Mercado de Valores.

Se adjunta a la presente una copia de dicho Informe, el cual se pondrá asimismo a disposición de los accionistas en la página web de la compañía (www.prisa.es).

TIMÓN, S.A.

JOSÉ MARÍA ARANAZ CORTEZO
SECRETARIO GENERAL

Madrid, 17 de marzo de 2004

En cumplimiento de lo preceptuado por el articulo 112.2 de la Ley 24/1988, de 28 de julio, de Mercado de Valores- según redacción dada por la Ley 26/2003, de 17 de julio por la que se modifica tanto la Ley mencionada como la de Sociedades Anónimas con el fin de reforzar la transparencia de las sociedades anónimas cotizadas- , se adjunta certificación de TIMÓN SA por la que se comunica el Pacto suscrito por ésta Sociedad, junto con otras personas físicas y jurídicas, en relación con PROMOTORA DE INFORMACIONES SA, y en el que se transcriben las cláusulas del mismo que afectan al derecho de voto y a la transmisibilidad de las acciones.

Las cláusulas transcritas son las que contienen los pactos y compromisos que se encuentran descritos en el capítulo VI.3 del Folleto Informativo de la Oferta Pública de Venta de Acciones de PROMOTORA DE INFORMACIONES SA.

Está misma certificación se comunica a PROMOTORA DE INFORMACIONES SA y, previa incorporación a instrumento público, se presenta al Registro Mercantil para su depósito.

Atentamente,

MÉNDEZ NÚÑEZ, 17 / 28014 MADRID / TEL. 91 701 48 01 / FAX 91 701 48 27

JOSE MARIA ARANAZ CORTEZO, Secretario no Consejero del Consejo de Administración de TIMÓN SA, del que es Presidente DON JESÚS DE POLANCO GUTIERREZ

CERTIFICA:

1. Que con fecha 21 de mayo de 1992, y mediante escritura otorgada ante el Notario de Madrid Don José Aristónico García Sánchez, TIMÓN SA suscribió con determinados accionistas de PROMOTORA DE INFORMACIONES S.A. un Pacto de Socios para regular la aportación de sus acciones en dicha Sociedad a PROMOTORA DE PUBLICACIONES S.L. y el régimen de su participación en la misma.

2. Que entre las Estipulaciones acordadas figuran las que a continuación se reseñan, por referirse al ejercicio del derecho de voto y a la transmisiblidad de las acciones:

"*Sexta.-* (Párrafo segundo) *En todo caso, quienes en su momento en función de capital propio o representado, tengan derecho a pertenecer al órgano de administración de PROMOTORA, serán también miembros del Consejo de Administración de PRISA, salvo que terceros designen uno o varios Consejeros en ésta Sociedad por el procedimiento contemplado en el artículo 137 de la ley de Sociedades Anónimas. En éste supuesto, cederá su condición de consejero en PRISA alguna de las personas que lo ostenten sin tener capital suficiente ni en PROMOTORA ni en PRISA* "

"*Sexta.-* (Párrafo tercero) *Los firmantes se comprometen irrevocablemente desde ahora e indefinidamente a actuar en su caso y día en la forma necesaria para que el voto que emita PROMOTORA y ellos mismos por las acciones que conserven, en las Juntas de Accionistas de PRISA y, en su caso, en otras filiales participadas por PROMOTORA, conduzca al fiel cumplimiento de éste compromiso. En la misma dirección se comportarán y votarán los Consejeros de PRISA para cubrir provisionalmente las vacantes que se pudieran producir en su órgano colegiado de administración".*

"Octava.- Los firmantes se comprometen con carácter firme, indefinido e irrevocable a votar en el seno de PROMOTORA en el mismo sentido, acordado por unanimidad de sus partícipes cuando se pueda o, en su caso, por las mayorías establecidas en los Estatutos y en éste Acuerdo, en los puntos que pudieren ser tratados en Junta General de la Sociedad o en el órgano de administración por los intervinientes que en su momento estén representados en el mismo.

Quedan sujetos al acuerdo común todos los asuntos que por cualquier razón o causa figuren en el orden del día de las Juntas Generales y en los que sean tratados en los demás órganos sociales.

Especialmente, los firmantes se comprometen con igual carácter firme, indefinido e irrevocable a votar en el seno de cualquiera de los órganos sociales de PRISA y demás sociedades participadas, directa o indirectamente, de plena conformidad con las directrices y acuerdos que para éstas sociedades participadas se hayan adoptado en los órganos competentes de PROMOTORA".

"Décima.- Para el supuesto de que TIMÓN SA, en su caso y día, decidiera vender títulos de los que ésta posee o posea en PROMOTORA, aquella sociedad reconoce con carácter indefinido e irrevocable el derecho a que los futuros socios de PROMOTORA, que suscriben o suscriban el presente documento, puedan optar por vender en ese mismo acto, a los mismos compradores e igual precio y condiciones sus títulos. A tal efecto, de llegar la ocasión, TIMÓN SA formulará notificación por conducto fehaciente a sus socios en PROMOTORA, con una antelación mínima de treinta días respecto de la fecha prevista para la compraventa, con especificación de nombre y dirección de los compradores, precio y restantes condiciones de la operación".

Las referencias en las Estipulaciones transcritas hechas a PROMOTORA deben entenderse hechas a PROMOTORA DE PUBLICACIONES SL y las hechas a PRISA a PROMOTORA DE INFORMACIONES SA.

3.- Que a la fecha de expedición de ésta certificación se encuentran vinculadas por este Pacto un total de 605.767 participaciones sociales de PROMOTORA DE PUBLICACIONES SL, representativas del 85,7090 % de su capital social y que sus titulares son: RUCANDIO SA., LIBERTAS 7 SA., INVERSIONES MENDOZA SOLANO SL., D. Diego Hidalgo Schnur, D. Manuel Varela Uña, Dª. Carmen del Moral Ruiz, D. Manuel Varela Entrecanales, Dª. María Cruz Varela Entrecanales, Dª. Marta Varela Entrecanales, Dª. Ana Varela Entrecanales, D. Andrés Varela Entrecanales y Dª Isabel Varela Entrecanales.

Y para que surta los efectos que proceda a fin de cumplimiento de lo preceptuado en la Ley 26/2003, de 17 de julio, y disposiciones de desarrollo, expide la presente en Madrid a nueve de marzo de dos mil cuatro, con el visto bueno del Presidente.

Vº.Bº.
EL PRESIDENTE

EL SECRETARIO

Madrid, a 29 de marzo de 2004

COMUNICACIÓN INFORMACION RELEVANTE

Como complemento a la Comunicación de Información Relevante remitida el día 18 de marzo de 2004 relativa al acuerdo de convocatoria de la Junta General Ordinaria de Accionistas de PROMOTORA DE INFORMACIONES, S.A. acompañamos el anuncio que se hará público el día 30 de marzo de 2004 así como la siguiente documentación que, a partir de la publicación de dicho anuncio y en cumplimiento de lo establecido en los artículos 153, 159, 144 y 212 de la Ley de Sociedades Anónimas, los accionistas podrán examinar en el domicilio social de la compañía (Gran Vía, 32 de Madrid), consultar en la página *web* de la Sociedad (www.prisa.es) y solicitar la entrega o envío gratuito (ia@prisa.es, teléfono 91-3301003 y 91-3301022):

- Texto íntegro de las Cuentas Anuales (Balance, Cuenta de Pérdidas y Ganancias y Memoria) e Informe de Gestión referidos al ejercicio 2.003 de la Sociedad y su Grupo Consolidado, así como los respectivos informes del auditor de cuentas (punto primero del Orden del Día).

- Informe de los Administradores en relación con las modificaciones estatutarias propuestas (punto quinto del Orden del Día).

- Informe de los Administradores en relación con la propuesta de Plan de Retribuciones mediante la entrega de opciones sobre acciones para los consejeros ejecutivos y los directivos de la sociedad, con autorización y delegación en el Consejo de Administración en relación con esta materia, incluyendo facultades para ampliar el capital social conforme a lo establecido en el artículo 153.1.b) de la Ley de Sociedades Anónimas, con facultad de excluir el derecho de suscripción preferente (punto séptimo del Orden del Día).

Asimismo les comunicamos que los accionistas podrán consultar en el domicilio social de la compañía y en la página *web* de la Sociedad la siguiente documentación:

- Texto íntegro de las propuestas de acuerdos correspondientes a los puntos del Orden del Día que el Consejo de Administración somete a la Junta General y copia de las cuales se adjunta a la presente.

- Informe Anual sobre Gobierno Corporativo, correspondiente al ejercicio 2003, el cual ya fue remitido por la Sociedad a la Comisión Nacional del Mercado de Valores, el pasado 18 de marzo.

- Informe Anual elaborado por el Comité de Auditoria y Cumplimiento, correspondiente al ejercicio 2003, copia del cual se adjunta a la presente.

Madrid, 29th March 2004

NOTIFICATION OF IMPORTANT INFORMATION

As a complement to the Notification of Important Information issued on 18th March 2004 regarding the calling of an Ordinary General Meeting for the Shareholders of PROMOTORA DE INFORMACIONES, S.A., we enclose an announcement that will be made public on 30th March 2004, as well as the documentation listed below which, after the publication of said announcement and in compliance with the provisions of Articles 153, 159, 144 and 212 of the Public Limited Companies Law, shareholders will be able to examine at the company's registered office (Gran Vía 32, Madrid), consult on the company's web page (www.prisa.es) or receive free of charge, upon request (ia@prisa.es, telephone (+34) 91 3301003 and (+34) 91 3301022).

- The entire text of the Annual Accounts (Balance Sheet, Profit & Loss Account and Report) and Management Report, for both the company and its consolidated group, for the financial year 2003, as well as the accounts auditor's respective reports (first point on the Agenda).

- Administrators' report regarding the proposed statutory modifications (fifth point on the Agenda).

- Administrators' report on the proposal for a salaries programme involving the awarding of share options to the company's executive managers and directors, with the authorisation and delegation of the Board of Directors in relation to this matter, including powers to increase share capital in accordance with the stipulations of Article 153.1.b) of the Public Limited Companies Law, with the power to exclude the right to preferential subscription (seventh point on the Agenda).

We also wish to communicate the fact that shareholders may consult the following documents at the company's registered office and on the company's web page.

- The full text of the proposed agreements dealt with in the Agenda which the Board of Directors submits to the General Meeting, a copy of which is enclosed.

- Annual Report on Corporate Governance for the financial year 2003, which the company sent to the Securities and Exchange Commission on 18th March.

- Annual Report prepared by the Audit and Compliance Committee for the financial year 2003, a copy of which is enclosed.

PROMOTORA DE INFORMACIONES, S.A.

Notice of Ordinary General Meeting

By agreement of the Board of Directors of "Promotora de Informaciones, Sociedad Anónima" and in compliance with the provisions of the Articles of Association and in accordance with the Public Limited Companies Act currently in force, the shareholders are summoned to an Ordinary General Meeting which will be held at **twelve o'clock on Thursday 15th April 2004**, in Madrid, at the Círculo de Bellas Artes, Calle del Marqués de Casa Riera 2, upon first calling, and at the same time and in the same place on 16th April 2004, upon second calling.

The holding of the General Meeting is envisaged for the first calling, in other words, **15th April 2004**, at the aforesaid time and place.

The matters to be dealt with at the Meeting are those stated below.

AGENDA

First. Examination and approval, if appropriate, of the Annual Accounts (Balance Sheet, Profit & Loss Account and Report) and Management Report, for both the company and its consolidated group, for the financial year 2003, and proposal for application of results.

Second. Approval of the Board of Directors' management during the financial year 2003.

Third. Adoption of relevant agreements regarding the Accounts Auditors of the company and its consolidated group, under the provisions of Article 42 of the Commercial Code and Article 204 of the Public Limited Companies Act.

Fourth. Dismissal and appointment of Directors.

Fifth. Amendment of the following articles of the Articles of Association: article 1 (Name and legal regime), article 12 (Competition), article 15 (Holding of the General Meeting), article 17 (Character, number of members and posts), article 21 A (Audit and Compensation Committee), article 26 (Substitutions and appointments) and article 39 (Referral to the Law).

Sixth. Approval of specific regulations for General Shareholders' Meetings.

Seventh. Salaries programme via the awarding of share options to the company's executive managers and directors, with the authorisation and delegation of the Board of Directors in relation to this matter, including powers to increase share capital in accordance with the stipulations of Article 153.1.b) of the Public Limited Companies Act, with the power to exclude the right to preferential subscription.

Eighth. Authorisation for direct or indirect derivative acquisition of own shares, in accordance with legal requirements and limits.

Revocation, of the unused part, of the authorisation for the derivative acquisition of own shares that was granted at the General Shareholders' Meeting of 10th April 2003.

Ninth. Information for the General Meeting about the Regulations of the Board of Directors.

Tenth. Delegation of powers.

ATTENDANCE AND INFORMATION RIGHTS

In order to attend the General Meeting, the shareholders must hold, individually or in a group, at least 60 shares which are recorded in the corresponding accounting ledger of account entries five days prior to the date of the Meeting and they must possess the corresponding attendance card issued by one of the depository companies belonging to the Sociedad de Gestion de los Sistemas de Registro, Compensación y Liquidación de Valores, Sociedad Anónima (Iberclear), in accordance with section 15 of the Articles of Association and Article 104 of the Public Limited Companies Act.

All shareholders that have the right to attend may confer their representation to another person, allowing the latter to attend the General Meeting, provided that they fulfil the requirements and formalities demanded by the Articles of Association and the law.

Following the publication of this notice and in compliance with the provisions of Articles 153, 159, 144 and 212 of the Public Limited Companies Act, the following documents will be made available to the shareholders, who may study them at the company's registered office (Gran Vía 32, Madrid), consult them on the company's web page (www.prisa.es) or receive them free of charge, upon request (ia@prisa.es, telephone (+34) 91 3301003 and (+34) 91 3301022):

- The entire text of the Annual Accounts (Balance Sheet, Profit & Loss Account and Report) and Management Report, for both the company and its consolidated group, for the financial year 2003, as well as the accounts auditor's respective reports (first point on the Agenda).

- Administrators' report regarding the proposed statutory modifications (fifth point on the Agenda).

- Administrators' report on the proposal for a salaries programme involving the awarding of share options to the company's executive managers and directors, with the authorisation and delegation of the Board of Directors in relation to this

matter, including powers to increase share capital in accordance with the stipulations of Article 153.1.b) of the Public Limited Companies Act, with the power to exclude the right to preferential subscription (seventh point on the Agenda).

The shareholders may also consult the following documents at the company's registered office (Gran Vía 32, Madrid) and on the company's web page (www.prisa.es).

- The full text of the proposed agreements that are included in the Agenda, which the Board of Directors submits to the General Meeting.
- Annual Report on Corporate Governance for the financial year 2003.
- Annual Report prepared by the Audit and Compliance Committee for the financial year 2003.

PRESENCE OF NOTARY

The Board of Directors has agreed to the presence of a Notary at the Meeting, in accordance with the provisions of Article 114 of the Public Limited Companies Act, to take the minutes of said Meeting.

Madrid, 26th March 2004. The Secretary of the Board of Directors.

Madrid, 14 de abril de 2004

COMUNICACIÓN DE INFORMACIÓN RELEVANTE

PROMOTORA DE INFORMACIONES, S.A. (PRISA) comunica que ha alcanzado un acuerdo con UNIVERSAL MUSIC SPAIN (UNIVERSAL) para la venta de los derechos discográficos de sus principales artistas y la explotación de los catálogos musicales, de las filiales de PRISA, COMPAÑÍA DISCOGRÁFICA MUXXIC RECORDS, S.A., EDICIONES MUSICALES HORUS, S.A. y EUROTROPICAL PRODUCCIONES DISCOGRÁFICAS, S.L.

El acuerdo incluye la opción de recompra de los activos discográficos por parte de PRISA, una vez transcurridos cinco años.

Durante el citado periodo de cinco años PRISA tiene un derecho de participación en la explotación comercial de los activos discográficos.

Al objeto de facilitar dicha explotación comercial, el acuerdo incluye sendos compromisos relativos a: (i) la cesión temporal por PRISA a UNIVERSAL del uso de marcas musicales para llevar a cabo compilaciones discográficas; (ii) un compromiso de inversión publicitaria de UNIVERSAL en los medios del Grupo PRISA.

El importe mínimo garantizado para PRISA derivado de la compraventa de los activos discográficos, de la cesión temporal del uso de las marcas musicales, y de la inversión publicitaria en sus medios, asciende a 14.200.000€.

ITEM 11

Emisor: PROMOTORA DE INFORMACIONES, S.A.

Inicio periodo: 01/01/2004 **Fin periodo: 31/03/2004**

Semestre: 1 **Ejercicio: 2004** **Nif: A-28297059**

Seleccione los datos a consultar:

A) Avance trimestral de resultados.
B) Evolución de los negocios.
C) Bases de presentación y normas de valoración.
D) Dividendos distribuidos durante el periodo.
E) Hechos significativos.
F) Anexo explicativo hechos significativos.

Siguiente ▸

Emisor: PROMOTORA DE INFORMACIONES, S.A.

Inicio periodo: 01/01/2004 Fin periodo: 31/03/2004

Trimestre: 1 Ejercicio: 2004 Nif: A-28297059

A) AVANCE TRIMESTRAL DE RESULTADOS

(Unidades en miles de euros)

		INDIVIDUAL		CONSOLIDADO	
		Ejercicio Actual	Ejercicio Anterior	Ejercicio Actual	Ejercicio Anterior
Importe neto de la cifra de negocio	**0800**	5.987	15.496	325.919	292.563
Resultado antes de impuestos	**1040**	-22.034	1.629	16.169	9.713
Resultado despues de impuestos	**1044**	-14.321	5.742	10.813	5.179
Reusltado atribuido a socios externos	**2050**			1.013	706
Reusltado del ejercicio atribuido a sa sociedad dominante	**2060**			11.826	5.885
Capital suscrito	**0500**	21.881	21.881		
Número medio de personas empleadas	**3000**	106	102	9.083	9.255

◄Anterior Siguiente►

Grupo PRISA

Resultados primer trimestre de 2004

15 de Abril de 2004

PRISA MEJORA UN 90% LOS RESULTADOS DE EXPLOTACIÓN EN EL PRIMER TRIMESTRE

Los ingresos se incrementan un 12% hasta alcanzar los 341 millones de euros, y el beneficio neto fue de 12 millones de euros, un 101% superior

Los Acontecimientos más destacables durante el primer trimestre del ejercicio han sido:

- Fuerte crecimiento de los **ingresos publicitarios** del grupo (+9,4%) impulsado por el crecimiento de los ingresos publicitarios de El País (+7,9%) y de la radio (+ 4,2%).
- **Los ingresos por circulación** se incrementan un 4% alcanzando los 62,2 millones de euros. Destaca el crecimiento del 2,8% en la circulación diaria de El País que alcanza los 510.415 ejemplares de difusión diaria en el trimestre.
- Crece la generación de **ingresos de productos complementarios (promociones).** La enciclopedia de El País ha destacado entre todas las promociones realizadas en el primer trimestre del ejercicio.
- Record histórico de audiencia de la SER, que ha alcanzado 5.702.000 oyentes.
- **Las campañas de educación** del cono sur muestran un buen comportamiento, en un entorno de mayor estabilidad económica y de tipo de cambio. Crecen las ventas en Brasil, Argentina y Chile.
- **La Prensa Regional** mejora significativamente su resultado de explotación

Otros acontecimientos destacables :

- Incremento de participación en Sogecable hasta sobrepasar el 20%.
- Reestructuración en Cinco Días.
- Acuerdo de la música.

ENERO-MARZO 2004

El Grupo Prisa ha obtenido en los tres primeros meses del ejercicio 2004 un crecimiento de los ingresos del 12,2% hasta alcanzar los 341 millones de euros.

El aumento en la publicidad de los medios del Grupo y el desarrollo **de las promociones** llevadas a cabo en los periódicos, especialmente en El País, han impulsado significativamente el resultado de explotación, que durante los primeros tres meses del ejercicio, experimentó una subida del 89,8% hasta alcanzar los 39,2 millones de euros.

Las campañas de educación en Latinoamérica han comenzado con un buen comportamiento en un entorno de mayor estabilidad cambiaria y económica, destacando Brasil, que ha incrementado sus ventas un 29% .

Continúa el control y potenciación de **los nuevos desarrollos**, destacando las mejoras operativas experimentadas en **Prisacom** -ayudado por la buena tónica de la publicidad y un estricto ajuste de costes- y la **Prensa Regional**, que ha alcanzado un resultado de explotación positivo de 0,4 millones de euros. La reestructuración llevada acabo en Cinco Días ha permitido mejorar en un 77,5% el resultado operativo del periódico.

En su conjunto, se ha producido una mejora de márgenes en el Grupo alcanzando en el primer trimestre del año un margen ebit/ventas del 11,5% frente al 6,8% alcanzado durante el mismo período en el ejercicio anterior.

El beneficio neto ha alcanzado los 11,8 millones de euros, un 101,0% superior al registrado durante el mismo período del ejercicio anterior.

En los primeros meses del año, Prisa ha incrementado un 0,3% su **participación en Sogecable** a través de compra de acciones en el mercado. La inversión realizada ha ascendido a 12 millones de euros. La participación actual de Prisa en Sogecable pasa ya del 20%.

PUBLICIDAD

La recuperación del mercado publicitario que se comenzó a vislumbrar al final del ejercicio 2003, se ha confirmado en los primeros meses del ejercicio 2004. El sector de la televisión continúa siendo el medio que mayor crecimiento ha experimentando. Sin embargo, la prensa y la radio han comenzado también a mostrar signos de fuerte crecimiento.

El conjunto de los ingresos publicitarios del grupo ha experimentado un incremento del 9,4%[1], destacando el importante aumento experimentado en El País (+7,9%).

INGRESOS POR PROMOCIONES

Las promociones que se realizan a través de los periódicos han evolucionado significativamente durante los últimos años. Además de potenciar la difusión, la experiencia ha hecho mejorar de manera notoria la rentabilidad de las mismas, y se han convertido en una línea autónoma de negocio.

El País ha venido realizando durante los últimos años promociones ligadas a la cultura, al ocio y al entretenimiento, donde colecciones como Clásicos del siglo XX (libros), Un País de Cine (DVD's de cine español) ó Los discos de tu vida(CD's de música española) han tenido una gran aceptación por nuestros lectores.

En el primer trimestre del año 2004, El País puso en el mercado varias promociones entre las que se encuentran La Enciclopedia, El País de aventuras, Un País de Cine 2 y Los discos de tu vida 2. Todas ellas están teniendo un comportamiento excelente. Hay que destacar la gran acogida de la Enciclopedia con una contribución significativa a los resultados del Grupo

LA ENCICLOPEDIA

- Cifras del primer trimestre del año:
  23 millones de ingresos y 9 millones de euros de ebit.
- Número de volúmenes de la colección: **20.**
- Primer volumen: **Gratuito.**
- Precio /Volumen: **9,95 €.**
- Ejemplares medios vendidos por número: **340.000.**
- Fecha de inicio de la promoción: **11/1/2004.**
- Fecha de finalización de la promoción : **30/05/04.**

LATINOAMÉRICA

Latinoamérica ha comenzado el ejercicio 2004 en un entorno de mayor estabilidad política y económica.

En el Grupo Prisa, las ventas de educación que se producen en el primer trimestre del año son las correspondientes a los países del cono Sur donde la mayor contribución procede de Brasil, Argentina y Chile. Sus ventas han mostrado crecimientos del 29%, 31% y 14% respectivamente.

[1] Incluye la incorporación de la Sociedad Canaria de televisión regional que comenzó a consolidarse por uintegración proporcional(40%) en junio de 2003. Su contribución a ingresos publicitarios en el primer trimestre del ejercicio ha sido de 0,39 millones de euros.

MÚSICA

Grupo Prisa ha firmado un acuerdo con Universal Music Spain por el que le vende la totalidad de los activos discográficos propiedad actualmente de Muxxic, Horus y Eurotropical. El acuerdo contempla un derecho de participación de Prisa en la explotación comercial de los activos discográficos, lo que conlleva un compromiso de cesión temporal de marcas a Universal y de inversión publicitaria por parte de esta última en los medios de Prisa.
El acuerdo global tiene un periodo de cinco años, y el precio mínimo garantizado para Prisa asciende a 14.200.000 €.

CUENTA DE RESULTADOS

Las principales magnitudes financieras de la cuenta de resultados del grupo durante el primer trimestre del ejercicio 2004 han sido las siguientes:

Millones de €	ENERO-MARZO 2004	2003	Var %
Ingresos de explotación	**340,88**	**303,84**	**12,2**
EBITDA	**60,17**	**40,22**	**49,6**
EBIT	**39,23**	**20,67**	**89,8**
Resultado financiero	(1,87)	(5,54)	66,3
Resultado puesta en equivalencia	(8,60)	(4,32)	(99,1)
Amortización fondo de comercio	4,75	3,47	36,9
Resultado actividades ordinarias	**24,01**	**7,34**	**-**
Resultado extraordinario	(7,84)	2,37	-
Resultado antes de impuestos	**16,17**	**9,71**	**66,5**
Impuesto sobre beneficios	5,35	4,53	18,1
Resultado atribuido socios externos	(1,01)	(0,71)	(42,3)
Resultado neto	**11,83**	**5,89**	**100,9**

Los ingresos de explotación se incrementan un 12,2% alcanzando 340,88 millones de euros, frente a los 303,84 millones obtenidos en 2003.

El desglose de los ingresos **por línea de actividad** es el siguiente:

Millones de €	ENERO-MARZO 2004	2003	Var %
Ventas de publicidad	114,92	105,05	9,4
Venta de libros y derechos	73,53	74,25	(1,0)
Venta de periódicos	62,21	59,81	4,0
Venta de servicios de impresión	16,64	20,26	(17,8)
Venta de música	2,19	4,17	(47,5)
Otros ingresos	71,39	40,30	77,1
Total Ingresos de explotación	**340,88**	**303,84**	**12,2**

Las ventas de publicidad aumentan un 9,4% respecto al mismo periodo del año anterior, incluyendo la participación del 40% en la Sociedad Canaria de TV Regional, que empezó a consolidarse por integración proporcional en junio de 2003 y que aporta 0,39 millones de euros de ingresos publicitarios. Descontando el efecto de dicha incorporación **los ingresos por publicidad del grupo habrían experimentado un crecimiento del 9%,** lo que mejora notoriamente el comportamiento del mercado en cada uno de los medios en los que Prisa está presente.

El sustancial incremento de los **ingresos publicitarios** se manifestó en los medios del Grupo tal y como se refleja a continuación:

Millones €	ENERO-MARZO 2004	2003	Var %
El País	40,24	37,29	7,9
Radio	39,53	37,96	4,2
Prensa Especializada y Regional	8,26	7,79	6,0
GDM	21,43	19,22	11,5
Medios Internacional	9,16	8,68	5,5
TV local	3,04	1,43	112,6
Prisacom	0,81	0,32	153,1

La evolución de los ingresos publicitarios fue especialmente destacable en:

1- **El País**, cuyo indiscutible liderazgo dentro de la prensa nacional le ha permitido incrementar sus ingresos de publicidad en un 7,9%, confirmando la reactivación en nuestro medio del mercado publicitario.

2- **Radio,** que mejoró significativamente, impulsada por la posición de liderazgo de Prisa en este soporte.

3- La **prensa Regional** y las **televisiones Locales**, poniendo de manifiesto el potencial de crecimiento del mercado publicitario local y en particular, el excelente comportamiento de la televisión en la fase inicial del ciclo alcista de la publicidad.

4- **Prisacom**, que ha incrementado sus ingresos publicitarios un 153,1%, produciéndose una reactivación de la publicidad en internet, en línea con lo que se está produciendo en otros países.

Del total de las ventas de publicidad del grupo, El País representó un 35% y la Radio en España un 33%.

Las ventas de libros y derechos disminuyeron un 1% con respecto al mismo periodo del ejercicio anterior, alcanzando los 73,53 millones de euros. Destacó el comportamiento de las campañas de educación en la mayoría de los países latinoamericanos en los que éstas tienen lugar en el primer trimestre, principalmente en Brasil, Chile y Argentina.

Las ventas de periódicos y revistas crecen un 4% hasta alcanzar 62,21 millones de euros. El **incremento de las difusiones** experimentado en El País y la prensa regional es la razón fundamental de este crecimiento.

Las ventas de servicios de impresión hay que analizarlas teniendo en cuenta que en 2004 se ha empezado a consolidar por integración proporcional (40%) los resultados de la compañía de impresión Dédalo, constituida en 2003, a raíz del acuerdo entre el Grupo Prisa y Polestar para fusionar sus negocios de impresión en España. Ello explica la disminución de los ingresos del 17,8% dado que en 2003 se consolidaba el 100% de la compañía.

Las ventas de música experimentan un descenso del 47,5% como consecuencia de la menor actividad de la compañía discográfica, que quedó casi paralizada durante el mes de marzo con la implementación del acuerdo con Universal

Los otros ingresos de explotación se incrementan un 77,1% debido a los mayores ingresos procedentes de la realización de promociones. Las mayores ventas de programación colaboran también al crecimiento.

La contribución de las líneas de actividad a los ingresos totales se muestra a continuación:


34%
22%
18%
26%
35%
24%
20%
21%
Publicidad
Libros y Derechos
Periódicos
Otros
Enero-Marzo 2004
Enero-Marzo 2003

La **distribución geográfica de los ingresos** durante el primer trimestre de los ejercicios 2004 y 2003 ha sido la siguiente:


1T 2004
España
Internacional
22%
78%
1T 2003
25%
75%

Del total de los ingresos del exterior, el 81% procedieron del negocio editorial de Santillana, un 14% corresponde a las actividades de radio y otros medios y un 5% proceden de la unidad de impresión.

El resultado de explotación (EBIT), ha ascendido a 39,23 millones de euros, frente a los 20,67 millones de euros del primer trimestre del ejercicio anterior, lo que supone un incremento del 89,8%, fundamentalmente explicado por:

- Las importantes **mejoras operativas de El País** y la **Radio** fruto de el aumento de la inversión publicitaria en el Grupo y de un importante esfuerzo de contención de costes.

- Importante contribución de **las promociones** en El País (La Enciclopedia).

- **Mejora del resultado operativo en Prisacom y Prensa Regional.**

Todo ello ha permitido compensar el comportamiento más débil de ***las televisiones Locales, Medios Internacional, Ocio y Entretenimiento e Impresión.***

El resultado financiero, asciende a 1,87 millones de euros negativos frente a una pérdidas de 5,54 millones de euros en el primer trimestre de 2004. Esta mejora ha obedecido principalmente a los mayores ingresos financieros derivados del préstamo participativo a Sogecable, y a los menores gastos financieros por menores diferencias negativas de cambio.

El resultado por puesta en equivalencia recoge las participaciones en Sogecable, Antena 3 de Radio e Iberbanda.

La **amortización del fondo de comercio** aumenta un 37,2% debido fundamentalmente a los nuevos fondos de comercio originados por el incremento de la participación en Sogecable.

El resultado extraordinario asciende a 7,84 millones de euros negativos frente a un resultado positivo de 2,37 millones de euros en el primer trimestre de 2003. Como ingresos se han incluido fundamentalmente reversiones de provisiones de inmovilizado material, y como gastos indemnizaciones de personal.

Consecuentemente el **resultado antes de impuestos** se incrementa un 66,5% con respecto al primer trimestre del ejercicio anterior, alcanzando los 16,17 millones de euros.

El **gasto por impuesto de sociedades** asciende a 5,36 millones de euros frente a 4,53 millones de euros del primer trimestre de 2003, mientras que el **resultado minoritario** se situó en 1,01 millones de euros negativos.

El beneficio neto alcanza 11,83 millones de euros frente a los 5,89 millones de euros registrados el ejercicio anterior, lo que supone una mejora del 101%.

BALANCE DE SITUACIÓN

Millones de € ACTIVO	31/03/2004	31/12/2003
INMOVILIZADO	**727,45**	**722,09**
Gastos de establecimiento	11,26	11,87
Inmovilizaciones inmateriales	114,78	114,26
Inmovilizaciones materiales	298,94	292,13
Inmovilizaciones financieras	272,77	274,47
Acciones de la Sociedad dominante a L/P	29,71	29,36
FONDO DE COMERCIO DE CONSOLIDACIÓN	**326,95**	**316,34**
GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS	**6,76**	**6,85**
ACTIVO CIRCULANTE	**592,11**	**581,36**
Existencias	93,47	91,06
Deudores	435,92	429,83
Inversiones financieras temporales	12,25	10,14
Tesorería	29,86	39,31
Ajustes por periodificación	20,61	11,02
TOTAL ACTIVO	*1.653,27*	*1.626,64*

Millones de € PASIVO	31/03/2004	31/12/2003
FONDOS PROPIOS	*676,66*	*660,67*
Capital Suscrito	21,88	21,88
Reservas	642,95	578,19
Resultados atribuibles a la Sociedad Dominante	11,83	60,60
SOCIOS EXTERNOS	**26,28**	**28,02**
INGRESOS A DISTRIBUIR EN VARIOS EJERCICIOS	**8,09**	**9,15**
PROVISIONES PARA RIESGOS Y GASTOS	**19,63**	**19,84**
ACREEDORES A LARGO PLAZO	**492,37**	**481,79**
Deudas con entidades de crédito	304,94	296,56
Bonos canjeables	162,30	162,30
Otras deudas a Largo	25,13	22,93
ACREEDORES A CORTO PLAZO	**430,24**	**427,17**
Deudas con entidades de crédito	100,46	106,99
Acreedores comerciales	183,58	192,37
Otras deudas a corto	139,33	122,91
Ajustes por periodificación	6,87	4,90
TOTAL PASIVO	*1.653,27*	*1.626,64*

INVERSIONES

El importe total de las inversiones en inmovilizado ha ascendido a 47,2 millones de euros frente a 19,3 millones de euros en el primer trimestre del ejercicio 2003.
El importe total de las inversiones por unidad de negocio ha sido:

INVERSIONES 1T 2004	Millones de euros
Prisa	13,01
Editorial	8,79
El País	7,92
Ocio y Entretenimiento	6,26
Impresión	3,08
Radio	2,56
Otros	5,46
Total	47,08

Las inversiones de Prisa por importe de 13,01 millones de euros, corresponden fundamentalmente al incremento de la participación en Sogecable por importe de 12 millones de euros.

Las inversiones en Santillana corresponden a prototipos, y en El País e Impresión a la adquisición de rotativas.

El desglose de inversiones por tipo de inmovilizado es el siguiente:

INVERSIONES 1T 2004	Millones de euros
Gastos de establecimiento	0,07
Inmovilizado material	18,37
Inmovilizado inmaterial	10,70
Inmovilizado financiero	17,94
TOTAL INVERSIONES	47,08

POSICIÓN NETA DE TESORERÍA

La deuda neta a marzo de 2004 asciende a 526 millones de euros frente a 516 millones de euros a 31 de diciembre de 2003.

POSICIÓN FINANCIERA NETA 31/03/ 2004	Millones de euros
Deuda financiera	567,70
A largo plazo	467,24
A corto plazo	100,46
Tesorería e inversiones financieras temporales	42,11
Deuda neta	**525,59**

Del total de la deuda financiera a largo plazo, 162,3 millones de euros corresponden a los bonos canjeables por la autocartera (5%) , cuya emisión se llevó a cabo en diciembre de 2003. La deuda bancaria del grupo asciende a 405,4 millones de euros y mantiene adicionalmente líneas de crédito abiertas por importe de 380 millones de euros.

El cupón de los bonos se ha fijado en el 1,75%. Teniendo en cuenta que el resto de la deuda financiera está referenciada a tipos de interés variable, un 29% de la deuda de Prisa está referenciada a tipo de interés fijo y un 71% a variable.

La deuda a largo plazo representa el 82% del total de la deuda financiera y por monedas, un 75% de la deuda está denominada en euros y un 25% en dólares.


18%
82%
Largo plazo
Corto plazo


25%
75%
Euros
Dolares

ESTADO DE FLUJOS DE FONDOS

	31/03/2004	31/03/2003
EBIT	**39,23**	**20,67**
Amortizaciones	19,59	19,73
Variación de circulante no financiero	(8,50)	(19,59)
Inversiones operativas	(29,14)	(19,19)
Flujo de caja operativo	**21,18**	**1,62**
Inversiones financieras	(17,94)	(0,12)
Resultado financiero	(1,87)	(5,54)
Resultado extraordinario	(7,84)	2,72
Impuestos	(5,36)	(4,53)
Otros	2,64	1,71
VARIACIÓN DEUDA NETA	**9,19**	**4,14**

La **generación de flujo de caja operativo en el primer trimestre de 2004 ha sido de 21,2 millones de euros**, mejorando notablemente respecto al mismo periodo del año anterior.

COMPORTAMIENTO DE LAS UNIDADES DE NEGOCIO

- El EBIT de **El País** se sitúa en 33,46 millones de euros, un 84,4% superior al registrado en el mismo periodo de 2003. El margen EBIT se sitúa en el 31,3% frente al 24,1% del primer trimestre de 2003.

- Los ingresos de la **Radio en España** crecen un 8,4%, destacando el 4,2% de crecimiento en los ingresos de publicidad. El resultado de explotación (EBIT) mejora un 12,6%.

- Buen comportamiento de las campañas de venta de libros de texto en América Latina.

- La **Prensa Especializada y Regional** obtiene un **EBIT positivo frente a** las pérdidas operativas del primer trimestre de 2003.

- **La actividad digital – Prisacom** – disminuye sus pérdidas de operación apoyada por la mejora de la publicidad y el ajuste de costes.

- **GDM** mejora sus beneficios, como consecuencia de la recuperación del mercado publicitario.

- Prisa comienza a consolidar por integración proporcional (40%) los resultados de la nueva compañía de impresión, **Dédalo.**

INGRESOS Millones de €	ENERO-MARZO 2004	 2003	 Var %
El País	106,76	75,32	41,7
Prensa Espec y Regional	29,93	29,21	2,5
Radio	45,48	41,96	8,4
TV local	7,87	2,87	-
Medios Internacional	10,72	10,34	3,7
Educación y Formación	75,33	75,82	(0,6)
Prisacom	3,20	2,53	26,5
Ocio y Entretenimiento	17,36	23,26	(25,3)
Impresión	20,53	27,28	(24,7)
GDM	21,43	19,22	11,5
Distribución	63,62	52,77	20,6
Otros	6,45	4,81	34,1
Ajustes de consolidación	(67,83)	(61,55)	10,2
TOTAL	**340,88**	**303,84**	**12,2**

EBIT Millones de euros	ENERO-MARZO 2004	 2003	 Var %
El País **Margen EBIT**	33,46 **31,3%**	18,15 **24,1%**	84,4
Prensa Espec. y Regional **Margen EBIT**	0,25 **0,8%**	(0,94) **(3,2%)**	-
Radio **Margen EBIT**	6,05 **13,3%**	5,37 **12,8%**	12,6
TV local **Margen EBIT**	(3,12) **(39,6%)**	(3,05) **-**	(2,3)
Medios Internacional **Margen EBIT**	(2,56) **(23,9%)**	(1,92) **(18,6%)**	(33,3)
Educación y Formación **Margen EBIT**	8,87 **11,8%**	9,24 **12,2%**	(4,0)
Prisacom **Margen EBIT**	(2,25) **(70,3%)**	(2,91) **-**	22,7
Ocio y Entretenimiento **Margen EBIT**	(3,15) **(18,1%)**	(2,90) **(12,5%)**	(8,6)
Impresión **Margen EBIT**	0,67 **3,3%**	1,10 **4,0%**	(39,1)
GDM **Margen EBIT**	0,84 **3,9%**	0,75 **3,9%**	12,0
Distribución **Margen EBIT**	0,94 **1,5%**	0,14 **0,3%**	-
Ajustes y Otros	(0,78)	(2,36)	67,0
TOTAL **Margen**	**39,23** **11,5%**	**20,67** **6,8%**	**89,8**

EL PAÍS

Millones de €	ENERO-MARZO 2004	2003	Var %
Total Ingresos explotación	106,76	75,32	41,7
Total gastos explotación	73,30	57,17	28,2
EBIT	**33,46**	**18,15**	**84,4**
%/Ingresos	**31,3%**	**24,1%**	
EBITDA	**36,57**	**21,57**	69,5
%/Ingresos	**34,3%**	**28,6%**	

Ingresos publicitarios


MM €
+7,9%
60,0
40,0
20,0
0,0
37,3
40,2
1T 2003
1T 2004

Ingresos de circulación


MM €
+4,3%
50,0
40,0
30,0
20,0
10,0
0,0
35,7
37,2
1T 2003
1T 2004

Los ingresos de El País aumentan un 41,7%, y el resultado de explotación mejora un 84,4%, alcanzando un margen EBIT sobre ventas del 31,3%.

- Los ingresos publicitarios, se incrementan un 7,9% respecto al mismo periodo del año anterior.

- Los ingresos por circulación, experimentan un crecimiento del 4,3%, hasta los 37,2 millones de euros.

	Enero-Marzo 2004	Enero-Marzo 2003	Var %
Difusión media diaria	510.415	496.358	2,8
Difusión media fin de semana	873.709	875.899	(0,2)

La difusión media diaria alcanzada durante los primeros tres meses del año 2004 ha logrado su máximo histórico.

Los **ingresos por productos promocionales** se incrementan un 1.150% hasta los 29,3 millones de euros y han contribuido a que el EBIT mejore en 9 millones de euros.

Los gastos de explotación se incrementan en una proporción sustancialmente menor que los ingresos, debido fundamentalmente a:

- Los menores **gastos por consumo de papel**
- El **apalancamiento operativo** del negocio.

La rentabilidad ha mejorado muy significativamente - el **EBIT** se incrementa un 84,4% (35% descontando la contribución de las promociones) y el **margen de EBIT sobre ventas** se sitúa en el 31,3% frente al 24,1% de 2003.

ACUERDO Nº 4

Cuarto.- Cese y nombramiento de Consejeros.

Considerando que el mandato de Don Jesús de Polanco Gutierrez, Don Juan Luis Cebrián Echarri, Don Ricardo Diez Hochleitner, Don Gregorio Marañón Bertrán de Lis, Don Emiliano Martínez Rodriguez, Don Francisco Pérez González, Don Matías Cortés Domínguez, Don Alvaro Noguera Gimenez, Don Adolfo Valero Cascante y Don Manuel Varela Uña expira el próximo 17 de junio, se anticipa el cese de todos ellos y se acuerda reelegirlos como Consejeros de la Sociedad por el plazo estatutario de cinco años.

Don Jesús de Polanco Gutierrez, Don Juan Luis Cebrián Echarri, Don Ricardo Diez Hochleitner, Don Gregorio Marañón Bertrán de Lis, Don Emiliano Martínez Rodriguez, Don Francisco Pérez González, Don Matías Cortés Domínguez, Don Alvaro Noguera Gimenez, Don Adolfo Valero Cascante y Don Manuel Varela Uña, presentes en la reunión, aceptan el nombramiento, manifestando no encontrarse incursos en causa de incompatibilidad legal, estatal o autonómica, alguna.

ACUERDO Nº 5

Quinto.- Modificación de los siguientes artículos de los Estatutos Sociales: artículo 1 (Denominación y régimen jurídico), artículo 12 (Competencia), artículo 15 (Celebración de la Junta General), artículo 17 (Carácter, número de miembros y cargos), artículo 21 bis (Comité de Auditoria y Cumplimiento), artículo 26 (Sustituciones y nombramientos) y artículo 39 (Remisión a la Ley)

1.- Modificar los siguientes artículos de los Estatutos Sociales: artículo 1 (Denominación y régimen jurídico), artículo 12 (Competencia), artículo 15 (Celebración de la Junta General), artículo 17 (Carácter, número de miembros y cargos), artículo 21 bis (Comité de Auditoria y Cumplimiento), artículo 26 (Sustituciones y nombramientos) y artículo 39 (Remisión a la Ley), de manera que su nueva redacción sea la que se indica a continuación:

*"**Artículo 1.- Denominación y régimen jurídico.***
La denominación de la Sociedad es Promotora de Informaciones, S.A., y se rige por la Ley de Sociedades Anónimas de 22 de diciembre de 1989, las disposiciones legales o reglamentarias aplicables y los presentes Estatutos. La referencia que se haga en ellos a la Ley se entenderá hecha a la Ley de Sociedades Anónimas de 22 de diciembre de 1989 y a la Ley del Mercado de Valores 28 de julio de 1988, según proceda."

*"**Artículo 12.- Competencia.***
La Junta General de Accionistas es el órgano supremo de la soberanía social.
Le corresponde:
a) La interpretación, modificación o reforma de estos Estatutos, de sus propios acuerdos y los de los administradores.
b) El aumento o disminución de capital.
c) El nombramiento del Consejo de Administración, la destitución del mismo o de cualquiera de sus miembros, así como de cualesquiera apoderados o mandatarios nombrados y sus sustitutos.
d) Proveer a la gestión, administración y representación de la Sociedad cuando fuere necesario.
e) El examen y aprobación de inventarios y balances, reparto de beneficios y formación de fondos de reserva de cualquier clase.
f) La aprobación y reforma del Reglamento de la Junta General, que complementará y desarrollará la regulación establecida en los presentes Estatutos, respecto de la organización y funcionamiento de la Junta General.
g) Todo aquello que interese a la Sociedad, sin perjuicio de las facultades conferidas a otros órganos sociales."

*"**Artículo 15.- Celebración de la Junta General.***
a) Lugar. El lugar de celebración de la Junta será el designado en la convocatoria dentro de la localidad del domicilio social, el día y hora señalados, salvo que se tratara de Junta Universal.

b) Podrán asistir a la Junta General todos los accionistas que sean titulares de, al menos, 60 acciones, inscritas en el correspondiente registro contable de anotaciones en cuenta con cinco días de antelación a la fecha de celebración de la Junta y que se provean de la correspondiente tarjeta de asistencia.

Asistirá a la Junta General el Consejo de Administración. El Presidente de la Junta General podrá autorizar la asistencia a cualquier otra persona que juzgue conveniente; no obstante la Junta podrá revocar dicha autorización.

c) Representación de los socios. Los socios podrán conferir su representación a favor de otro socio. La representación será específica para la Junta de que se trate. Este requisito no se exigirá cuando el representante ostente poder general en documento público con facultades para administrar todo el patrimonio que el representado tuviere en territorio nacional. La representación se hará constar por escrito, en la tarjeta de asistencia facilitada con la convocatoria, mediante carta, o por medios electrónicos de comunicación a distancia. En éste último caso se deberán satisfacer requisitos similares a los establecidos para el voto por medios electrónicos de comunicación a distancia

d) Número de socios para su constitución. Sin perjuicio de lo establecido por la Ley para casos especiales, la Junta General de Accionistas quedará constituida en primera convocatoria cuando los accionistas, presentes o representados, posean al menos el 25% del capital suscrito con derecho a voto; en segunda convocatoria será válida la constitución de la Junta cualquiera que sea el capital concurrente a la misma.

e) Cargos. Será presidente de la Junta el que lo sea del Consejo. Le corresponde declarar válidamente constituida la Junta, abrir la sesión y dirigir y ordenar los debates, ostentando la máxima dirección de la Asamblea. Será secretario de la Junta el que lo sea del Consejo y le corresponde la redacción del acta y la expedición de certificaciones. Se constituirá la mesa con el presidente y el secretario y los miembros del Consejo.

f) Voto a través de correo postal o medios electrónicos de comunicación a distancia. El voto de las propuestas sobre puntos comprendidos en el Orden del Día de cualquier clase de Junta General podrá ejercerse por los accionistas por correspondencia postal o mediante medios electrónicos de comunicación a distancia. Deberá garantizarse debidamente la identidad del sujeto que ejerce su derecho al voto, de acuerdo con los requisitos establecidos en el Reglamento de la Junta General. Los accionistas que emitan sus votos a distancia deberán ser tenidos en cuenta a efectos de constitución de la Junta como presentes. Los votos emitidos a través de estos medios deberán obrar en poder de la sociedad en su sede social, con al menos veinticuatro horas de antelación a la hora prevista para la celebración de la Junta General en primera convocatoria. En caso contrario, el voto se tendrá por no emitido. El Consejo de Administración en la convocatoria de cada Junta General podrá determinar un plazo de antelación inferior.

g) Votación. Cada una de las acciones totalmente desembolsadas tiene un voto. El presidente dará cuenta de la votación, resumirá el número de conformes y

disconformes con el acuerdo sometido a la misma y dará a conocer en alta voz el resultado.

h) Acuerdos. Los acuerdos se tomarán por mayoría de votos de capital concurrente, salvo disposición legal en contrario."

"Artículo 17.- Funciones, composición y organización.

Al Consejo de Administración se encomienda la gestión, administración y representación de la Sociedad, sin perjuicio de las facultades que con arreglo a la Ley y a los Estatutos correspondan a la Junta General.

El Consejo se compondrá de un mínimo de tres y un máximo de veintiún Consejeros, correspondiendo a la Junta su nombramiento y la determinación de su número.

De entre sus miembros, nombrará un presidente y podrá nombrar, con la misma condición, uno o varios vicepresidentes. Así mismo, podrá nombrar de entre sus miembros, una comisión ejecutiva o uno o varios consejeros delegados, a quienes podrá atribuir el poder de representación solidaria o mancomunadamente.

Nombrará, también, un secretario, que podrá no ser consejero, y podrá nombrar un vicesecretario, que, igualmente, podrá no ser miembro del Consejo.

El Consejo de Administración aprobará un Reglamento para regular su organización y funcionamiento."

"Artículo 21 bis.- Comité de Auditoria y Cumplimiento

El Consejo de Administración constituirá un Comité de Auditoria y Cumplimiento.

El Comité de Auditoria y Cumplimiento tendrá las funciones que legalmente le correspondan, sin perjuicio de cualquier otra que le pudiera atribuir el Consejo de Administración.

El Comité de Auditoria y Cumplimiento estará formado por el número de Consejeros que en cada momento determine el Consejo de Administración, con un mínimo de tres y un máximo de cinco. Los miembros del Comité de Auditoria y Cumplimiento serán, al menos, en su mayoría, Consejeros no ejecutivos, y deberán cumplir, además, los restantes requisitos establecidos en la Ley.

Los miembros del Comité serán designados por el Consejo de Administración a propuesta del Presidente y cesarán en el cargo cuando lo hagan en su condición de Consejeros o cuando así lo acuerde el Consejo de Administración.

El Presidente del Comité será elegido por el Consejo de Administración, de entre aquellos de los miembros del Comité que tengan la condición de Consejeros no ejecutivos y deberá cumplir, además, los restantes requisitos legales exigibles. El Presidente del Comité deberá ser sustituido cada cuatro años, pudiendo ser reelegido una vez transcurrido un año desde su cese.

Actuará como Secretario de este Comité, el Secretario del Consejo de Administración, y en su ausencia el Vicesecretario. El Secretario extenderá actas de

las sesiones del Comité en los términos previstos para el Consejo de Administración.

El Comité se reunirá periódicamente en función de las necesidades y, al menos, cuatro veces al año, previa convocatoria de su Presidente.

Al Comité de Auditoria y Cumplimiento le serán de aplicación las normas de funcionamiento establecidas por los Estatutos Sociales con relación al Consejo de Administración, siempre y cuando sean compatibles con la naturaleza y funciones de este Comité."

"Artículo 26.- Sustituciones y nombramientos.
En caso de ausencia transitoria o incapacidad momentánea del presidente, asumirá la presidencia el vicepresidente si lo hubiere y, en otro caso, el consejero que el propio Consejo designe. En el mismo supuesto referido al secretario, asumirá sus funciones el consejero que designe el Consejo. En los actos que realicen se hará constar el cargo al que sustituyen añadiendo la palabra "interino" y la causa de la interinidad.

Las vacantes que se produzcan en el Consejo podrán ser cubiertas provisionalmente por los socios que el propio Consejo designe, hasta que se reúna la primera Junta General."

"Artículo 39.- Remisión a la Ley
En todo cuanto no esté previsto por los presentes Estatutos serán de observancia y aplicación las disposiciones de la Ley de Sociedades Anónimas y de la Ley del Mercado de Valores."

ACUERDO Nº 6

Sexto.- Aprobación de un Reglamento específico para la Junta General de Accionistas.

Aprobar el reglamento específico para la Junta General de Accionistas de Promotora de Informaciones, S.A., de acuerdo con el texto que se incluye a continuación, en cumplimiento del artículo 113 de la Ley 24/1988, de 28 de julio, del Mercado de Valores:

REGLAMENTO DE LA JUNTA GENERAL DE PROMOTORA DE INFORMACIONES, S.A. (PRISA)

Artículo 1. La Junta General.

La Junta General es el órgano soberano supremo de la soberanía social y sus acuerdos son obligatorios para todos los accionistas.

Artículo 2. Facultades de la Junta.

2.1. Están reservadas, en particular, a la competencia de la Junta General las facultades siguientes:

a) La aprobación de las cuentas anuales, las cuentas anuales consolidadas, la gestión del Consejo de Administración y la propuesta de aplicación del resultado.

b) La fijación del número efectivo de Consejeros.

c) El nombramiento y la separación de los Consejeros, así como la ratificación o la revocación de los nombramientos provisionales de Consejeros efectuados por el propio Consejo de Administración.

d) El nombramiento y la reelección de los Auditores de Cuentas.

e) El aumento, la reducción del capital social, la emisión de obligaciones y, en general, de valores mobiliarios de cualquier naturaleza, incluida las participaciones preferentes, la transformación, la fusión, la escisión, la disolución de la Sociedad y cualquier modificación de los Estatutos.

f) La autorización al Consejo de Administración para aumentar el capital social, de acuerdo con la Ley de Sociedades Anónimas y para emitir obligaciones de cualquier naturaleza y la delegación en el Consejo de Administración de cualesquiera otras facultades de conformidad con la Ley y los Estatutos.

g) La aprobación y la modificación del Reglamento de la Junta General, con sujeción a lo establecido en la Ley y en los Estatutos.

h) La aprobación anual de la retribución del Consejo de Administración, conforme al art. 19, párrafo primero, de los Estatutos Sociales.

i) La autorización de la retribución a los Consejeros consistente en la entrega de acciones o de derechos de opción sobre las mismas, o que esté referenciada al valor de las acciones.

j) El ejercicio de cualquier otra competencia que le esté atribuida por la Ley o los Estatutos y el conocimiento o decisión sobre cualquier otro asunto que el Consejo de Administración acuerde que sea objeto de información o de resolución por la Junta por considerar que resulta de especial relevancia para el interés social.

2.2. El Consejo de Administración podrá interpretar, subsanar, ejecutar y desarrollar los acuerdos adoptados por la Junta General y designar a las personas que deban otorgar los documentos públicos o privados correspondientes.

Artículo 3. Clases de Juntas.

3.1. Las Juntas Generales de Accionistas podrán ser Ordinarias o Extraordinarias.

La Junta General Ordinaria, que se reunirá necesariamente dentro de los seis primeros meses de cada ejercicio, será aquélla que tenga por objeto censurar la gestión social, aprobar, en su caso, las cuentas del ejercicio anterior, resolver sobre la aplicación del resultado y decidir sobre cualquier otro asunto que figure en el orden del día.

Las restantes Juntas que celebre la Sociedad tendrán la consideración de Juntas Generales Extraordinarias.

Artículo 4. Convocatoria.

4.1. Las Juntas Generales serán convocadas por el Consejo de Administración, que establecerá su orden del día.

El Consejo de Administración deberá convocar la Junta Ordinaria en los términos previstos por la Ley, y la Extraordinaria siempre que hubiera sido requerido notarialmente por un número de accionistas que sea titular, al menos, del cinco por ciento del capital social. En este supuesto el Consejo de Administración convocará la Junta para celebrarla dentro de los treinta días siguientes a la fecha en que se le hubiera requerido notarialmente para ello, advirtiendo esta circunstancia en el anuncio que la convoque, y confeccionará un orden del día en el que necesariamente incluirá los asuntos que hubieran sido objeto de la solicitud.

4.2. Si la Junta General Ordinaria o la Extraordinaria no fueran convocadas en plazo, conforme a lo previsto en el punto 4.1. anterior, podrán serlo por el Juez de Primera Instancia del domicilio social, en los términos previstos en la Ley.

Artículo 5. Publicación de la convocatoria.

5.1. Las Juntas Generales, tanto Ordinarias como Extraordinarias, deberán ser convocadas por el Consejo de Administración mediante anuncio publicado en el Boletín Oficial del Registro Mercantil y en uno de los diarios de mayor circulación en la provincia del domicilio social, con 15 días de antelación, por lo menos, a la fecha anunciada para la reunión, expresándose la fecha en que, si procediera, se reuniría la Junta en segunda convocatoria; en este caso, entre la primera y la segunda reunión deberá mediar, por lo menos, un plazo de 24 horas.

5.2. El anuncio de la convocatoria, que también se hará publico a través de la página *web* de la Sociedad (www.prisa.es), será remitido asimismo a la Comisión Nacional del Mercado de Valores y expresará el lugar, fecha y hora de la reunión de la primera y, en su caso, segunda convocatoria, además de contener el orden del día de la reunión y los demás requisitos exigidos por la Ley, los Estatutos y el presente Reglamento.

En el anuncio de convocatoria de la Junta General se hará constar el derecho que corresponde a los accionistas de obtener, desde la fecha de su publicación y de forma inmediata y gratuita la documentación requerida por la Ley y los Estatutos Sociales.

Igualmente se incluirán los detalles necesarios sobre la Oficina de Atención al Accionista, indicando los números de teléfono, dirección de correo electrónico, oficinas y horarios de atención.

Artículo 6. Derecho de información de los accionistas previo a la celebración de la Junta.

6.1. Los accionistas, mediante comunicación escrita, podrán solicitar de los administradores hasta el séptimo día anterior previsto para la celebración de la Junta, informaciones o aclaraciones, o formular preguntas acerca de los asuntos comprendidos en el orden del día y sobre la información accesible al público que se hubiera facilitado por la Sociedad a la Comisión Nacional del Mercado de Valores desde la celebración de la última Junta General.

6.2. La información solicitada conforme a las previsiones del presente artículo será proporcionada al solicitante por el Consejo de Administración o, mediante delegación del mismo, por cualquiera de sus miembros facultados al efecto o por su Secretario. La información se facilitará por escrito, dentro del plazo que medie hasta el día de la celebración de la Junta General, y a través de la Oficina de Atención al Accionista.

6.3. No obstante, podrá denegarse la información solicitada, en los casos contemplados en el artículo 19.3 de este Reglamento.

6.4. El solicitante deberá acreditar su identidad, en el caso de solicitud de información por escrito, mediante fotocopia de su Documento Nacional de Identidad o Pasaporte y, si se tratara de personas jurídicas, documento de acreditación suficiente de su representación.

Adicionalmente, el solicitante deberá acreditar su condición de accionista o proporcionar los datos suficientes (número de acciones, entidad depositaria, etc), para que puedan ser verificados por la Sociedad.

6.5. En el caso de que se ejerza el derecho de información mediante correspondencia electrónica u otro medio de comunicación telemática, se utilizará un procedimiento similar al previsto en el artículo 11.2 de este Reglamento y se acreditará la identidad del accionista con los mismos requisitos establecidos en el referido artículo 11.2.

6.6. Desde la fecha de publicación del anuncio de convocatoria, se incorporarán a la página web de la Sociedad, además del anuncio de la convocatoria, las propuestas que hubiera realizado el Consejo de Administración en relación con el orden del día, así como cualquier otra documentación legalmente preceptiva. Dicha documentación será también comunicada a la Comisión Nacional del Mercado de Valores.

La publicación de las propuestas de acuerdos no excluirá su modificación con anterioridad a la Junta General si fuera legalmente posible.

Artículo 7. Derecho de Asistencia.

7.1. A las Juntas Generales de Accionistas que celebre la Sociedad podrán asistir quienes sean titulares de, al menos 60 acciones, siempre que, con cinco días de antelación a aquél en que haya de celebrarse la Junta, estén inscritas en los correspondientes registros contables y se conserven hasta la celebración de la Junta.

Los titulares de menor número de acciones podrán agruparse hasta completar 60 acciones, nombrando a su representante.

7.2. Para ejercitar su derecho de asistencia, el accionista deberá estar previamente legitimado mediante la correspondiente tarjeta de asistencia expedida por alguna de las entidades participantes en Iberclear, o en cualquier otra forma admitida por la legislación vigente.

7.3. Asistirá a la Junta el Consejo de Administración, y podrán asistir los Directores, Gerentes y Técnicos de la Sociedad y de sus empresas participadas, así como cualquier otra persona cuya asistencia autorizara el Presidente de la Junta, sin perjuicio del derecho de la Junta de revocar dicha autorización.

No obstante no será precisa la asistencia del Consejo de Administración para la válida constitución de la Junta.

7.4. A los efectos de acreditar la identidad de los accionistas, o de quien válidamente les represente, en la entrada del local donde se celebre la Junta General, se podrá solicitar, junto con la presentación de la tarjeta de asistencia, el Documento Nacional de Identidad o cualquier otro documento oficial generalmente aceptado.

Las personas jurídicas actuarán a través de quienes ejerzan legalmente su representación, que deberá ser acreditada.

Artículo 8. Representación

8.1. Los socios podrán conferir su representación a favor de otro socio. La representación será específica para la Junta de que se trate. Este requisito no se exigirá cuando el representado ostente poder general en documento público con facultades para administrar todo el patrimonio que el representado tuviera en territorio nacional. La representación se hará constar en la tarjeta de asistencia o mediante carta, en todo caso, firmadas con firma autógrafa.

8.2. El documento en el que conste la representación deberá contener o llevar anejo el orden del día, así como la solicitud de instrucciones para el ejercicio del voto y la indicación del sentido en que deberá votar el representante en el caso de que no se impartan instrucciones precisas. En caso de ausencia de instrucciones para el ejercicio del derecho de voto por parte del accionista que la confiera se entenderá que éste vota a favor de las propuestas que formule el Consejo de Administración en cada Junta.

8.3. No será válida ni eficaz la representación conferida a quien no pueda ostentarla con arreglo a la Ley. Ni tampoco la representación conferida por titular fiduciario o aparente.

8.4. La representación también podrá conferirse mediante medios electrónicos de comunicación a distancia, para lo cual se utilizará un procedimiento similar al previsto en el artículo 11.2. de este Reglamento y se acreditará la identidad del accionista con los mismos requisitos establecidos en el referido artículo 11.2., siendo también de aplicación, para la válida recepción de la representación, el plazo establecido en el artículo 11.3. de este Reglamento.

8.5. La representación será siempre revocable, considerándose revocada por la asistencia personal a la Junta del representado.

Artículo 9. Solicitud pública de representación.

9.1. La solicitud pública de representación deberá realizarse, en todo caso, con arreglo a la Ley de Sociedades Anónimas y demás disposiciones aplicables.

9.2. En el caso en que los administradores u otra persona hubieran formulado solicitud pública de representación, el administrador que la obtenga no podrá ejercitar el derecho de voto correspondiente a las acciones representadas en aquellos puntos del orden del día en los que se encuentre en conflicto de intereses y, en todo caso, respecto de las siguientes decisiones:

- Su nombramiento o ratificación como administrador.
- Su destitución, separación o cese como administrador.
- El ejercicio de la acción social de responsabilidad dirigida contra él.
- La aprobación o ratificación, cuando proceda, de operaciones de la Sociedad con el administrador de que se trate, sociedades controladas por él o a las que represente o personas que actúen por su cuenta.

En estos casos, el administrador que hubiera obtenido la representación, podrá designar a otro administrador o a un tercero que no se encuentre en situación de conflicto de intereses para que pueda ejercer válidamente dicha representación, salvo que el representado haya prohibido dicha sustitución o haya designado a otra persona como representante alternativo o supletorio para el caso de conflicto de intereses del representante nombrado en primer lugar.

La delegación podrá también incluir aquellos puntos que, aun no previstos en el orden del día de la convocatoria, sean tratados en la Junta por así permitirlo la Ley, aplicándose también para estos casos lo previsto en el párrafo anterior.

Artículo 10. Ejercicio del voto a través de correo postal o medios electrónicos de comunicación a distancia

El voto de las propuestas sobre puntos comprendidos en el orden del día de cualquier clase de Junta General podrá ejercerse por el accionista por correspondencia postal o mediante medios electrónicos de comunicación a distancia, siempre que se garantice debidamente la identidad del sujeto que ejerce su derecho al voto, con los requisitos establecidos en el artículo 11 de este Reglamento.

Artículo 11. Requisitos formales y plazos para el voto por correo postal o por medios electrónicos de comunicación a distancia.

11.1. Voto a través de correo postal:

a) Para la emisión del voto por correo postal, los accionistas deberán cumplimentar y firmar un formulario normalizado que facilitará la Sociedad a estos efectos, que incluirá la información necesaria para acreditar la condición de accionista, debiendo la firma del accionista legitimarse notarialmente o ser reconocida por una entidad depositaria participante en Iberclear o ser acreditada por otro medio considerado suficiente por el Consejo de Administración. Si se tratara de personas jurídicas, el formulario deberá ir acompañado por el correspondiente documento que acredite suficientemente la representación con que actúa el firmante.

b) Dicho formulario estará disponible en la página *web* de la Sociedad desde la fecha de publicación del anuncio de convocatoria de la Junta General. Asimismo, los accionistas que así lo deseen podrán solicitar a la Sociedad, a partir de la fecha de la publicación del anuncio de convocatoria de la Junta General y a través de la Oficina de Atención al Accionista, la remisión de dicho formulario, por correo postal.

c) El accionista deberá enviar el formulario debidamente cumplimentado a la Sociedad, para su procesamiento y cómputo.

11.2. Voto a través de medios electrónicos de comunicación a distancia:

a) Para la emisión del voto por medios electrónicos de comunicación a distancia, los accionistas deberán cumplimentar un formulario normalizado que facilitará la Sociedad a estos efectos y que incluirá la información necesaria para acreditar la condición de accionista.

b) Dicho formulario estará disponible en la página web de la sociedad desde la fecha de publicación del anuncio de convocatoria de la Junta General.

c) El accionista deberá remitir el formulario debidamente cumplimentado a la Sociedad, para su procesamiento y cómputo, mediante un documento electrónico que deberá incorporar una firma electrónica reconocida, empleada por el accionista, u otra clase de firma electrónica que el Consejo de Administración, en función del estado de la técnica y de la normativa legal aplicable en cada momento, haya declarado suficiente mediante acuerdo previo adoptado al efecto, por reunir adecuadas garantías de autenticidad y de identificación del accionista que ejerce su derecho de voto.

11.3. El voto emitido por cualquiera de los medios previstos en los apartados anteriores 11.1 y 11.2, deberá de obrar en poder de la Sociedad en su sede social, con al menos 24 horas de antelación a la hora prevista para la celebración de la Junta General en primera convocatoria. En caso contrario, el voto se tendrá por no emitido. El Consejo de Administración en la convocatoria de cada Junta General podrá determinar un plazo de antelación inferior.

11.4. El accionista será quien deba acreditar, en su caso, que el voto ha sido recibido por la Sociedad dentro del plazo señalado y cumpliendo con todos los requisitos establecidos al efecto.

11.5. La emisión por un accionista del voto a distancia hará que se entiendan revocadas las delegaciones de representación emitidas por aquel con anterioridad, y las conferidas con posterioridad se tendrán por no hechas. El voto emitido a distancia se dejará sin efecto, en el supuesto de transmisión de las acciones cuya titularidad confería al transmitente el derecho de voto, cuando aquélla haya causado la oportuna inscripción en el registro contable de anotaciones en cuenta, con al menos cinco días de antelación al de la celebración de la Junta, si el nuevo titular de las acciones ejerce su derecho de voto.

Artículo 12. Lugar y Celebración.

12.2. Las Juntas Generales se celebrarán en la localidad donde la Sociedad tenga su domicilio social, en el lugar y en el día señalado en la convocatoria, pudiendo prorrogarse sus sesiones durante uno o más días consecutivos a propuesta de la Mesa de la Junta General, o a petición de un número de socios que represente, al menos, la cuarta parte del capital presente en la Junta.

12.2. Excepcionalmente, si se produjese algún hecho que alterase de forma sustancial el buen orden de la Junta General, o se dieran otras circunstancias extraordinarias que impidan su normal desarrollo, el Presidente de la Junta podrá acordar la suspensión de ésta durante el tiempo que sea necesario para restablecer las condiciones que permitan su continuación. Si éstas persistieran la Mesa propondrá la prórroga de la Junta General para el día siguiente, conforme a lo previsto en el párrafo anterior.

Artículo 13. Seguridad y Logística

13.1. En garantía de la seguridad y orden en el desarrollo de la Junta General, se establecerán las medidas de vigilancia y protección, incluidos los sistemas de control de

acceso y las medidas necesarias para garantizar la seguridad, el buen orden y desarrollo de la reunión.

13.2. Se podrá disponer la retransmisión en directo del acto de la Junta, la grabación audiovisual de la misma, la presencia de medios de comunicación y, en general, cuantas medidas contribuyan a la difusión de la Junta General.

Artículo 14. Mesa, Presidente y Secretario de la Junta General.

14.1. La Mesa de la Junta General estará compuesta por el Presidente y por el Secretario de la Junta General, así como por los miembros del Consejo de Administración que asistan a la reunión.

14.2. La Junta General será presidida por el Presidente del Consejo de Administración o por quien le sustituya en aplicación del artículo 26 de los Estatutos Sociales y, en su defecto, por el accionista que elijan en cada caso los socios asistentes a la reunión.

14.3. Actuará como Secretario de la Junta General el Secretario del Consejo de Administración de la Sociedad o quien le sustituya en aplicación del artículo 26 de los Estatutos Sociales y, en su defecto por quien eleijan los accionistas asistentes a la Junta.

14.4. Corresponde al Presidente declarar la Junta válidamente constituida, dirigir y establecer el orden de las deliberaciones e intervenciones, poner término a los debates cuando estime suficientemente discutido el asunto, establecer los tiempos de intervención con la facultad de dar por terminada una discusión en relación con el acuerdo de que se trate y ordenar las votaciones, resolver las dudas que se susciten sobre el orden del día y, en general, ejercitar todas las facultades que sean necesarias para la mejor ordenación del desarrollo de la reunión, incluyendo la interpretación de lo previsto en este Reglamento, con la asistencia del Secretario.

Artículo 15. Requerimiento de presencia Notarial

15.1. El Consejo de Administración podrá requerir la presencia de Notario para que levante Acta de la Junta y estará obligado a hacerlo siempre que, con cinco días de antelación al previsto para la celebración de la Junta, lo soliciten accionistas que representen, al menos, el uno por ciento del capital social.

15.2. Cuando la Junta se celebre sin haberse requerido la presencia de un Notario, las referencias hechas a éste en el presente Reglamento se entenderán hechas al Secretario de la Junta.

Artículo 16.- Lista de Asistentes

16.1. Con una antelación mínima de media hora a la fijada en la convocatoria de la Junta General, salvo que otra cosa se indique en el mismo anuncio, se dará acceso a los accionistas y representantes a las instalaciones en el lugar señalado, con el fin de que los servicios de organización de la Junta comprueben las tarjetas de asistencia y representaciones y, en su caso, los documentos que les acrediten.

16.2. Los accionistas o representantes que accedan a las instalaciones con retraso, una vez cerrada la admisión según la hora fijada para el inicio de la reunión, podrán acceder a las instalaciones siempre que se considere oportuno por la Sociedad pero, en ningún caso, podrán éstos ser incluidos en la lista de asistentes ni podrán ejercer el voto.

16.3. La lista de asistentes se formará antes de entrar en la deliberación del orden del día.

16.4. Corresponde al Secretario de la Junta General formar la lista de los asistentes, con sujeción al criterio del Presidente sobre el reconocimiento y admisión a la Junta General de los accionistas, así como sobre la admisión de los votos emitidos por correo y por medios electrónicos y la representación de los accionistas.

16.5. Para la formación de la lista, el Secretario de la Junta contará con el auxilio de los servicios de organización de la compañía.

16.6. La lista de asistentes se pondrá a disposición de los accionistas que lo soliciten al inicio de la Junta General.

16.7. La lista de asistentes se adjuntará al acta de la Junta General, por medio de anexo firmado por el Secretario con el visto bueno del Presidente.

La lista de asistentes podrá formarse también mediante fichero o incorporarse a soporte informático. En estos casos, se consignará en la propia acta el medio utilizado, y se extenderá en la cubierta precintada del fichero o del soporte la oportuna diligencia de identificación firmada por el Secretario, con el visto bueno del Presidente.

Artículo 17. Constitución y Quórum

17.1. Las Juntas generales, tanto Ordinarias como Extraordinarias, quedarán válidamente constituidas en primera convocatoria, cuando los accionistas presentes o representados posean, al menos, el veinticinco por ciento del capital social suscrito con derecho a voto. En segunda convocatoria será válida la constitución de la Junta cualquiera que sea el capital concurrente a la misma.

17.2. Para que la Junta General Ordinaria o Extraordinaria pueda acordar válidamente la emisión de obligaciones, el aumento o la disminución de capital, la transformación, la fusión, escisión o disolución de la Sociedad, y, en general, cualquier modificación de los Estatutos Sociales, será necesaria, en primera convocatoria, la concurrencia de accionistas presentes o representados que posean, al menos, el cincuenta por ciento del capital suscrito con derecho a voto.

En segunda convocatoria, será suficiente la concurrencia del veinticinco por ciento de dicho capital. Cuando concurran accionistas que representen menos del cincuenta por ciento del capital suscrito con derecho a voto, los acuerdos a que se refiere el párrafo anterior sólo podrán adoptarse válidamente con el voto favorable de los dos tercios del capital presente o representado en la Junta.

17.3. De no concurrir el capital necesario en primera convocatoria, la Junta se celebrará en segunda convocatoria.

17.4. Los accionistas que emitan sus votos a distancia, serán tenidos en cuenta a efectos de la constitución de la Junta General como presentes, siendo de aplicación el presente Reglamento en cuanto a los requisitos y garantías exigidos para su validez.

17.5. A efectos de determinar el quórum de la Junta General según lo dispuesto en la Ley de Sociedades Anónimas, las acciones propias de la Sociedad se computarán en el capital a efectos de calcular las cuotas necesarias para la constitución y adopción de acuerdos, si bien quedarán en suspenso el ejercicio de derechos de voto y los demás derechos políticos incorporados a las acciones propias de la Sociedad.

17.6. Antes de entrar en el orden del día, el Secretario dará cuenta del número de accionistas asistentes, tanto presentes como representados, el número de acciones, el importe nominal del capital social y el porcentaje del mismo presente y representado.

17.7. Comunicados públicamente estos datos, el Presidente declarará debida y válidamente constituida la Junta General de Accionistas, en primera o en segunda convocatoria, según corresponda.

17.8. Los accionistas presentes podrán expresar al Notario, para su debida constancia en el acta de la Junta, cualquier reserva o protesta que tuvieren sobre la válida constitución de la Junta o sobre los datos globales de la lista de asistentes a los que con anterioridad se haya dado lectura pública

Artículo 18. Desarrollo de la Junta General

18.1. Después de los informes y comunicaciones a la Junta que la Presidencia estime oportunos, se pasará al turno de intervenciones de los accionistas, sobre los asuntos incluidos en el orden del día.

18.2. Los accionistas que deseen intervenir en la Junta se identificarán ante el Notario o, por indicación de éste, ante el personal que lo asista, expresando su nombre y apellidos, el número de acciones del que son titulares y las que representan y los puntos del orden del día en relación con los cuales versará su intervención. Si pretendiesen solicitar que su intervención conste literalmente en el acta de la Junta, habrán de entregarla por escrito, en ese momento, al Notario, con el fin de que éste pueda proceder a su cotejo cuando tenga lugar la intervención del accionista.

18.3. Una vez que el Presidente o Secretario dispongan del listado de socios que desean intervenir y antes de la votación sobre los asuntos incluidos en el orden del día, se abrirá el turno de intervención de los accionistas, compareciendo según el orden en que sean llamados.

Considerando el número de solicitudes y demás circunstancias, en ejercicio de sus facultades de ordenación del desarrollo de la Junta, el Presidente determinará el tiempo inicialmente asignado a cada intervención, que será igual para todas.

El Presidente podrá prorrogar, cuando lo considere oportuno, el tiempo inicialmente asignado a cada accionista y retirarles el uso de la palabra, adoptar las medidas necesarias y tomar las decisiones que aseguren el mantenimiento y restablecimiento del

orden de la Junta General cuando se realizasen manifestaciones improcedentes o se ejercieran de un modo abusivo u obstruccionista los derechos, pudiendo incluso, en beneficio de la propia Junta General, conminar a quien así obrara a que abandone el local y, en su caso, adoptar las medidas necesarias para el cumplimiento de esta previsión.

Artículo 19. Solicitud de Información durante la Junta General

19.1. En su turno de intervención, los accionistas podrán solicitar verbalmente las informaciones o aclaraciones que consideren convenientes acerca de los asuntos comprendidos en el orden del día.

19.2. Los administradores estarán obligados a proporcionar la información solicitada, salvo que no se encuentre disponible en el propio acto de la Junta, en cuyo caso, los administradores estarán obligados a facilitar esa información por escrito dentro de los siete días siguientes al de la terminación de la Junta, sin perjuicio de lo previsto en el apartado siguiente.

19.3. No procederá la entrega de información cuando, a juicio del Presidente, concurra alguna de las siguientes circunstancias:

(i) Cuando la solicitud no se ajuste a los requisitos legales o al procedimiento establecido en el presente Reglamento.

(ii) Cuando el solicitante hubiese procedido con manifiesto abuso de derecho.

(iii) Cuando así resulte de disposiciones legales o de resoluciones judiciales.

(iv) Cuando la publicidad de los datos solicitados por accionistas puedan perjudicar los intereses sociales, a juicio del Presidente. No procederá la denegación de información por esta causa, cuando la solicitud esté apoyada por accionistas que representen al menos la cuarta parte del capital social.

19.4. La información o aclaración solicitada a los administradores será facilitada por el Presidente, por el Consejero Delegado, por el Secretario o, por indicación del Presidente, por un administrador, por el Presidente del Comité de Auditoria y Cumplimiento, o por cualquier empleado o experto en la materia.

19.5. El Presidente decidirá el orden de las respuestas a los accionistas y si las mismas se producen tras cada turno de intervención o, de forma conjunta, después de que finalice el último de los intervinientes. Los accionistas no tienen derecho de réplica, salvo que el Presidente la conceda en función de la importancia del asunto.

Artículo 20. Votación

20.1. Una vez concluidas todas las intervenciones de los accionistas y facilitadas las respuestas conforme a lo previsto en este Reglamento, se someterán a votación las propuestas de acuerdos sobre los asuntos comprendidos en el orden del día o sobre aquellos otros que por mandato legal no sea preciso que figuren en él.

20.2. La lectura de las propuestas de acuerdos por el Secretario de la Junta podrá ser omitida, resumida o extractada, a decisión del Presidente, salvo oposición expresa de los accionistas que representen, al menos, el uno por ciento del capital social.

20.3. Será, no obstante, necesaria la lectura íntegra de las propuestas si el texto de las mismas no ha sido puesto a disposición de los accionistas al menos quince días antes de la fecha fijada para la celebración de la Junta, en los términos previstos en este Reglamento.

20.4. En el caso de que alguna de las propuestas puestas a disposición o facilitadas a los accionistas hubiera sido modificada por el Consejo de Administración, deberá procederse a la lectura de la referida modificación antes de la votación de la propuesta.

20.5. La votación de las propuestas se realizará, en lo que atañe a los votos emitidos en la Junta, conforme al siguiente procedimiento:

a) Cuando se trate de propuestas de acuerdos realizadas por el Consejo de Administración, relativas a asuntos comprendidos en el orden del día, se computarán:

(i) como votos a favor, los correspondientes a todas las acciones presentes físicamente en la Junta y representadas (salvo instrucciones diferentes del representado) más los votos afirmativos emitidos a distancia.

(ii) como votos en contra, los correspondientes a las acciones cuyos titulares o representantes manifiesten que votan en contra, mediante la comunicación o expresión de su voto al Notario en la Junta, para su constancia en acta, así como los votos negativos emitidos a distancia.

b) Cuando se trate de propuestas de acuerdos distintas a las realizadas por el Consejo de Administración, sobre asuntos comprendidos en el orden del día, se computarán:

(i) como votos contrarios, los correspondientes a todas las acciones presentes físicamente en la Junta y representadas (salvo instrucciones diferentes del representado) más los votos negativos emitidos a distancia.

(ii) como votos a favor, los correspondientes a las acciones cuyos titulares o representantes manifiesten que votan a favor, mediante la comunicación o expresión de su voto al Notario en la Junta, para su constancia en acta, más los votos afirmativos emitidos a distancia.

c) Cuando se trate de propuestas de acuerdos relativas a asuntos no comprendidos en el orden del día, se procederá según el mismo sistema establecido en el apartado b) precedente (excluida la referencia a los votos emitidos a distancia).

20.6. Los votos en blanco y las abstenciones deberán ser igualmente comunicadas al Notario para su constancia en acta.

20.7. No obstante, a decisión de la Mesa de la Junta, podrán establecerse otros sistemas de votación para la adopción de acuerdos que permitan acreditar el sentido de los votos y dejar constancia en acta del resultado de la votación.

20.8. En todo caso, se votarán en primer lugar las propuestas de acuerdos formuladas por el Consejo de Administración y, aprobada una propuesta de acuerdo, decaerán todas las demás relativas al mismo asunto, sin que, por lo tanto, proceda someterlas a votación.

Artículo 21. Régimen de adopción de acuerdos

21.1. Los acuerdos se tomarán por mayoría de votos de capital concurrente, que se entenderá conseguido cuando los votos a favor de la propuesta excedan de la mitad de las acciones presentes y representadas, salvo disposición legal en contrario.

21.2. La Presidencia de la Junta comunicará a los accionistas la aprobación o no de los acuerdos propuestos a la Junta General.

Artículo 22. Finalización de la Junta

Una vez proclamado el resultado de las votaciones el Presidente de la Junta podrá dar por finalizado el acto, levantando la sesión.

Artículo 23. Acta de la Junta

23.1. Si el Consejo de Administración ha designado un Notario para levantar el Acta de la sesión, el acta notarial tendrá la consideración de acta de la Junta y no necesitará su aprobación por ésta.

23.2. En otro caso el Secretario de la Junta levantará acta de la sesión que será recogida en el Libro de Actas, pudiendo ser aprobada por la propia Junta al término de la reunión o, en su defecto, y dentro del plazo de 15 días, por el Presidente de la Junta y dos Interventores, propuestos por la Mesa de la Junta, uno en representación de la mayoría y otro por la minoría. El acta será firmada por el Secretario con el visto bueno del Presidente.

Artículo 24. Publicidad de Acuerdos

Sin perjuicio de la inscripción en el Registro Mercantil de aquellos acuerdos que sean inscribibles y de las previsiones legales en materia de publicidad de los acuerdos sociales que resulten de aplicación, el mismo día de celebración de la Junta o el inmediato hábil posterior, la Sociedad remitirá el texto de los acuerdos aprobados a la Comisión Nacional del Mercado de Valores, mediante la correspondiente comunicación de información relevante. El texto de los acuerdos será igualmente accesible a través de la página *web* de la Sociedad.

Artículo 25. Difusión del Reglamento de la Junta

El Consejo de Administración adoptará las medidas necesarias para asegurar la difusión de este Reglamento entre los accionistas, mediante su comunicación a la Comisión Nacional del Mercado de Valores como hecho relevante, su inscripción en el Registro Mercantil y su publicación en la página *web* de la Sociedad.

Artículo 26. Interpretación y Modificación

El presente Reglamento completa y desarrolla lo previsto por los Estatutos Sociales en relación con la Junta General, debiendo interpretarse por el Consejo de Administración en consonancia con ellos y con las disposiciones legales que resulten de aplicación. Las dudas que se susciten durante la celebración de la Junta General sobre la interpretación de este Reglamento, serán resueltas por el Presidente de la Junta con la asistencia del Secretario de la Junta.

Cualquier modificación del presente Reglamento deberá ser aprobada por la Junta General constituida con el quórum del art. 17.1 precedente, con informe preceptivo de los administradores o de los accionistas autores de la propuesta de modificación, justificativo de la misma.

Articulo 27. Aprobación y Vigencia

Este Reglamento será de aplicación una vez que resulte aprobado por la Junta General de Accionistas de la Sociedad, se comunique a la Comisión Nacional del Mercado de Valores, como Información Relevante, y se inscriba en el Registro Mercantil.

ACUERDO Nº 7

Séptimo.- Plan de Retribuciones mediante la entrega de opciones sobre acciones para los consejeros ejecutivos y los directivos de la sociedad, con autorización y delegación en el Consejo de Administración en relación con esta materia, incluyendo facultades para ampliar el capital social conforme a lo establecido en el artículo 153.1.b) de la Ley de Sociedades Anónimas, con facultad de excluir el derecho de suscripción preferente.

Al amparo del artículo 130 de la Ley de Sociedades Anónimas y del artículo 19 de los Estatutos Sociales, se acuerda autorizar un sistema de retribuciones consistente en la entrega de opciones sobre acciones de la Sociedad, para los Consejeros Ejecutivos y Directivos del Grupo Prisa (en adelante, los partícipes) a fin de facilitar o incrementar su participación en el accionariado de la Sociedad, en los términos que se indican a continuación.

1. Descripción general del Sistema

En virtud de este Sistema, la Sociedad podrá entregar a cada uno de los partícipes un número de opciones que darán derecho a adquirir otras tantas acciones de la Sociedad, transcurridos más de 24 meses y menos de 48 desde la fecha de la entrega de las opciones.

Se podrá ofrecer este Sistema de opciones a los Consejeros Ejecutivos y Directivos de Grupo Prisa que el Consejo de Administración determine, a propuesta del Comité de Retribuciones y Nombramientos.

El número de opciones que podrá corresponder a cada partícipe será determinado por el Consejo de Administración, a propuesta del Comité de Retribuciones y Nombramientos, en función de la retribución fija del partícipe, que será ponderada por un coeficiente dependiente de su nivel de responsabilidad en la empresa. El número total de opciones sobre acciones que se entreguen no excederá del 1% del Capital Social, de las cuales, hasta 328.218 opciones podrán corresponder a los Consejeros Ejecutivos y, hasta 1.859.907 opciones, a los Directivos.

Las opciones y los derechos derivados de este Sistema serán intransmisibles, excepto por fallecimiento del partícipe y con los límites que establezca el Consejo de Administración.

2. Ejercicio de las opciones.

El precio de ejercicio de cada opción será la media aritmética simple de los precios de cierre de la cotización de las acciones de la Sociedad en el Mercado Continuo, durante los noventa días hábiles inmediatamente anteriores a la fecha de celebración de la Junta General Ordinaria de la Sociedad de 15 de abril de 2004.

El plazo límite para la entrega de las opciones será el 31 de diciembre de 2004, salvo en el caso de partícipes que se incorporen con posterioridad al Sistema, aunque nunca más tarde del 31 de julio de 2005.

3. Autorización al Consejo de Administración

Se faculta al Consejo de Administración, que podrá hacer delegación al efecto en el Comité de Retribuciones y Nombramientos, para la aplicación, ejecución y desarrollo del presente acuerdo, incluyendo el establecimiento de reglas antidilución que permitan la adaptación de este Sistema de opciones a fin de conservar su valor, si se modifica el capital de la Sociedad.

Asimismo se delega en el Consejo de Administración la facultad de adoptar los acuerdos necesarios para cumplir con las obligaciones derivadas de este Sistema de opciones, de la manera más conveniente para los intereses de la Sociedad y, en su caso, para acordar los aumentos de capital necesarios para tal fin, con los límites establecidos en el presente acuerdo, y en las condiciones del apartado primero, letra b) y apartado segundo del artículo 153 de la Ley de Sociedades Anónimas, con supresión del derecho de suscripción preferente, previo cumplimiento por el Consejo de Administración de los requisitos establecidos en el artículo 159.2 de la Ley de Sociedades Anónimas.

4. Caducidad

Si el Consejo de Administración no hace uso de la autorización para poner en marcha este Sistema de opciones antes del 31 de diciembre de 2004, el presente acuerdo quedará sin efectos.

ACUERDO Nº 8

Octavo.- Autorización para la adquisición derivativa, directa o indirecta, de acciones propias, dentro de los límites y requisitos legales.

Revocación, en la parte no utilizada, de la autorización concedida para la adquisición derivativa de acciones propias en la Junta General de Accionistas de 10 de abril de 2.003.

Autorizar la adquisición derivativa de acciones de la propia Sociedad, directamente o través de cualquiera de sus sociedades filiales, por título de compraventa o por cualquier otro acto "intervivos" a título oneroso y durante el plazo máximo de dieciocho meses a contar desde la celebración de la presente Junta.

Dejar sin efecto la autorización concedida por la Junta General de Accionistas de 10 de abril de 2.003, en la parte no utilizada.

Aprobar los límites o requisitos de estas adquisiciones, que serán los siguientes:

- Que el valor nominal de las acciones adquiridas, sumándose a las que ya posea la Sociedad y sus sociedades filiales, no exceda, en cada momento, del máximo legal permitido.
- Que las acciones adquiridas estén libres de toda carga o gravamen, se hallen íntegramente desembolsadas y no se encuentren afectas al cumplimiento de cualquier clase de obligación.
- Que se pueda dotar en el pasivo del Balance de la Sociedad una reserva indisponible equivalente al importe de las acciones propias reflejado en el activo. Esta reserva deberá mantenerse en tanto las acciones no sean enajenadas o amortizadas.
- Que el precio de adquisición no sea inferior al nominal ni superior en un 20 por ciento al valor de cotización. Las operaciones de adquisición de acciones propias se ajustarán a las normas y usos de los mercados de valores.

Expresamente se autoriza que las acciones adquiridas por la Sociedad o sus sociedades filiales en uso de esta autorización puedan destinarse en todo o en parte a su entrega a los partícipes del Plan de Opciones aprobado por la Junta General y Extraordinaria de la Sociedad celebrada el día 18 de mayo de 2.000, como consecuencia del ejercicio de derechos de opción de que aquellos sean titulares, así como a los partícipes del Plan de Opciones aprobado en el punto anterior del orden del día de la presente Junta General.

Así mismo se autoriza que las acciones que sean propiedad de la Sociedad a la fecha de la celebración de la presente Junta General o las que posteriormente se adquieran en virtud del presente acuerdo, se destinen -dentro de la política retributiva de la empresa- y hasta un máximo de 0,5% del actual capital social, a un Plan de entrega de acciones, en el ejercicio 2005, que estará dirigido a las personas integradas en alguna de las siguientes categorías: Consejeros ejecutivos, Directores Generales, Directores de medios, Secretarios de Consejos de Administración y otros directivos de la Sociedad o

de su Grupo de empresas asimilados a los anteriores, que reúnan las condiciones que establezca el Consejo de Administración. La entrega de acciones a cada destinatario será gratuita y no excederá de 12.000 € anuales, tomándose como referencia el valor medio de cierre de cotización de la acción en el Mercado Continuo durante los siete días hábiles inmediatamente anteriores al de la entrega. Se delegan en el Consejo de Administración las más amplias facultades para el desarrollo y ejecución de este Plan de entrega de acciones.

ACUERDO Nº 9

Noveno.- Informar a la Junta General sobre el Reglamento del Consejo de Administración.

De conformidad con el artículo 115 de la Ley 24/1988, de 28 de julio, del Mercado de Valores, se informa a la Junta General de Accionistas, sobre los aspectos básicos del Reglamento del Consejo de Administración de Promotora de Informaciones, S.A.:

i) El Reglamento del Consejo contiene las normas de régimen interno y funcionamiento del propio Consejo, de acuerdo con la Ley y los estatutos, así como las medidas concretas tendentes a garantizar la mejor administración de la sociedad. Concretamente, el Reglamento del Consejo regula la misión, composición, estructura y funcionamiento del Consejo de Administración, la designación y cese de los Consejeros, los Comités del Consejo de Administración, la información, retribución y los deberes del Consejero, así como las relaciones del Consejo con los accionistas, con los mercados y con los auditores.

ii) El Reglamento del Consejo de Administración fue aprobado por dicho Consejo en su sesión celebrada el 21 de junio de 2001, habiendo sido modificado posteriormente, también por el Consejo, en sus reuniones celebradas con fecha 21 de junio de 2003 y 18 de marzo de 2004. El Reglamento del Consejo de Administración ha sido oportunamente comunicado a la Comisión Nacional del Mercado de Valores y se encuentra disponible en la página *web* de la sociedad (www.prisa.es).

ACUERDO Nº 10

Décimo.- Delegación de facultades

Sin perjuicio de las autorizaciones previstas en los anteriores acuerdos, se acuerda facultar al Consejo de Administración, con toda la amplitud que fuera necesaria en Derecho, para desarrollar, ejecutar e interpretar todos los acuerdos anteriores, incluyendo, en la medida que fuera necesario, las facultades de interpretar, subsanar y completar los mismos y se acuerda asimismo delegar en el Presidente del Consejo de Administración D. Jesús de Polanco Gutierrez, en el Consejero Delegado D. Juan Luis Cebrián Echarri y en el Secretario D. Miguel Satrústegui Gil- Delgado, para que cualquiera de ellos, indistintamente, comparezcan ante Notario para formalizar y elevar a público los acuerdos adoptados en la presente Junta, subsanando, en su caso, los errores materiales en que se pudiera incidir en el otorgamiento de las escrituras públicas que no requieran la adopción de nuevos acuerdos, así como para otorgar cuantos documentos públicos y privados sean necesarios hasta la inscripción de los acuerdos adoptados en el Registro Mercantil, con facultades, incluso, para su subsanación o rectificación a la vista de la calificación verbal o escrita que pueda realizar el Sr. Registrador y, en suma, realizar cuantos actos y gestiones sean necesarios para su plena efectividad.

Madrid, a 15 de abril de 2004

OTRAS COMUNICACIONES

PROMOTORA DE INFORMACIONES, S.A. adjunta los textos de los discursos del Presidente del Consejo de Administración y del Consejero Delegado, en la Junta General Ordinaria celebrada en el día de hoy.

Junta General de Accionistas 2004
Intervención del
Presidente del GRUPO PRISA
Madrid, 15 de abril de 2004

Señoras y señores accionistas,

Nos reunimos hoy en nuestra Junta General de Accionistas conmocionados aún por los brutales atentados terroristas registrados en Madrid hace tan solo unas semanas. La solidaridad y la generosidad de millones de madrileños y de ciudadanos de toda España apenas alcanza a mitigar una mínima parte del dolor producido en centenares de familias que han sufrido le pérdida de sus seres queridos o que han visto dramáticamente alterado el curso de sus vidas.

A todos ellos nuestro mas emocionado recuerdo y todo nuestro afecto solidario que me gustaría expresáramos, ahora que se ha cumplido poco más de un mes desde la matanza, con un minuto de silencio en memoria de las víctimas.

La sociedad española ha vivido con intensidad también los avatares propios de todo proceso electoral. Los resultados de la jornada del 14 de marzo han significado un cambio político con una nueva mayoría parlamentaria. Se abre una etapa distinta de singular trascendencia, sin duda, para el futuro de nuestro país, en la que los medios de comunicación volverán a asumir responsabilidades singulares en la conformación de la opinión pública. Los días que mediaron entre los atentados de Atocha y la concurrencia a las urnas marcaron un momento delicado y crucial en el que se puso a prueba la profesionalidad y eficacia del periodismo en nuestro país.

Quiero expresar mi personal reconocimiento a los profesionales de EL PAIS y de la SER, así como a los de CNN+, por su comportamiento en esas tensas y

difíciles jornadas, por su dedicación, por su sentido de la responsabilidad y por el excelente trabajo desplegado. Como Presidente de PRISA me siento orgulloso de todos ellos. Los injustificados y sectarios ataques de que fueron objeto, por el simple hecho de haber servido a la verdad, solo ponen de relieve la pequeñez moral de algunos sectores sociales que, aún pronunciándose con mucho ruido, no dejan de ser marginales.

Hace un año con ocasión de nuestra anterior Junta General hablábamos de las dificultades en que se debatía la economía internacional para dejar atrás un periodo de estancamiento o de bajo crecimiento. Sólo a partir del último tercio de 2003 comenzaron a verse síntomas de recuperación, aún tímidos y vacilantes. Persisten hoy abundantes factores de inestabilidad y riesgo que frenan el despegue económico, y no son los menores los que están asociados a la geopolítica. La vulnerabilidad de nuestras sociedades es evidente. La seguridad individual y colectiva es sentida como una necesidad de primer orden y habrá de pasar algún tiempo antes de que se recupere la confianza. En ese ambiente todavía inestable, nuestras empresas tienen ante sí retos no pequeños.

El sector de la comunicación se vio particularmente penalizado en los últimos años, tanto por la caída de los ingresos publicitarios como por el pinchazo de las expectativas puestas en Internet, y la tendencia a la baja del consumo de periódicos. Al hilo de la crisis las empresas se vieron obligadas a severas reestructuraciones, modificando de manera sensible el panorama de los medios. Se ha procedido a una mayor fijación del foco central de sus actividades, se han llevado a cabo procesos de desinversión, han disminuido sus deudas, controlado el crecimiento y reducido los costes operacionales. También en PRISA nos vimos obligados a un proceso de adaptación a las nuevas circunstancias, cerrando líneas de actividad, buscando socios estratégicos, reduciendo, a veces, plantillas, abaratando costes y promoviendo nuevas líneas de ingresos. Todo ello mejoró nuestros ratios de eficiencia, como ponen de manifiesto los resultados que hoy presentamos ante esta Junta General.

PRISA ha ganado en competitividad y está hoy en mejores condiciones que nunca para reemprender la senda de crecimiento y expansión. El reforzamiento del liderazgo de nuestros medios, los aumentos de difusión y audiencias, el incremento de sus respectivas cuotas de mercado y la mejora, en todos los casos, de los márgenes han contribuido a aumentar la ventaja sobre nuestros competidores. En las nuevas líneas de negocio las perspectivas son hoy muy estimulantes y espero que pronto sus resultados proporcionen a nuestros accionistas motivos adicionales de satisfacción.

Las cuentas del año 2003 han mejorados sus márgenes operativos, y las buenas previsiones para el actual ejercicio y la situación de liquidez de la compañía permiten proponer a esta Junta General la aprobación del reparto de un dividendo de diez céntimos por acción, que supone un incremento del once por ciento sobre el dividendo distribuido en el pasado año.

No dejaré de insistir en la necesidad de que el Consejo de Administración enfoque sus actividades de forma prioritaria hacia la representación de los intereses del accionista, no solo compatibles, sino absolutamente coherentes con las responsabilidades sociales de todo género que un grupo de empresas como el nuestro tiene contraídas con la opinión pública.

Este planteamiento huye de un maniqueísmo absurdo, que pretende contraponer las leyes clásicas empresariales, impulsadas por el beneficio, a las necesidades objetivas de la libertad de expresión. No solo se puede ser rentable e independiente a un tiempo sino que, en nuestro sector, la independencia es condición necesaria –aunque no única- de la rentabilidad. La credibilidad de nuestros medios, el rigor profesional con que actúan, su no encastramiento en posiciones sectarias ni partidistas, es la mejor garantía de la eficiencia de nuestras empresas y de un futuro estable para las mismas.

Una estrategia así reclama, sobre todo, un inmenso caudal de capital humano y un esfuerzo consiguiente en la formación de cuadros y en el impulso a la educación permanente de los profesionales. PRISA viene haciendo esfuerzos considerables en ese terreno, tanto interna como externamente, y continuaremos en la misma línea. Como empresa que, desde el Grupo Santillana, nos dedicamos a la educación, sabemos del valor permanente y multiplicador de los valores que ésta encierra.

Igualmente continuaremos apoyando las actividades de la Fundación Santillana, que este mismo año ampliará sus operaciones a Argentina, abriendo allí sede, en la estela del modelo ya experimentado con tanto éxito en Colombia. Desde la Fundación se apoya también la expansión internacional del Grupo, básica en nuestra estrategia de crecimiento, y única forma de garantizar un futuro estable a la solidez de nuestras empresas.

Como saben ustedes, hace un mes abandoné la presidencia de Sogecable, en el marco de los acuerdos establecidos con Telefónica para la integración de las plataformas digitales de televisión de pago por satélite. Lo hice con el sentimiento de nostalgia personal que provoca abandonar una empresa que fundé personalmente hace quince años, pero también con la satisfacción del deber cumplido. La nostalgia, dicho sea de paso, queda atenuada por el hecho de que, desde la presidencia de PRISA, continuaré ocupándome activamente del devenir de Sogecable, cuya gestión está encomendada a nuestra compañía.

Junto a las operaciones de televisión de pago, nuestro Grupo se encuentra inmerso en el desarrollo de Localia como una nueva red de televisiones locales y en el impulso de distintas televisiones autonómicas, y de una productora audiovisual, capaz de servir algunas demandas de los operadores hispanos en los Estados Unidos, coincidentes con las necesidades del mercado en Latinoamérica y España. Estamos muy ilusionados con este proyecto, que cuenta ahora con un marco legal mas adecuado que en el pasado. Esperamos, en cualquier caso, que el nuevo gobierno genere un modelo audiovisual capaz de revitalizar el sector y de ofrecer oportunidades a cuantos quieran aventurarse en el riesgo de invertir en el mismo.

Los datos del primer trimestre de 2004 nos permiten confiar en que se consoliden los sintomas de recuperación tanto en España como en América Latina, que constituyen el territorio fundamental de nuestras actividades.

Y para finalizar, quiero hacer expreso mi agradecimiento, y el del Consejo de Administración, a todos los colaboradores de nuestro Grupo que tan magníficamente viene realizando su trabajo con la flexibilidad y contundencia que la dura realidad nos ha exigido y, también, agradecer la confianza que los señores accionistas vienen depositando en nuestra compañía.

Muchas gracias.
Tiene la palabra el Consejero Delegado.

SOLO SON VALIDAS LAS PALABRAS PRONUNCIADAS

JUNTA GENERAL DE ACCIONISTAS
INTERVENCIÓN DEL
CONSEJERO DELEGADO DEL GRUPO PRISA
JUAN LUIS CEBRIAN

Madrid, 15 de abril de 2004

Señoras y señores accionistas, queridos amigos:

2003 fue un año satisfactorio para la marcha de nuestra empresa, tanto como para la evolución de su valor en Bolsa. No insistiré más en los conceptos ya desgranados por nuestro presidente, que no hacen sino poner de relieve dos hechos significativos: en primer lugar, que el Grupo PRISA aprovechó los momentos de crisis para reformarse y mejorar sus estructuras productivas; en segundo término, que cuando la recuperación publicitaria ha sido un hecho y ha mejorado el ciclo económico, dichas reformas han facilitado una mejora de la rentabilidad y una clarificación de las perspectivas de futuro.

En el ejercicio pasado, PRISA facturó 1.305 millones de euros, un 7,3 por ciento más que el año anterior, y cifra record en la historia de la compañía, obteniendo un resultado de explotación de 136 millones (casi un 14 por ciento más que el año previo) y un beneficio antes de impuestos de 86 millones, un 64 por ciento más que en 2002. Las comparaciones entre el beneficio neto de ambos ejercicios se vieron afectadas por los apuntes fiscales correspondientes a las deducciones por inversiones en América Latina en años anteriores. Como esta circunstancia no afecta al movimiento de caja, el consejo de administración decidió aumentar el dividendo, pese a ser el resultado neto inferior, habida cuenta de la buena situación de la empresa. Dicho dividendo se ha de pagar contra los resultados de PRISA como sociedad individual, que fueron de 78 millones de euros, un 8 por ciento más que en 2002.

Las cuentas consolidadas muestran, salvo en el rubro de dicho beneficio neto, una mejora en todos los aspectos: el margen de ebitda, o generación de flujo de caja, fue del 17 por ciento, obteniendo 222 millones de euros, y el del resultado de explotación mejoró en medio punto, hasta alcanzar el 10,4 por ciento. Estas cifras se vieron perjudicadas, no obstante, por las fuertes devaluaciones sufridas por las monedas latinoamericanas y la importante depreciación del dólar respecto al euro, que castigaron a nuestras empresas de más allá del atlántico. La ampliación del perímetro de consolidación a otras actividades no bastó para compensar dichas mermas. En el cuadro adjunto puede contemplarse la consecuencia teórica de esos ajustes. En términos homogéneos de comparación, el crecimiento de los ingresos habría sido del 12 por ciento y el del resultado de explotación del 23 por ciento.

Por el origen de los ingresos, la publicidad supuso el 37 por ciento de la facturación. El grupo creció en este aspecto un 4,6 por ciento, significativamente por encima del mercado, debido a nuestro liderazgo en la prensa y en la radio en España. Ser el primero constituye una importante ventaja competitiva. La estrategia de ganar cuota de mercado en otros medios, como la prensa deportiva y económica, nos continúa pareciendo la

acertada, incluso a costa de perjudicar temporalmente las cuentas de resultados de esas operaciones.

Las ventas de libros se vieron afectadas por las devaluaciones en América Latina, por lo que los ingresos provenientes de las mismas descendieron en términos absolutos, pese a haber vendido un diez por ciento más en número de ejemplares, hasta rebasar los setenta millones de volúmenes.

También subieron de circulación nuestros diarios, algunos como el AS, por encima del 13 por ciento, mejorando igualmente de forma considerable nuestra operación de prensa regional. EL PAÍS, que aumentó sus ventas, incrementó espectacularmente su rentabilidad, obteniendo records históricos y demostrando que las reformas abordadas en años anteriores rendían sus frutos.

Nuestras empresas radiofónicas en España continuaron defendiendo su liderazgo, crecieron en facturación y evidenciaron, una vez más, su pujanza, que ha vuelto a ponerse de relieve en el último y reciente sondeo del Estudio General de Medios. Cinco millones setecientos mil españoles oyen la SER. Una parte de la programación es difundida a través de las emisoras de Antena 3 Radio, sobre las que no ejercemos control, por lo que el resultado de dicha cadena no puede ser consolidado por integración plena, y aparece en las cuentas de PRISA junto con las otras empresas que consolidan por puesta en equivalencia. Eso castiga también, considerablemente, los márgenes aparentes de nuestra operación radiofónica. Todo ello se debe a las peculiares decisiones gubernamentales y judiciales que pesan sobre nuestra fallida operación de concentración entre la SER y Antena 3 Radio. Dichas decisiones perjudican notablemente las cuentas de PRISA, dificultan la gestión de sus actividades radiofónicas y constituyen un marco discriminatorio respecto a nuestros competidores, que han incurrido e incurren en prácticas comerciales y empresariales vedadas a nosotros.

Las devaluaciones de las monedas americanas justifican también el hecho de que haya descendido el peso de la facturación internacional en el conjunto del Grupo. Nuestra estrategia sigue siendo crecer fuera de nuestras fronteras y lograr en los próximos cinco años que los ingresos procedentes de fuera de España superen el treinta por ciento del total. México y Brasil suponen ya hoy el diez por ciento de la facturación y más de ese porcentaje del resultado de explotación del Grupo.

Las unidades de negocio que continúan contribuyendo negativamente son "medios internacional", "ocio y entretenimiento", "televisión local" y "Prisacom". En la radio internacional, amén de las diferencias de cambio en las monedas, ya señaladas, tuvimos que hacer frente durante 2003 a un entorno sociopolítico singularmente difícil y a una competencia creciente en el mercado mexicano, crucial para nosotros. Los acontecimientos de Bolivia, la mayor debilidad del mercado chileno y la permanente inestabilidad de Colombia contribuyeron a debilitar los resultados de nuestras operaciones en el extranjero, que también se vieron perjudicados por la peor situación de

nuestra emisora en Francia. A ello hay que añadir, sin duda, nuestros propios errores de gestión, ya diagnosticados y en vías de solucionarse. Aunque no se ha conseguido el punto de equilibrio en las cuentas -proyectado para finales de este año- pese a las dificultades existentes se obtuvieron importantes avances en la creación de marcas globales a lo largo de todo el continente y en la mejora de las programaciones. PRISA continúa con su estrategia de ampliar sus actividades radiofónicas a otros países de habla hispana, singularmente a los Estados Unidos, y es un secreto a voces nuestro interés en adquirir la cadena Continental de Argentina, propiedad de Telefónica.

En ocio y entretenimiento, continuamos el pasado ejercicio desinvirtiendo en las compañías musicales, afectadas por la extraordinaria crisis del sector. Cerramos las oficinas de Miami y México y, ya durante el presente ejercicio, hemos llegado a un acuerdo con nuestros antiguos socios de Horus para hacernos cargo del total de dicha empresa, lo que nos ha permitido firmar un acuerdo global con Universal Music a fin de resolver la crítica situación de nuestra actividad musical, coherente con las tendencias del mercado. Una vez implementado dicho contrato, nuestra presencia en el sector música, en el que contamos con una fuerte implantación debido sobre todo a las radiofórmulas de nuestra propiedad, se concentrará en la captación de talento, distribución de productoras independientes (a través de la compañía El Diablo), y organización de giras y conciertos, amén del control y la gestión de un importante catálogo con más de cinco mil títulos de canciones en su haber. En las cuentas del grupo de 2003 se han provisionado once millones de euros correspondientes a la explotación de la música, por lo que los quebrantos finales ocasionados por el cierre de la actividad –salvo en los renglones apuntados- serán de poca consideración. El cierre del conjunto de la operación con Universal reflejará un saldo positivo.

Dentro de esta unidad de ocio y entretenimiento, la compañía de producciones audiovisuales Plural se mantiene en buena forma y ofrece excelentes perspectivas tras la anunciada emisión de su serie "Al filo de la ley", producida en exclusiva para Univisión, de Estados Unidos. Producir ficción, series, documentales y noticias para el mercado de la televisión hispana en aquel país es una oportunidad real de desarrollo, que no desaprovecharemos.

La televisión local es, junto a la radio internacional, y a la versión digital de nuestros negocios, el otro gran vector de crecimiento. Durante el año pasado se integró en la compañía propietaria de Localia, Pretesa, un nuevo socio, el fondo de inversiones Marco Polo, constituido por importantes firmas industriales y financieras de nuestro país. Ello pone de relieve la credibilidad del futuro de esta actividad y aumenta aún más las esperanzas que tenemos puestas en ella.

En cuanto a Prisacom, es una inversión inexcusable, habida cuenta de que supone la faceta digital o virtual del conjunto de las operaciones de PRISA. El año pasado se vio muy castigada por una caída vertiginosa en la

publicidad en Internet en nuestro país, circunstancia no coincidente con la tendencia del sector en el mundo, y que se ha moderado notablemente durante este ejercicio. Cabe señalar el éxito de EL PAIS.es, que cuenta ya con treinta mil suscriptores. Por otra parte, junto con el grupo Santillana, Prisacom puso en marcha la compañía Santillana en Red, destinada a la explotación de sistemas educativos digitales.

El resultado negativo conjunto de estas cuatro operaciones (Radio Internacional, Música, Televisión Local y Prisacom) superó los 28 millones de euros. Nuestros presupuestos para este año indican que su contribución negativa a las cuentas de PRISA deben reducirse a la mitad durante el ejercicio actual.

El grupo siguió desinvirtiendo en actividades en pérdida o sin futuro: vendimos la compañía Extrasoftware, el periódico El Día de Valladolid, y cerramos varias librerías tras desprendernos de la cadena Fausto en Argentina. Por último, y sobre todo, procedimos a una fusión entre Prisaprint y el grupo británico Polestar, a la que se sumó la institución financiera Ibersuizas, a fin de constituir una de las mayores empresas de impresión de Europa, Dédalo, de la que PRISA tiene ahora un cuarenta por ciento y la gestión. La fusión ha servido a un tiempo para aliviar las cargas financieras presentes y futuras del grupo y para dar al conjunto de la operación unas notables expectativas de crecimiento. No consideramos, hoy en día, que las imprentas sean una prioridad estratégica en nuestra expansión pero sí constituyen una necesidad específica a la hora de garantizar nuestro desarrollo en el sector de los medios escritos.

2003 fue, también, el año de la fusión de Sogecable, a la que ya se ha referido nuestro presidente. Debo insistir en que para nosotros esta empresa de televisión de pago, de la que mantenemos la gestión tras la entrada en ella de Telefónica, constituye parte esencial de nuestro negocio, por lo que hemos seguido invirtiendo consistentemente en ella. De los 148 millones de inversiones financieras que realizó el grupo durante el año pasado, 143 fueron destinados a Sogecable, 50 para la suscripción de un préstamo participativo y 93 para la adquisición de nuevas acciones. El mes pasado, sobrepasamos el 20 por ciento en la propiedad del capital de dicha empresa que ofrece, desde nuestro punto de vista, excelentes perspectivas de rentabilidad a futuro. También hemos seguido apostando por Iberbanda, compañía dedicada a la oferta de servicios de banda ancha y de la que tenemos el 25 por ciento, al igual que el otro socio de control, El Corte Inglés.

El conjunto de estas operaciones, más las inversiones recurrentes de los diversos negocios, llevaron a un aumento de la deuda neta de PRISA de 80 millones de euros, hasta los 516 millones. No obstante, 162 millones están referenciados a la autocartera de la compañía, en el marco de la operación de bonos convertibles que emitimos, con gran éxito de demanda, el pasado mes de diciembre. Por lo mismo, nuestras obligaciones con bancos, a finales de 2003, eran de 354 millones de euros, cifra que arroja unos ratios más que confortables en el conjunto de nuestras cuentas.

Toda esta realidad no es sino la explicación de lo que decíamos al comienzo: PRISA goza de excelente salud y las buenas perspectivas de crecimiento económico hacen prever que sus resultados mejoren, más aún, en el corto plazo. Como probablemente saben, esta misma mañana hemos comunicado a la Comisión Nacional del Mercado de Valores las cifras de la empresa correspondientes al primer trimestre del año, que son muy esperanzadoras para el conjunto del ejercicio. En dicho período, PRISA ha mejorado su resultado de explotación en un 90 por ciento respecto a 2003, hasta alcanzar los 39 millones de euros. Los ingresos se incrementaron un 12 por ciento hasta los 341 millones de euros, y el resultado neto fue de 12 millones de euros, un 101 por ciento superior que el del mismo periodo del año pasado.

Destaca el fuerte incremento de la facturación publicitaria (9,4 por ciento), y especialmente en El País (8 por ciento) y la radio (4 por ciento). La circulación y rentabilidad del primero crecieron espectacularmente debido, entre otras cosas, al éxito de las promociones que lanzó y muy especialmente al de la Enciclopedia, que vende cada domingo 340.000 volúmenes. La difusión media de El País durante este trimestre ha sido de 510.000 ejemplares.

El comportamiento publicitario, tanto de la prensa como de las emisoras de radio, ha ido mejorando, además, a lo largo del año, lo que parece indicar que la recuperación se consolida. Otras publicaciones, como nuestras revistas y, el suplemento Dominical, y las actividades de televisión local y autonómica, así como las de Internet, se vienen beneficiando, igualmente, de ello.

También mejoran las perspectivas de Santillana que cuenta, en el cono sur de América Latina, con un entorno económico y político más estable que en el pasado y con magníficas perspectivas en el mercado mexicano. Aguardamos con impaciencia las medidas que provisionalmente acuerde el nuevo gobierno respecto a la moratoria de la entrada en vigor de la Ley de Calidad de la Enseñanza. Sin entrar en el fondo de la cuestión, respecto al cual estamos fundamentalmente de acuerdo con la política de buscar un consenso generalizado, conviene señalar el especial momento del año en el que nos encontramos y las incertidumbres que se yerguen sobre las obligaciones inmediatas del sector educativo. Esperamos y deseamos que las decisiones de las nuevas autoridades estén marcadas por el respeto y seguimiento de los principios de seguridad jurídica.

Naturalmente las cifras que hoy presentamos a la opinión pública se benefician de algunos fenómenos extraordinarios no recurrentes, pero me parecen indicativas de la capacidad de reacción de nuestras empresas –incluso de las que parecen absolutamente consolidadas- cuando el ambiente económico en que se desenvuelven es más favorable que aquel al que últimamente estábamos acostumbrados. Quedan, por lo demás, algunas asignaturas pendientes. No duden de que trataremos de cumplir con ellas, cuanto antes: en los exámenes de junio o en la repesca de septiembre. Aunque nuestra feliz calificación en alguna de esas disciplinas no depende,

en ocasiones, enteramente de nosotros, sino del comportamiento general del mercado y del entorno regulatorio que le afecta.

Debo, por lo mismo, añadir un comentario respecto a la incidencia probable o posible que las decisiones del nuevo gobierno puedan tener sobre el sector, al margen lo ya dicho sobre las leyes educativas. El cumplimiento del programa del partido socialista, en lo que respecta a la cultura y los medios, y la esperable coherencia de sus acciones con las que implementaron otros gobiernos del mismo partido, deben suponer una mejora en las condiciones de trabajo de las industrias culturales y de comunicación. La anunciada rebaja del IVA de libros y periódicos supondrá una importante ayuda al desarrollo de un sector plagado de problemas. Los diarios de la Unión Europea disminuyen en su conjunto, desde hace diez años, más de medio millón de ejemplares anuales en su difusión, mientras que son constantes y recurrentes los cierres de librerías y la desaparición de empresas editoriales. Una contención en los precios de libros y periódicos, mediante el aligeramiento de las cargas fiscales, supondrá incentivos añadidos al consumo, nada despreciables. La promesa de un marco regulatorio nuevo para el sector audiovisual es también esperanzadora. Estamos en medio de un panorama de confusión y desencanto, en el que el triunfo de la televisión basura convive atropelladamente con la extensión abusiva de los medios públicos, y la incomprensión respecto al impacto de las nuevas tecnologías en el mercado, como es el caso de la Televisión Digital Terrestre. Es de esperar que el nuevo tiempo nos depare una regulación coherente y progresiva de la televisión local, cuya ley fue aprobada hace algo mas de ocho años, pero que sigue a la espera de una ordenación normativa que permita la expansión de tan importante fenómeno. También deseamos que el entorno digital, cuyo mejor paradigma es Internet, reciba el impulso público que la sociedad de la información necesita y merece, si no queremos que España continúe descendiendo en la clasificación mundial de los países mejor equipados en este terreno.

Todas estas iniciativas han de favorecer al conjunto del sector si se aplican con acierto y honestidad, respetando las leyes de la competencia. España dispone del capital y el talento necesario para que nuestras empresas de comunicación y cultura afronten en buenas condiciones los desafíos del mercado global. Contamos con el privilegio de trabajar en una lengua que es patrimonio de cuatrocientos millones de personas, casi un diez por ciento de las cuales habita hoy en la primera potencia mundial. Un marco regulatorio más adecuado que el que ahora tenemos permitirá el florecimiento de las empresas españolas en ese sector. Las del Grupo PRISA, por nuestra parte, continuarán impulsando su liderazgo hasta llegar a mejores y más altas cotas de las ya obtenidas, gracias a la calidad de sus profesionales, la eficacia de su gestión y la lealtad de sus usuarios. A todos ellos, y a ustedes señores accionistas, muchas gracias por el apoyo permanente que nos prestan y que prometemos no defraudar.

PROMOTORA DE INFORMACIONES, S.A.

Se comunica que la Junta General Ordinaria de Accionistas de la sociedad celebrada el día 15 de abril de 2004 ha acordado distribuir entre los Sres. accionistas un dividendo con cargo a los resultados del ejercicio 2003 en la siguiente cuantía:

Importe bruto por acción:	0,10 euros
Retención:	0,015 euros
Importe neto por acción:	0,085 euros

El dividendo se hará efectivo el día 23 de abril de 2004.

Al estar las acciones representadas mediante anotaciones en cuenta, la percepción del dividendo se efectuará a través de las Entidades Adheridas al Sistema, de conformidad con los procedimientos establecidos por la Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores. Actuará como entidad pagadora Santander Central Hispano Investment S.A.

En Madrid, a 15 de abril de 2004

D. Miguel Satrústegui Gil Delgado
Secretario del Consejo de Administración

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Vice President of the Management Board	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	16 April 2004	*No of sheets:*	*1*

Current report 20/2004

The Management Board of KGHM Polska Miedź S.A. announces that the Ordinary General Meeting of the Company on 16 April 2004 recalled the following persons from the Supervisory Board of KGHM Polska Miedź S.A.:
1. Bohdan Kaczmarek - Chairman of the Supervisory Board, and
2. Jerzy Kisilowski - Member of the Supervisory Board.

Simultaneously the Ordinary General Meeting on 16 April 2004 appointed the following persons to the Supervisory Board of KGHM Polska Miedź S.A.:
1. Tadeusz Janusz, and
2. Jan Stachowicz.

The Company will provide information regarding the newly-appointed Members of the Supervisory Board, as required by the Decree of the Council of Ministers dated 16 October 2001 as regards current and periodic information provided by issuers of securities, at a later date in the form of an individual current report

Legal basis:
(§5, section 1, point 30 and point 31 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

WICEPREZES ZARZĄDU
Andrzej Krug

WICEPREZES ZARZĄDU
Andrzej Kowalczyk

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Vice President of the Management Board	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	16 April 2004	*No of sheets:*	5

Current report 19/2004

The Management Board of KGHM Polska Miedź S.A. hereby provides the wording of the resolutions which were passed at the Ordinary General Meeting of KGHM Polska Miedź S.A., with its registered head office in Lubin, which was held on 16 April 2004:

Resolution Nr 1/2004

regarding election of the Chairman of the General Meeting, with the following wording:

"On the basis of art. 409 § 1 of the Commercial Partnerships and Companies Code, § 28 section 1 of the Statutes of KGHM Polska Miedź S.A. and § 5 sec. 3 of the Regulations of the General Meeting of KGHM Polska Miedź S.A., the following is resolved:

I. Mr. Andrzej Leganowicz is hereby elected as Chairman of the General Meeting.

II. This resolution comes into force on the date it is taken."

Resolution Nr 2/2004

regarding acceptance of the agenda of the General Meeting, with the following wording:

"The General Meeting resolves the following:

I. The agenda is hereby accepted, as set down and announced by the Management Board of KGHM Polska Miedź S.A. in the announcement on the convening of an Ordinary General Meeting, as placed in the official government publication Monitor Sądowy i Gospodarczy dated 25 March 2004, Nr 60, item 2778, with due regard to the order of the agenda points as proposed by the representative of the Polish State Treasury.

II. This resolution comes into force on the date it is taken."

Resolution Nr 3/2004

regarding approval of the Supervisory Board Report on the results of its analysis of the Report on the Activities of the Company for the financial year 2003, the Financial Report of

the Company for the financial year 2003 and of the proposal of the Management Board on the distribution of Company profit for the financial year 2003, with the following wording:

"On the basis of art. 393 point 1 and Article 395 § 2 point 1 in connection with art. 382 § 3 of the Commercial Partnerships and Companies Code, and § 20 section 2 point 3 of the Statutes of the Company, the following is resolved:

I. The Report of the Supervisory Board on its analysis of the Report on the Activities of KGHM Polska Miedź S.A. for the financial year 2003, the Financial Report of KGHM Polska Miedź S.A. for the financial year 2003, and the proposal of the Management Board on the distribution of Company profit for the financial year 2003, is hereby approved.

II. This resolution comes into force on the date it is taken."

Resolution Nr 4/2004

regarding approval of the Report of the Management Board on the activities of the Company for the financial year 2003, with the following wording:

" On the basis of art. 393 point 1 and art. 395 § 2 point 1 of the Commercial Partnerships and Companies Code in connection with art. 45 section 4 and art. 53 section 1 of the Act of 29 September 1994 on Accounting (i.e. Dz. U. from 2002 Nr 76, item 694 with later changes) and on the basis of § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the results of the analysis by the Supervisory Board of the Report, the following is resolved:

I. Following its review, the General Meeting approves the Report of the Management Board on the activities of KGHM Polska Miedź S.A. in the financial year 2003.

II. This resolution comes into force on the date it is taken."

Resolution Nr 5/2004

regarding approval of the Financial Report of the Company for the financial year 2003, with the following wording:

" On the basis of art. 393 point 1 and art. 395 § 2 point 1 of the Commercial Partnerships and Companies Code in connection with art. 53 section 1 of the Act of 29 September 1994 on Accounting (i.e. Dz. U. from 2002 Nr 76, item 694 with later changes) and on the basis of § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the results of the analysis by the Supervisory Board of the Report, the following is resolved:

I. Following its review, the General Meeting approves the Financial Report of KGHM Polska Miedź S.A. for the financial year 2003, consisting of:

- the introduction to the financial report,

- the balance sheet as at 31 December 2003, which shows total assets and liabilities of PLN 8 695 345 306.83 [PLN 8 695 345 thousand] or: eight billion, six hundred and ninety-five million, three hundred forty-five thousand, three hundred and six and eighty-three one-hundredths PLN,

- the profit and loss account for the financial year for the period 1 January to 31 December 2003, which shows a profit before tax of PLN 569 330 558.88 [PLN 569 331 thousand] or: five hundred sixty-nine million, three hundred thirty thousand, five hundred fifty-eight and eighty-eight one-hundredths PLN, and a net profit of PLN 411 556 630.88 [PLN 411 557 thousand] or: four hundred and eleven million, five hundred fifty-six thousand, six hundred and thirty and eighty-eight one-hundredths PLN,

- the description of changes in shareholders' funds for the period from 1 January to 31 December 2003 showing a decrease in shareholders' funds of PLN 4 422 355.94 [PLN 4 423 thousand] or: four million, four hundred and twenty-two thousand, three hundred and fifty-five and ninety-four one-hundredths PLN and shareholders' funds at the end of the period of PLN 4 006 502 105.59 [PLN 4 006 502 thousand] or: four billion, six million, five hundred and two thousand, one hundred and five and fifty-nine one-hundredths PLN,

- the cash flow statement for the period 1 January to 31 December 2003, which shows an increase in the state of cash and cash equivalents during the financial year of PLN 153 610 722.49 [PLN 153 610 thousand] or: one hundred fifty-three million, six hundred and ten thousand, seven hundred and twenty-two and forty-nine one-hundredths PLN, and cash and cash equivalents at the end of the period of PLN 272 337 473.76 [PLN 272 337 thousand] or: two hundred and seventy-two million, three hundred and thirty-seven thousand, four hundred and seventy-three and seventy-six one-hundredths PLN, and

- additional information and explanatory notes.

II. This resolution comes into force on the date it is taken."

Resolution Nr 6/2004

regarding the distribution of Company profit for financial year 2003, with the following wording:

"On the basis of art. 395 § 2 point 2 of the Commercial Partnerships and Companies Code and on § 29 section 1 point 2 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the results of the analysis by the Supervisory Board of the proposals made by the Management Board, the following is resolved:

I. Following review of the Management Board's proposal concerning the distribution of net profit for financial year 2003, the General Meeting hereby resolves that the net profit for financial year 2003, in the amount of PLN 411 556 630.88 [PLN 411 557 thousand] or: four hundred and eleven million, five hundred fifty-six thousand, six hundred and thirty and eighty-eight one-hundredths PLN, shall be transferred to the reserve capital of the Company.

II. This resolution comes into force on the date it is taken."

Resolution Nr 7/2004

regarding approval of the activities of members of the Management Board of the Company in financial year 2003, with the following wording:

"On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Meeting hereby acknowledges that the following members of the Management Board of KGHM Polska Miedź S.A. fulfilled their duties in a proper manner:
- Witold Bugajski - for the period from 1 January 2003 to 23 January 2003,
- Grzegorz Kubacki - for the period from 1 January 2003 to 31 December 2003,
- Stanisław Siewierski - for the period from 1 January 2003 to 23 January 2003,
- Stanisław Speczik - for the period from 1 January 2003 to 31 December 2003,
- Jarosław Andrzej Szczepek - for the period from 1 January 2003 to 31 December 2003,
- Tadeusz Szeląg - for the period from 23 January 2003 to 31 December 2003.

II. This resolution comes into force on the date it is taken."

Resolution Nr 8/2004

regarding approval of the activities of members of the Supervisory Board of the Company in financial year 2003, with the following wording:

"On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Meeting hereby acknowledges that the following members of the Supervisory Board of KGHM Polska Miedź S.A. fulfilled their duties in a proper manner:
- Józef Czyczerski - for the period from 1 January 2003 to 31 December 2003,
- Leszek Hajdacki - for the period from 1 January 2003 to 31 December 2003,
- Bohdan Kaczmarek - for the period from 1 January 2003 to 31 December 2003,
- Jerzy Kisiłowski - for the period from 8 January 2003 to 31 December 2003,
- Ryszard Kurek - for the period from 1 January 2003 to 31 December 2003,
- Janusz Maciejewicz - for the period from 1 January 2003 to 31 December 2003,
- Jerzy Markowski - for the period from 1 January 2003 to 31 December 2003,
- Jan Rymarczyk - for the period from 1 January 2003 to 31 December 2003,
- Marek Wierzbowski - for the period from 1 January 2003 to 31 December 2003.

II. This resolution comes into force on the date it is taken."

Resolution Nr 9/2004

regarding recall from the Supervisory Board, with the following wording:

"On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Bohdan Kaczmarek is hereby recalled from the Supervisory Board of KGHM Polska Miedź S.A.

II. This resolution comes into force on the date it is taken."

Resolution Nr 10/2004

regarding recall from the Supervisory Board, with the following wording:

"On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Jerzy Kisilowski is hereby recalled from the Supervisory Board of KGHM Polska Miedź S.A..

II. This resolution comes into force on the date it is taken."

Resolution Nr 11/2004

regarding: appointment to the Supervisory Board, with the following wording:

"On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Tadeusz Janusz and Jan Stachowicz are hereby appointed to the Supervisory Board.

II. This resolution comes into force on the date it is taken."

The Management Board of KGHM Polska Miedź S.A. announces that the Ordinary General Meeting of KGHM Polska Miedź S.A. on 16 April 2004 discussed all points of the agenda. There were no objections raised to the protocol.

Legal basis:
(§49, section 1, point 5 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

WICEPREZES ZARZĄDU
Andrzej Krug

WICEPREZES ZARZĄDU
Andrzej Kowalczyk

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Vice President of the Management Board	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	16 April 2004	*No of sheets:*	*5*

Current report 19/2004

The Management Board of KGHM Polska Miedź S.A. hereby provides the wording of the resolutions which were passed at the Ordinary General Meeting of KGHM Polska Miedź S.A., with its registered head office in Lubin, which was held on 16 April 2004:

Resolution Nr 1/2004

regarding election of the Chairman of the General Meeting, with the following wording:

"On the basis of art. 409 § 1 of the Commercial Partnerships and Companies Code, § 28 section 1 of the Statutes of KGHM Polska Miedź S.A. and § 5 sec. 3 of the Regulations of the General Meeting of KGHM Polska Miedź S.A., the following is resolved:

I. Mr. Andrzej Leganowicz is hereby elected as Chairman of the General Meeting.

II. This resolution comes into force on the date it is taken."

Resolution Nr 2/2004

regarding acceptance of the agenda of the General Meeting, with the following wording:

"The General Meeting resolves the following:

I. The agenda is hereby accepted, as set down and announced by the Management Board of KGHM Polska Miedź S.A. in the announcement on the convening of an Ordinary General Meeting, as placed in the official government publication Monitor Sądowy i Gospodarczy dated 25 March 2004, Nr 60, item 2778, with due regard to the order of the agenda points as proposed by the representative of the Polish State Treasury.

II. This resolution comes into force on the date it is taken."

Resolution Nr 3/2004

regarding approval of the Supervisory Board Report on the results of its analysis of the Report on the Activities of the Company for the financial year 2003, the Financial Report of

the Company for the financial year 2003 and of the proposal of the Management Board on the distribution of Company profit for the financial year 2003, with the following wording:

"On the basis of art. 393 point 1 and Article 395 § 2 point 1 in connection with art. 382 § 3 of the Commercial Partnerships and Companies Code, and § 20 section 2 point 3 of the Statutes of the Company, the following is resolved:

I. The Report of the Supervisory Board on its analysis of the Report on the Activities of KGHM Polska Miedź S.A. for the financial year 2003, the Financial Report of KGHM Polska Miedź S.A. for the financial year 2003, and the proposal of the Management Board on the distribution of Company profit for the financial year 2003, is hereby approved.

II. This resolution comes into force on the date it is taken."

Resolution Nr 4/2004

regarding approval of the Report of the Management Board on the activities of the Company for the financial year 2003, with the following wording:

" On the basis of art. 393 point 1 and art. 395 § 2 point 1 of the Commercial Partnerships and Companies Code in connection with art. 45 section 4 and art. 53 section 1 of the Act of 29 September 1994 on Accounting (i.e. Dz. U. from 2002 Nr 76, item 694 with later changes) and on the basis of § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the results of the analysis by the Supervisory Board of the Report, the following is resolved:

I. Following its review, the General Meeting approves the Report of the Management Board on the activities of KGHM Polska Miedź S.A. in the financial year 2003.

II. This resolution comes into force on the date it is taken."

Resolution Nr 5/2004

regarding approval of the Financial Report of the Company for the financial year 2003, with the following wording:

" On the basis of art. 393 point 1 and art. 395 § 2 point 1 of the Commercial Partnerships and Companies Code in connection with art. 53 section 1 of the Act of 29 September 1994 on Accounting (i.e. Dz. U. from 2002 Nr 76, item 694 with later changes) and on the basis of § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the results of the analysis by the Supervisory Board of the Report, the following is resolved:

I. Following its review, the General Meeting approves the Financial Report of KGHM Polska Miedź S.A. for the financial year 2003, consisting of:

- the introduction to the financial report,

- the balance sheet as at 31 December 2003, which shows total assets and liabilities of PLN 8 695 345 306.83 [PLN 8 695 345 thousand] or: eight billion, six hundred and ninety-five million, three hundred forty-five thousand, three hundred and six and eighty-three one-hundredths PLN,

- the profit and loss account for the financial year for the period 1 January to 31 December 2003, which shows a profit before tax of PLN 569 330 558.88 [PLN 569 331 thousand] or: five hundred sixty-nine million, three hundred thirty thousand, five hundred fifty-eight and eighty-eight one-hundredths PLN, and a net profit of PLN 411 556 630.88 [PLN 411 557 thousand] or: four hundred and eleven million, five hundred fifty-six thousand, six hundred and thirty and eighty-eight one-hundredths PLN,

- the description of changes in shareholders' funds for the period from 1 January to 31 December 2003 showing a decrease in shareholders' funds of PLN 4 422 355.94 [PLN 4 423 thousand] or: four million, four hundred and twenty-two thousand, three hundred and fifty-five and ninety-four one-hundredths PLN and shareholders' funds at the end of the period of PLN 4 006 502 105.59 [PLN 4 006 502 thousand] or: four billion, six million, five hundred and two thousand, one hundred and five and fifty-nine one-hundredths PLN,

- the cash flow statement for the period 1 January to 31 December 2003, which shows an increase in the state of cash and cash equivalents during the financial year of PLN 153 610 722.49 [PLN 153 610 thousand] or: one hundred fifty-three million, six hundred and ten thousand, seven hundred and twenty-two and forty-nine one-hundredths PLN, and cash and cash equivalents at the end of the period of PLN 272 337 473.76 [PLN 272 337 thousand] or: two hundred and seventy-two million, three hundred and thirty-seven thousand, four hundred and seventy-three and seventy-six one-hundredths PLN, and

- additional information and explanatory notes.

II. This resolution comes into force on the date it is taken."

Resolution Nr 6/2004

regarding the distribution of Company profit for financial year 2003, with the following wording:

"On the basis of art. 395 § 2 point 2 of the Commercial Partnerships and Companies Code and on § 29 section 1 point 2 of the Statutes of KGHM Polska Miedź S.A., with due regard being given to the results of the analysis by the Supervisory Board of the proposals made by the Management Board, the following is resolved:

I. Following review of the Management Board's proposal concerning the distribution of net profit for financial year 2003, the General Meeting hereby resolves that the net profit for financial year 2003, in the amount of PLN 411 556 630.88 [PLN 411 557 thousand] or: four hundred and eleven million, five hundred fifty-six thousand, six hundred and thirty and eighty-eight one-hundredths PLN, shall be transferred to the reserve capital of the Company.

II. This resolution comes into force on the date it is taken."

Resolution Nr 7/2004

regarding approval of the activities of members of the Management Board of the Company in financial year 2003, with the following wording:

"On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Meeting hereby acknowledges that the following members of the Management Board of KGHM Polska Miedź S.A. fulfilled their duties in a proper manner:
- Witold Bugajski - for the period from 1 January 2003 to 23 January 2003,
- Grzegorz Kubacki - for the period from 1 January 2003 to 31 December 2003,
- Stanisław Siewierski - for the period from 1 January 2003 to 23 January 2003,
- Stanisław Speczik - for the period from 1 January 2003 to 31 December 2003,
- Jarosław Andrzej Szczepek - for the period from 1 January 2003 to 31 December 2003,
- Tadeusz Szeląg - for the period from 23 January 2003 to 31 December 2003.

II. This resolution comes into force on the date it is taken."

Resolution Nr 8/2004

regarding approval of the activities of members of the Supervisory Board of the Company in financial year 2003, with the following wording:

"On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The General Meeting hereby acknowledges that the following members of the Supervisory Board of KGHM Polska Miedź S.A. fulfilled their duties in a proper manner:
- Józef Czyczerski - for the period from 1 January 2003 to 31 December 2003,
- Leszek Hajdacki - for the period from 1 January 2003 to 31 December 2003,
- Bohdan Kaczmarek - for the period from 1 January 2003 to 31 December 2003,
- Jerzy Kisilowski - for the period from 8 January 2003 to 31 December 2003,
- Ryszard Kurek - for the period from 1 January 2003 to 31 December 2003,
- Janusz Maciejewicz - for the period from 1 January 2003 to 31 December 2003,
- Jerzy Markowski - for the period from 1 January 2003 to 31 December 2003,
- Jan Rymarczyk - for the period from 1 January 2003 to 31 December 2003,
- Marek Wierzbowski - for the period from 1 January 2003 to 31 December 2003.

II. This resolution comes into force on the date it is taken."

Resolution Nr 9/2004

regarding recall from the Supervisory Board, with the following wording:

"On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Bohdan Kaczmarek is hereby recalled from the Supervisory Board of KGHM Polska Miedź S.A.

II. This resolution comes into force on the date it is taken."

Resolution Nr 10/2004

regarding recall from the Supervisory Board, with the following wording:

"On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Jerzy Kisilowski is hereby recalled from the Supervisory Board of KGHM Polska Miedź S.A..

II. This resolution comes into force on the date it is taken."

Resolution Nr 11/2004

regarding: appointment to the Supervisory Board, with the following wording:

"On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Tadeusz Janusz and Jan Stachowicz are hereby appointed to the Supervisory Board.

II. This resolution comes into force on the date it is taken."

The Management Board of KGHM Polska Miedź S.A. announces that the Ordinary General Meeting of KGHM Polska Miedź S.A. on 16 April 2004 discussed all points of the agenda. There were no objections raised to the protocol.

Legal basis:
(§49, section 1, point 5 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

WICEPREZES ZARZĄDU
Andrzej Krug

WICEPREZES ZARZĄDU
Andrzej Kowalczyk

PRENSA ESPECIALIZADA Y REGIONAL

Millones de €	ENERO-MARZO 2004	2003	Var %
Total Ingresos explotación	29,93	29,21	2,5
Total gastos explotación	29,68	30,15	(1,6)
EBIT	**0,25**	**(0,94)**	-
%/Ingresos	**0,8%**	**(3,2%)**	
EBITDA	**1,02**	**(0,24)**	-
%/Ingresos	**3,4%**	**(0,8%)**	

Ingresos de explotación

MM €



15
10
5
0
13,9
4,2
5,6
6,0
As
Cinco Días
Prensa Regional
Revistas

Resultado de explotación (EBIT)

MM €



0,5
0,4
0,3
0,2
0,1
0
-0,1
0,4
-0,1
0,4
0,1
As
Cinco Días
Prensa Regional
Revistas

El crecimiento de los ingresos que experimentan la Prensa Regional y las Revistas, junto con el esfuerzo generalizado en la contención de gastos, ha permitido que esta unidad de negocio alcance un EBIT positivo de 0,25 millones de euros, frente a las pérdidas de 0,94 millones de euros del primer trimestre del 2003.

Diario AS disminuye sus ingresos un 5,3% con respecto al mismo periodo del año anterior.
La publicidad en el periódico deportivo no ha seguido el mismo comportamiento registrado en las otras unidades. Los ingresos publicitarios de AS han experimentado una caída del 4,2% en términos interanuales.

Los ingresos de circulación se redujeron un 3,2%. La **difusión media diaria** alcanzó 195.426 ejemplares frente a 213.207 ejemplares en el mismo periodo del ejercicio anterior.

Cinco Días mejora sus pérdidas operativas un 77,5%, debido a la disminución de los gastos de explotación, como consecuencia de las medidas de reestructuración adoptadas en enero de 2004. Los costes de personal se han reducido un 30,3%.
La recuperación del mercado publicitario no se ha visto reflejada en la prensa económica, y los ingresos de publicidad de Cinco Días sufrieron una disminución del 4,6%.

La **difusión media diaria** fue de 24.560 ejemplares frente a 25.749 ejemplares en el mismo periodo del ejercicio anterior.

La Prensa Regional obtiene un EBIT positivo de 0,42 millones de euros frente a las pérdidas operativas de 0,39 millones de euros del ejercicio anterior. Esta mejora obedece a:

- El crecimiento de los ingresos del 16,5% por mayores ingresos publicitarios y de circulación con crecimientos del 12,4% y del 23,5% respectivamente.
- El ahorro en gastos, que disminuyen con respecto al mismo periodo del año anterior.
- La venta en junio de 2003 del diario Día de Valladolid, que en el primer trimestre del ejercicio 2003 aportaba unas pérdidas operativas de 0,43 millones de euros.

Por lo que respecta **a las Revistas**, los ingresos por publicidad han alcanzando un crecimiento del 34,8% respecto al mismo período del ejercicio anterior

RADIO

Millones de €	ENERO- MARZO 2004	2003	Var %
Total Ingresos explotación	45,48	41,96	8,4
Total gastos explotación	39,43	36,59	7,8
EBIT	**6,05**	**5,37**	**12,6**
%/Ingresos	**13,3%**	**12,8%**	
EBITDA	**7,26**	**6,60**	**10,1**
%/Ingresos	**16,0%**	**15,7%**	

Durante el primer trimestre del ejercicio 2003, **los ingresos publicitarios** de la radio del Grupo en España se han incrementado un 4,2%.

Este comportamiento positivo de la publicidad, unido a un incremento de los otros ingresos ha permitido una mejora operativa del 12,6%.

Según el último EGM(Estudio General de Medios) se confirma una vez más la posición de liderazgo indiscutible de la radio alcanzando la SER record histórico de audiencia con 5.702.000 oyentes

Fórmula convencional


ONDA CERO
25%
SER
56%
COPE
19%

Radiofórmulas


ONDA CERO
21%
SER
67%
COPE
12%

TV LOCALES

Millones de €	ENERO-MARZO 2004	2003	Var %
Total Ingresos explotación	7,87	2,87	-
Total gastos explotación	10,99	5,92	85,6
EBIT	**(3,12)**	**(3,05)**	**(2,3)**
%/Ingresos	**(39,6%)**	-	
EBITDA	**(2,48)**	**(2,59)**	**4,3**
%/Ingresos	**(31,5%)**	**(90,2%)**	

La Televisión local mostró en el primer trimestre del año un crecimiento significativo. Las principales fuentes de ingresos de esta unidad de negocio se concentran en la venta de programación y la publicidad, que representan un 45% y un 39% respectivamente del total de ingresos.

Ingresos de publicidad


+113%
4,0
2,0
0,0
1,4
3,0
1T 2003
1T 2004

Ventas de programación


+466%
4,0
2,0
0,0
0,6
3,5
1T 2003
1T 2004

El favorable comportamiento de la publicidad local, el destacado incremento de las ventas de programación, y el cambio en el método de consolidación de la Sociedad Canaria de Televisión Regional, que empezó a consolidarse por integración proporcional en junio de 2003, son las principales razones que explican el crecimiento de los ingresos y de los gastos.

Excluyendo la aportación de la Sociedad Canaria de Televisión Regional, los ingresos de publicidad y las ventas de programación crecieron un 85,7% y un 116,9% respectivamente.

MEDIOS INTERNACIONAL

Millones de €	ENERO- MARZO 2004	2003	Var %
Total Ingresos explotación	10,72	10,34	3,7
Total gastos explotación	13,27	12,26	8,2
EBIT	**(2,56)**	**(1,92)**	**(33,3)**
%/Ingresos	**(23,9%)**	**(18,6%)**	
EBITDA	**(1,36)**	**(0,74)**	**(83,8)**
%/Ingresos	**(12,7%)**	**(7,2%)**	

Ingresos de explotación



6
0
4,9
2,0
2,5
1,6
Caracol
Radiopolis
Particip. Radio Latin.
IGM

Resultado de explotación (EBIT)



0,2
0
-0,2
-0,4
-0,6
0,1
-0,1
-0,3
-0,4
Caracol
Radiopolis
Particip. Radio Latin.
IGM

Los ingresos totales han alcanzado la magnitud de 10,72 millones de ingresos, un 3,7% más que en el mismo período del ejercicio anterior

Caracol (Colombia) ha incrementado significativamente sus resultados durante el primer trimestre del ejercicio.
A pesar de la depreciación del peso colombiano frente al euro, los ingresos se han incrementado un 8,8% y las pérdidas operativas han mejorado un 4,2%.

PRL incrementa sus ingresos en un 91,7% con respecto al mismo periodo del ejercicio anterior, y los gastos se contuvieron notablemente por la política de reestructuración y ahorro de gastos. Ello unido al apalancamiento operativo del negocio de la radio ha motivado que las pérdidas operativas se reduzcan un 42,9%.

A pesar de la grave crisis política y económica de Bolivia, las medidas de reestructuración y el cambio en el accionariado llevado a cabo en **Inversiones Grupo Multimedia** el ejercicio anterior ha contribuido a que dicha sociedad obtenga un EBIT positivo frente a unas pérdidas operativas de 0,16 millones de euros en el primer trimestre del ejercicio anterior.

Los ingresos de **Radiópolis** disminuyeron un 17,2%. No obstante, se han producido ahorro de gastos importantes especialmente en personal (-11,3%) y servicios exteriores (-23,4%).

EDUCACIÓN Y FORMACIÓN

Millones de €	ENERO-MARZO 2004	2003	Var %
Total Ingresos explotación	75,34	75,82	(0,6)
Total gastos explotación	66,46	66,58	(0,2)
EBIT	**8,87**	**9,24**	**(4,0)**
%/Ingresos	**11,8%**	**12,2%**	
EBITDA	**16,83**	**15,23**	**10,4**
%/Ingresos	**22,3%**	**20,1%**	

Las campañas de venta de libros de texto han registrado un buen comportamiento, incrementándose los ingresos en moneda local de manera sustancial en la mayor parte de los países.

Por países destacaron las campañas en Brasil, Argentina, y Chile.

- En **Brasil,** los ingresos crecieron un 29,2% por la positiva evolución de las ventas institucionales y regulares. El esfuerzo en la contención de gastos permitió que el EBIT se incrementara un 28,1%.

- En **Argentina**, la mayor estabilidad política y la mejor situación económica han favorecido el crecimiento de los ingresos por ventas de libros de texto en un 30,8%.

- Las ventas de libros de texto en **Chile** se incrementaron un 14% interanual.

Las menores ventas en España junto con la ralentización de ciertas campañas y la depreciación de algunas monedas latinoamericanas frente al euro hizo que finalmente los ingresos se mantuviesen prácticamente estables respecto al mismo trimestre del ejercicio anterior.

En febrero de 2004, Santillana adquirió una participación del 50% en la sociedad Suma de Letras, pasando a tener, de esta manera, el 100% de su capital social. Suma de Letras es una sociedad dedicada a la publicación de ediciones de bolsillo y extiende su actividad a toda Latinoamérica, donde cuenta con filiales en México y Argentina y una amplia red de distribución en el resto de países latinoamericanos.

La composición geográfica de los ingresos en el primer trimestre de 2003 y 2004 ha sido la siguiente:

Ingresos 1T 2003 por origen geográfico


ESPAÑA
22%
AMERICA
78%

Ingresos 1T 2004 por origen geográfico


ESPAÑA
20%
AMERICA
80%

OCIO Y ENTRETENIMIENTO

Millones de €	ENERO-MARZO 2004	2003	Var %
Total Ingresos explotación	17,36	23,26	(25,3)
Total gastos explotación	20,51	26,16	(21,6)
EBIT	**(3,15)**	**(2,90)**	**(8,6)**
%/Ingresos	**(18,1%)**	**(12,5%)**	
EBITDA	**(1,46)**	**(1,35)**	**(8,1)**
%/Ingresos	**(8,4%)**	**(5,8%)**	

Ingresos de explotación


MM €
25,0
20,0
15,0
10,0
5,0
0,0
23,3
17,4
1T 2003
1T 2004

Resultado de explotación (EBIT)


MM €
2,0
-2,0
-6,0
-2,9
-3,1
1T 2003
1T 2004

La reducción de los ingresos y los gastos obedece en su mayor parte a la caída de actividad en las ventas de discos, pendiente la compañía de su acuerdo con Universal Música.

La disminución de los gastos no ha podido compensar la caída de los ingresos, y por ello, las pérdidas operativas empeoran un 8,6% con respecto al ejercicio anterior.

Aparte de la venta de discos, el resto de líneas de actividad (colecciones, eventos y derechos) han tenido un buen comportamiento y su contribución a resultados ha sido positiva

PRISACOM

Millones de €	ENERO- MARZO 2004	2003	Var %
Total Ingresos explotación	3,20	2,53	26,5
Total gastos explotación	5,45	5,43	0,4
EBIT	**(2,25)**	**(2,91)**	**22,7**
%/Ingresos	**(70,3%)**	-	
EBITDA	**(1,73)**	**(2,31)**	**25,1**
%/Ingresos	**(54,1%)**	**(91,3%)**	

Prisacom incrementa sus ingresos un 26,5% debido al más que significativo crecimiento de los ingresos publicitarios (+153,1%) y al incremento en la venta de contenidos.

Ingresos publicitarios


+153%
1,0
0,8
0,3
0,0
1T 2003
1T 2004

Venta de contenidos


+4,1%
2,0
1,6
1,7
1,0
0,0
1T 2003
1T 2004

El esfuerzo en la contención de los gastos, que apenas se incrementan un 0,4% en términos interanuales ha llevado a que las pérdidas operativas disminuyan un 22,7%. Destaca la reducción del 12,0% en los gastos de personal tras el ajuste llevado a cabo.

Prisacom comenzó a desarrollar en 2003 conjuntamente con Santillana, el negocio de plataformas educativas en red y ya ha cerrado acuerdos importantes tanto en España como en Latinoamérica.

Por otra parte, en enero de 2004 se comenzó a consolidar por integración proporcional la sociedad Infotecnia[2], participada al 50% por Prisacom.
El objeto de esta sociedad es la prestación de servicios de información a usuarios por vía telefónica.

En marzo de 2004 El País.es cuenta ya con 30.118 suscriptores.

[2] Número de información telefónica 11824

VENTAS DE PUBLICIDAD EN MEDIOS (GDM)

Millones de €	ENERO- MARZO 2004	2003	Var %
Total Ingresos explotación	21,43	19,22	11,5
Total gastos explotación	20,58	18,47	11,4
EBIT	**0,84**	**0,75**	**12,0**
%/Ingresos	**3,9%**	**3,9%**	
EBITDA	**0,93**	**0,86**	**8,1**
%/Ingresos	**4,3%**	**4,5%**	

El mercado publicitario español ha continuado la senda de la recuperación iniciada a finales de 2003.
La mejora se ha visto reflejada en todos los soportes del Grupo, particularmente en la televisión y en la prensa generalista.

La mejoría del mercado publicitario ha permitido un incremento de los márgenes, haciendo que los ingresos netos de GDM hayan crecido un 8,1% con respecto al ejercicio anterior.

Millones de €	ENERO- MARZO 2004	2003	Var %
Ventas de publicidad	**21,43**	**19,22**	**11,5**
Compras, consumos y aprov.	**16,65**	**14,80**	**12,5**
Ingresos netos explotación	**4,78**	**4,42**	**8,1**

Todo ello, junto con el importante esfuerzo en la contención de gastos fijos ha hecho posible que tanto el EBITDA como el EBIT se incrementen un 8,1% y un 12% en términos interanuales.

Tipo de soporte


Prensa: 20%
Internet: 1%
Televisión: 35%
Radio: 44%

Tipo de cliente


Grupo: 56%
Sogecable y Terceros: 44%

IMPRESIÓN

Millones de €	ENERO- MARZO 2004	2003	Var %
Total Ingresos explotación	20,53	27,28	(24,7)
Total gastos explotación	19,85	26,18	(24,2)
EBIT	**0,67**	**1,10**	**(39,1)**
%/Ingresos	**3,3%**	**4,0%**	
EBITDA	**2,64**	**3,86**	**(31,6)**
%/Ingresos	**12,9%**	**14,2%**	

La principal variación que sufren los ingresos y gastos de explotación se debe a que en 2004 se ha empezado a consolidar por integración proporcional los resultados de la nueva compañía de impresión Dédalo, sociedad que se constituye en 2003 a raíz de la fusión de los negocios de impresión en España de los grupos Prisa y Polestar.

La participación de Prisa en Dédalo asciende al 40% y completan su estructura accionarial, Polestar con un 40% e Ibersuizas, que como socio financiero cuenta con el 20% restante.

El desglose de los ingresos de explotación por mercado geográfico (doméstico y exportaciones), ha sido como sigue:

sido como sigue:

Grupo: 18%



Terceros y asociadas: 82%

Exportación: 16%



Nacional: 84%

Emisor: PROMOTORA DE INFORMACIONES, S.A.

Inicio periodo: 01/01/2004 Fin periodo: 31/03/2004

Trimestre: 1 Ejercicio: 2004 Nif: A-28297059

C) BASES DE PRESENTACIÓN Y NORMAS DE VALORACIÓN

SE HAN APLICADO LOS MISMOS PRINCIPIOS, CRITERIOS Y POLÍTICAS CONTABLES QUE EN LAS ÚLTIMAS CUENTAS ANUALES Y QUE EN LA ÚLTIMA COMUNICACIÓN DE RESULTADOS.

◂ Anterior Siguiente ▸

Emisor: PROMOTORA DE INFORMACIONES, S.A.

Inicio periodo: 01/01/2004 **Fin periodo: 31/03/2004**

Trimestre: 1 **Ejercicio: 2004** **Nif: A-28297059**

D) DIVIDENDOS DISTRIBUIDOS DURANTE EL PERIODO

		% sobre nominal	Euros por acción	Importe (Miles de Euros)
1. Acciones ordinarias	**3100**	0,00	0,00	0
2. Acciones preferentes	**3110**	0,00	0,00	0
2. Acciones sin voto	**3120**	0,00	0,00	0

NO SE HAN DISTRIBUIDO DIVIDENDOS EN ESTE PERIODO.

◂ Anterior Siguiente ▸

Emisor: PROMOTORA DE INFORMACIONES, S.A.

Inicio periodo: 01/01/2004 Fin periodo: 31/03/2004

Trimestre: 1 Ejercicio: 2004 Nif: A-28297059

E) HECHOS SIGNIFICATIVOS

		SI/NO
1.- Adquisiciones o trasmisiones de participaciones.	3200	S
2.- Adquisiciones de autocartera.	3210	N
3.- Otros aumentos o disminuciones significativos del inmovilizado.	3220	S
4.- Aumentos y reducciones del capital social o del valor de los títulos.	3230	N
5.- Emisiones, reembolsos o cancelaciones de empréstitos.	3240	N
6.- Cambios de los administradores o del consejo de administración.	3250	N
7.- Modificaciones de los estatutos sociales.	3260	N
8.- Transformaciones, fusiones o escisiones.	3270	N
9.- Cambios significativos en la regulación instituciones.	3280	N
10.- Pleitos, litigios y contenciosos.	3290	N
11.- Situaciones concursales, suspensiones de pagos, etc.	3310	N
12.- Acuerdos especiales de limitación, cesión o renuncia.	3320	N
13.- Acuerdos estratégicos con grupos nacionales o internacionales.	3330	N
14.- Otros hechos significativos.	3340	S

◂ Anterior Siguiente ▸

Emisor: PROMOTORA DE INFORMACIONES, S.A.

Inicio periodo: 01/01/2004 Fin periodo: 31/03/2004

Trimestre: 1 Ejercicio: 2004 Nif: A-28297059

F) ANEXO EXPLICATIVO DE HECHOS SIGNIFICATIVOS

CON FECHA 12 DE ENERO DE 2004, PRISA COMUNICA QUE SE HA DADO CUMPLIMIENTO A LAS CONDICIONES IMPUESTAS POR LA DIRECCIÓN GENERAL DE LA COMPETENCIA DE LA COMISIÓN DE LAS COMUNIDADES EUROPEAS CON MOTIVO DE LA INTEGRACIÓN DE LAS PLANTAS DE IMPRESIÓN DEL GRUPO PRISA - AGRUPADAS BAJO SU FILIAL PRISAPRINT - Y DEL GRUPO POLESTAR EN ESPAÑA.

CON FECHA 15 DE ENERO DE 2004, PRISA INFORMA DE CAMBIOS EN LA COMPOSICIÓN DEL COMITE DE AUDITORÍA Y CUMPLIMIENTO.

EL 6 DE FEBRERO DE 2004, PROMOTORA DE INFORMACIONES, S.A. COMUNICA QUE SU SOCIEDAD FILIAL SANTILLANA DE EDICIONES GENERALES , S.L. HA ADQUIRIDO DE EDICIONES B, S.A. (GRUPO ZETA) LAS PARTICIPACIONES REPRESENTATIVAS DEL 50% DEL CAPITAL SOCIAL DE SUMA DE LETRAS, S,A. POR UN PRECIO DE 775.000 EUROS.
SANTILLANA EDICIONES GENERALES YA ERA TITULAR DEL RESTANTE 50% DEL CAPITAL SOCIAL DE SUMA DE LETRAS, S.L. Y COMPLETA ASÍ SU PARTICIPACIÓN DEL 100% EN EL CAPITAL DE ESTA SOCIEDAD.

CON FECHA 27 DE FEBRERO DE 2004 LA SOCIEDAD REMITE INFORMACIÓN SOBRE LOS RESULTADOS DEL SEGUNDO SEMESTRE DE 2003.

EL 16 DE MARZO DE 2004 PROMOTORA DE INFORMACIONES, S.A. COMUNICA QUE HA ADQUIRIDO UN NÚMERO DE ACCIONES DE SOGECABLE QUE LE PERMITEN ALCANZAR UNA PARTICIPACIÓN DEL 20,0018% DEL CAPITAL DE ESTA ÚLTIMA.

EL 18 DE MARZO DE 2004, PRISA COMUNICA QUE EL CONSEJO DE ADMINISTRACIÓN HA DECIDIDO CELEBRAR SU JUNTA GENERAL ORDINARIA DE ACCIONISTAS, PREVISIBLEMENTE EN PRIMERA CONVOCATORIA, EL DÍA 15 DE ABRIL DE 2004.

CON FECHA 18 DE MARZO DE 2004 LA SOCIEDAD COMUNICA LA APROBACIÓN DEL INFORME ANUAL SOBRE GOBIERNO CORPORATIVO, CORRESPONDIENTE AL EJERCICIO 2003.

EL 18 DE MARZO DE 2004 PRISA COMUNICA QUE SU CONSEJO DE ADMINISTRACIÓN HA MODIFICADO EL REGLAMENTO DEL CONSEJO DE ADMINISTRACIÓN Y ADJUNTA UNA COPIA DE SU NUEVO TEXTO.

CON FECHA 22 DE MARZO DE 2004 TIMÓN, S.A. COMUNICA EL PACTO SUSCRITO POR ESTA SOCIEDAD, JUNTO CON OTRAS PERSONAS FÍSICAS Y JURÍDICAS EN RELACIÓN CON PROMOTORA DE INFORMACIONES, S.A. EN EL AÑO 1992 Y EN EL QUE SE TRANSCRIBE LAS CLÁUSULAS DEL MISMO QUE AFECTAN AL DERECHO DE VOTO Y A LA TRANSMISIBILIDAD DE LAS ACCIONES.

EL 29 DE MARZO DE 2004 LA SOCIEDAD REMITE EL ANUNCIO DE CONVOCATORIA DE LA JUNTA GENERAL ORDINARIA DE ACCIONISTAS, JUNTO CON LA SIGUIENTE DOCUMENTACIÓN: TEXTO ÍNTEGRO DE LAS CUENTAS ANUALES (BALANCE, CUENTA DE PÉRDIDAS Y GANANCIAS Y MEMORIA) E INFORME DE GESTIÓN REFERIDOS AL EJERCICIO 2003 DE LA SOCIEDAD Y SU GRUPO CONSOLIDADO, ASÍ COMO LOS RESPECTIVOS INFORMES DEL AUDITOR DE CUENTAS (PUNTO PRIMERO DEL ORDEN DEL DÍA); INFORME DE LOS ADMINITRADORES EN RELACIÓN CON LAS MODIFICACIONES ESTATUTARIAS PROPUESTAS (PUNTO QUINTO DEL ORDEN DEL DÍA); INFORME DE LOS ADMINISTRADORES EN RELACIÓN CON LA PROPUESTA DE PLAN DE RETRIBUCIONES MEDIANTE LA ENTREGA DE OPCIONES SOBRE ACCIONES PARA LOS CONSEJEROS EJECUTIVOS Y LOS DIRECTIVOS DE LA SOCIEDAD, CON AUTORIZACIÓN Y DELEGACIÓN EN EL CONSEJO DE ADMINISTRACIÓN EN RELACIÓN CON ESTA MATERIA, INCLUYENDO FACULTADES PARA AMPLIAR EL CAPITAL SOCIAL CONFORME A LO ESTABLECIDO EN EL ARTÍCULO 153.1.B) DE LA LEY DE SOCIEDADES ANÓNIMAS, CON FACULTAD DE EXCLUIR EL DERECHO DE SUSCRIPCIÓN PREFERENTE (PUNTO SÉPTIMO DEL ORDEN DEL DÍA); TEXTO ÍNTEGRO DE LAS PROPUESTAS DE ACUERDOS CORRESPONDIENTES A LOS PUNTOS DEL ORDEL DEL DÍA, QUE EL CONSEJO DE ADMINISTRACIÓN SOMETE A LA JUNTA GENERAL; E INFORME ANUAL ELABORADO POR EL COMITÉ DE AUDITORÍA Y CUMPLIMIENTO, CORRESPONDIENTE AL EJERCICIO 2003.

◄Anterior

Grupo PRISA

To: **Mr. Paul Dudek**

Office of International Corporate Finance
Securities Exchange Comission

No. Fax: 1-202-942.96.24

From: **Mr. Miguel Satrústegui**

Promotora de Informaciones, S.A.

No. Fax: 91.330.10.70

Date: 16/04/04
No. of pages (including this one): - 123- 2ª PARTE

Re: Promotora de Informaciones, S.A. (File No. 82-5213)
Information Pursuant to Rule 12g3-2(b)

Dear Sir,

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed the following documentation:

A) Notice of significant event (*Comunicación de hecho relevante*), dated January, 13, 2004, regarding the fulfilment of the restrictions imposed by the Merger Task Force of the EEC regarding the agreement reached between IBERSUIZAS, S.A., the British printing group POLESTAR and PRISA, for the creation of one of Spain's largest printing group. The notification (in Spanish) is attached as **Item 1**. No English translations, versions or summaries of this document have been prepared.

B) Notice of significant event (*Comunicación de hecho relevante*), dated January, 15, 2004, regarding the appointment of the President of the Audit and Compliance Committee. The notification (in Spanish) is attached as **Item 2.** No English translations, versions or summaries of this document have been prepared.

C) Notice of significant event (*Comunicación de hecho relevante*), dated February, 9, 2004, regarding the acquisition by Promotora de Informaciones, S.A. thorough its subsidiary Santillana Ediciones Generales, S.L., of 50% of the share capital of Suma de Letras, S.L.. The

Grupo PRISA

1Q 2004 results

April 15th, 2004

JANUARY-MARCH 2004 RESULTS

EBIT OF PRISA INCREASED BY 90%

Revenues increased by 12%, up to €341 million, and net income amounted to €12 million, 101% higher y-o-y

The most relevant issues during the first quarter of the year were the following.

- **Advertising revenues** experienced a remarkable growth (+9.4%). It is worth mentioning the increase of the advertising revenues at El País (+7.9%) and the radio business division (+4.2%).
- **Newspaper & magazine sales**, grew by 4%, up to €62.2 million. The 2.8% increase in the average daily circulation of El País, up to 510,415 copies, should be highlighted.
- Substantial growth of **revenues derived from promotions**. The encyclopedia of El País brought out among all the promotions carried out.
- SER beat a record of audience, with 5,702,000 listeners.
- The **schoolbook campaigns** in the Southern Cone of Latin America recorded a good performance, in an environment with a higher economic stability. Sales in Brazil, Argentina and Chile have increased.
- **Regional press** significantly improved the EBIT.

Other relevant issues were the following:

- **Prisa** increased **its stake in Sogecable** up to 20%.
- Restructuring at Cinco Días
- Music agreement

JANUARY-MARCH 2004

During the first three months of the year Grupo Prisa has increased its revenues by 12.2%, reaching €341 million.

EBIT has boosted to €39.2 million, a 89.8% increase over the same period of the previous year, mainly due to the rise of the advertising revenues in every business division and the development of the newspaper **promotions**, particularly at El País.

Educational campaigns in Latam have begun with a sound performance surrounded by economic and exchange rate stabilities; Brazil could be highlighted as it has increased sales by 29%.

Control and strengthening of new business divisions continues, stressing the operating improvements at **Prisacom**- assisted by the positive performance of advertising and the rigorous cost-cutting program- and at **Regional Press**, which has reached a positive operating result amounting to €0.4 million. The restructuring carried out at Cinco Días has led the newspaper operating losses to improve by 77.5%.

Group's margins have remarkably improved. As such, during the first quarter of the year, the Group's EBIT margin came in at 11.5% as compared to 6.8% achieved during the same period of the previous year.

In the first months of the year, Prisa has increased its **stake in Sogecable** by 0.3% through the purchase of shares in the stock market. The investment disbursed amounted to €12 million. The current stake of Prisa in Sogecable exceeds the 20%.

Net profit reached €11.8 million, 101.0% higher than the one registered during the same period of the previous year.

ADVERTISING

The recovery of the advertising market that glimpsed at the end of 2003 period has been confirmed in the first three months of the year. The TV sector continues to be the one with highest growth. Nonetheless, press and radio have started showing signs of solid growth.

The advertising revenues of the Group increased by 9.4%[1]. It should be highlighted the remarkable growth experienced by El País.

[1] Includes the incorporation of the Sociedad Canaria de Televisión Regional, which began to be consolidated by the proportionate consolidation method (40%) in June 2003. During the first quarter of 2004 it contributed €0.39 million in advertising revenues.

PROMOTIONS

The promotions carried out through the newspapers have significantly evolved during the last years. They have fostered the increase in the circulation figures, and the experience has given rise to a remarkable improvement in margins. Additionally, they have become an autonomous business line.

Along the last years El País has carried out promotions linked to the culture, leisure and entertainment. Promotions such as Clásicos del siglo XX (books), Un País de Cine (Spanish movies) or Los discos de tu vida (Spanish music) have been warmly welcomed by the readers.

During the first quarter of 2004, El País has launched some promotions, among others, La Encyclopedia, El País de Aventuras, Un País de Cine 2 and Los discos de tu vida 2. All of them have had a sound performance. It is worth mentioning the Encyclopedia, which has contributed significantly to the Group's results.

THE ENCYCLOPEDIA

- Figures in the first quarter of the year: **€23 million of revenues and €9 million of EBIT.**
- Number of volumes in the collection: **20**
- First volume. **Free.**
- Price/Volume: **€9.95**
- Average number of copies sold: **340,000**
- Starting date of the promotion: **01/11/2004**
- Ending date of the promotion; **05/30/04**

LATIN AMERICA

Latin America has begun 2004 with a higher political and economic stability.

The schoolbook sales that take place during the first quarter of the year correspond to the countries in the Southern Cone of Latin America, where Brazil, Argentina and Chile are the largest contributors. Sales in the mentioned countries have increased by 29%, 31% and 14% respectively.

MUSIC

Grupo Prisa has reached an agreement with Universal Music Spain, by virtue of which, Prisa sells all the record assets, currently owned by Muxxic, Horus and Eurotropical.
The agreement includes a term that entitles Prisa to participate in the commercial management of the record assets, what involves a commitment for the use(5 years) of the brands to Universal In addition, Universal commits to place advertising in the media formats of Prisa.
The global agreement has a maturity of five years and the minimum price guaranteed for Prisa amounts to €14,200,000.

STATEMENT OF INCOME

The main financial figures of Grupo Prisa's income statement during the first quarter of 2004 can be summarized as follows:

€ Million	CUMULATIVE TO MARCH 2004	2003	Chg. %
Revenues	**340.88**	**303.84**	**12.2**
EBITDA	**60.17**	**40.22**	**49.6**
EBIT	**39.23**	**20.67**	**89.8**
Financial Result	(1.87)	(5.54)	66.3
Equity Method Result	(8.60)	(4.32)	(99.1)
Goodwill Amortisation	4.75	3.47	36.9
Income before Extraordinary Items	**24.01**	**7.34**	**-**
Extraordinary Result	(7.84)	2.37	-
Income before taxes	**16.17**	**9.71**	**66.5**
Corporate income tax	5.35	4.53	18.1
Minority Interest	(1.01)	(0.71)	(42.3)
Net income	**11.83**	**5.89**	**100.9**

BUSINESS PERFORMANCE

Revenues increased by 12.2%, up to €340.88 million, as compared to €303.84 million reached during the first quarter of 2003.

Revenue breakdown by business line was as follows:

€ Million	CUMULATIVE TO MARCH 2004	2003	Chg. %
Advertising Revenues	114.92	105.05	9.4
Book & Rights Sales	73.53	74.25	(1.0)
Newspaper & Magazine Sales	62.21	59.81	4.0
Printing Sales	16.64	20.26	(17.8)
Music Sales	2.19	4.17	(47.5)
Other Revenues	71.39	40.30	77.1
Total Revenues	**340.88**	**303.84**	**12.2**

Advertising revenues increased by 9.4% over the same period of the previous year. This performance included the 40% stake in the Sociedad Canaria de TV regional, which began to be consolidated by the proportionate consolidation method in June 2003 and contributed €0.39 million in advertising revenues.

On a like-for-like basis, **advertising revenues would have increased by 9%** year-on-year, outperforming the Spanish advertising market in every media format in which Prisa is present.

The substantial increase of the **advertising revenues** reflected in every media of the Group, as shown below:

€ Million	CUMULATIVE MARCH 2004	2003	Var %
El País	40.24	37.29	7.9
Radio	39.53	37.96	4.2
Prensa Especializada	8.26	7.79	6.0
GDM	21.43	19.22	11.5
Medios Internacional	9.16	8.68	5.5
TV local	3.04	1.43	112.6
Prisacom	0.81	0.32	153.1

Noteworthy are the significant growths in:

1- **El País**, whose indisputable leadership within the national press allowed it to increase the advertising revenues by 7.9%, confirming the reactivation of the advertising market.

2- **Radio**, which improved significantly, fuelled by the leadership position of Prisa in this media format.

3- The **Regional Press** and **Local TV**, showing the growth potential of the local market. In addition, the excellent performance of the TV during the initial phase of the upward advertising cycle should be noted.

4- **Prisacom**, which increased its advertising revenues by 153.1%. The reactivation of advertising in Internet is consistent with the performance in other countries.

El País and the Radio business division accounted for 35% and 33% respectively of the consolidated advertising revenues of the Group.

Book & Rights sales dropped by 1% y-o-y, down to €73.53 million. It should be highlighted the sound performance of the educational campaigns in most of the Latin American countries in which they take place in the first quarter, mainly in Brazil, Chile and Argentina.

Magazine and Newspaper sales experienced an increase of 4% reaching €62.21 million. The **increase in the circulation figures** of El País and the regional press is the main reason that explained this growth.

Printing sales declined by 17.8%, since the results of the printing company Dédalo have been consolidated by the proportionate consolidation method (40%) for the first time in 2004. Dédalo was set up in 2003 following the agreement between Prisa and Polestar to merge their printing businesses in Spain.

Music sales experienced a decrease of 47.5%, due to the lower activity of the record company in March, because of the implementation of the agreement with Universal.

Other operating revenues increased by 86.1% mainly due to the higher revenues coming from promotions. Additionally, the higher programming sales contributed to this growth.

Revenue breakdown by business line could be depicted as follows:


22%
18%
26%
24%
20%
21%
1Q 2004
1Q 2003
Advertising
Books and Rights
Newspapers
Others

Geographic breakdown of revenues during the first quarter of 2004 and 2003 was the following:

1Q 2004


22%
78%
Spain
International

1Q 2003


25%
75%
Spain
International

Approximately 81% of the Group's international revenues came from the publishing business division, Santillana, 14% stemmed from the International Media business division, whereas the remaining 5% corresponded to the Printing unit.

The **EBIT** amounted to €39.23 million, as compared to €20.67 million reached during the first quarter of the previous year, which demonstrates a 89.8% increase and was mainly due to:

- **Significant operating improvements experienced by El País and the Radio,** as a result of the advertising market recovery and the important cost-cutting measures.
- The remarkable contribution of the **promotions** at El País (La Enciclopedia).
- **The significant operating improvements at Prisacom and the Regional Press.**

This allowed the Group to offset the lower performance of the ***Local TV, International Media, Leisure & Entertainment and the Printing division.***

The financial result amounted to positive €1.87 million, as opposed to €5.54 million losses in the first quarter of 2003. This was mainly due to higher financial revenues derived from the participating loan to Sogecable, as well as the improvement of the financial expenses coming from lower negative differences in the exchange rate.

The equity method result, mainly included the stakes in Sogecable, Antena 3 Radio and Iberbanda.

The **goodwill amortisation** increased by 37.2%, mainly due to the goodwill generated for the stake increase in Sogecable.

The **extraordinary result** amounted to negative €7.84 million, as opposed to positive €2.37 million in the first quarter of 2003. Revenues mainly included reversions of write-downs in tangible fixed assets, while expenses included compensations for layoffs.

Consequently, **profit before taxes** increased by 66.5% with regard to the same period of the previous year, reaching €16.17 million.

The **corporate income tax** increased from €4.53 million in the first quarter of 2003 to €5.36 million in the first quarter of 2004, whereas the **minority interest** amounted to negative €1.01 million.

As a result, **net income** reached €11.83 million, as compared to €5.89 million registered in the same period of 2003. This demonstrates a 101% improvement.

BALANCE SHEET

ASSETS	€ Million 03/31/2004	12/31/2003
TOTAL FIXED ASSETS	**727.45**	**722.09**
Start-up expenses	11.26	11.87
Intangible assets	114.78	114.26
Tangible fixed assets	298.94	292.13
Long-term financial investments	272.77	274.47
Treasury stock	29.71	29.36
GOODWILL IN CONSOLIDATION	**326.95**	**316.34**
DEFERRED CHARGES	**6.76**	**6.85**
CURRENT ASSETS	**592.11**	**581.36**
Inventories	93.47	91.06
Accounts receivable	435.92	429.83
Short-term financial investments	12.25	10.14
Cash	29.86	39.31
Prepayments	20.61	11.02
TOTAL ASSETS	***1,653.27***	***1,626.64***

LIABILITIES	€ Million 03/31/2004	12/31/2003
TOTAL SHAREHOLDERS EQUITY	**676.66**	**660.67**
Capital Stock	21.88	21.88
Controlling company reserves	642.95	578.19
Income attributed to the controlling company	11.83	60.60
MINORITY INTEREST	**26.28**	**28.02**
DEFERRED REVENUES	**8.09**	**9.15**
PROVISIONS FOR CONTINGENCES AND EXPENSES	**19.63**	**19.84**
LONG TERM LIABILITIES	**492.37**	**481.79**
Payable to credit entities	304.94	296.56
Bonds issue	162.30	162.30
Other long-term liabilities	25.13	22.93
CURRENT LIABILITIES	**430.24**	**427.17**
Payable to credit entities	100.46	106.99
Trade accounts payable	183.58	192.37
Other short-term liabilities	139.33	122.91
Accrual accounts	6.87	4.90
TOTAL LIABILITIES	***1,653.27***	***1,626.64***

INVESTMENTS

Investments in long-term assets amounted to €47.2 million as opposed to €19.3 million during the same period of the previous year.
The breakdown of the investments by business division was the following:

INVESTMENTS 1Q 2004	€ Million
Prisa	13.01
Publishing	8.79
El País	7.92
Leisure & Entertainment	6.26
Printing	3.08
Radio	2.56
Other	5.46
Total	**47.08**

Prisa's investments, which amounted to €13 million, mainly included the stake increase in Sogecable (€12 million).
The investments in Santillana mainly corresponded to prototypes. The investments at El País and the printing division mainly included rotaries.

The breakdown of the investments by type of long-term asset was as follows:

INVESTMENTS 1Q 2004	€ Million
Start-up expenses	0.07
Intangible assets	10.70
Tangible fixed assets	18.37
CAPEX	**29,21**
Long-term financial investments	17.94
TOTAL INVESTMENTS	**47.08**

NET DEBT

The net debt as of March 31st, 2004 amounted to €526 million, in comparison to €516 million as of December 31st, 2003.

NET DEBT MARCH 2004	€ Million
Financial debt	567.70
Long term	467.24
Short term	100.46
Cash and short term financial investments	42.11
Net Debt	**525.59**

€162.3 million out of the long-term debt corresponded to bonds exchangeable for ordinary shares of the Group held as treasury stock (5%). The issue of these bonds took place in December 2003. The bank debt amounted to €405.4 million and additionally the Group holds opened credit facilities amounting to €380 million.

The coupon of the bonds was set at 1.75% and since the remaining financial debt is linked to floating rates, 29% out of the total debt is linked to a fixed rate and the remaining 71% to a floating rate.

In addition, the long-term debt accounted for 82% of the total financial debt and by currency, 75% of the debt was denominated in euros and the rest in dollars.


18%
82%
Long term
Short term


25%
75%
Euros
Dollars

1

CASH FLOW STATEMENT

€ Million	03/31/2004	03/31/2003
EBIT	**39.23**	**20.67**
Depreciation & Amortisation	19.59	19.73
Change in Working capital items	(8.50)	(19.59)
CAPEX	(29.14)	(19.19)
Operating cash flow	**21.18**	**1.62**
Financial investments	(17.94)	(0.12)
Financial result	(1.87)	(5.54)
Extraordinary result	(7.84)	2.72
Taxes	(5.36)	(4.53)
Other	2.64	1.71
NET DEBT CHANGE	**9.19**	**4.14**

The operating cash flow amounted to €21.2million, remarkably improving with regard to the same period of the previous year.

BUSINESS DIVISIONS PERFORMANCE

- EBIT at **El País** amounted to €33.46 million, a 84.4% increase over the same period of the previous year. In addition, the EBIT margin stood at 31.1%, as compared to 24.1% in the first quarter of 2003.
- The revenues of the **Radio** division in Spain increased by 8.4% and the EBIT increased by 12.6%. The advertising revenues increased by 4.2%.
- Good performance of the schoolbook sales in Latin America.
- **Specialised and Regional Press** recorded **positive EBIT**, as opposed to operating losses in the first quarter of 2003.
- The Internet Company - **Prisacom** - improved its operating result due to the advertising improvement and the cost-cutting initiatives.
- The EBIT of **GDM** improved significantly, as a consequence of the recovery of the advertising market.
- Prisa began to consolidate by the proportionate consolidation method the results of the new printing company, **Dédalo.** Prisa hold a 40% stake in the new company.

REVENUES € Million	CUMULATIVE TO MARCH 2004	2003	Chg. %
El País	106.76	75.32	41.7
Specialised & Regional Press	29.93	29.21	2.5
Radio	45.48	41.96	8.4
Local TV	7.87	2.87	-
International Media	10.72	10.34	3.7
Education & General Editions	75.33	75.82	(0.6)
Prisacom	3.20	2.53	26.5
Leisure & Entertainment	17.36	23.26	(25.3)
Printing	20.53	27.28	(24.7)
GDM	21.43	19.22	11.5
Distribution	63.62	52.77	20.6
Other	6.45	4.81	34.1
Consolidation adjustments	(67.83)	(61.55)	10.2
TOTAL	**340.88**	**303.84**	**12.2**

EBIT € Million	CUMULATIVE TO MARCH 2004	2003	Chg. %
El País **EBIT Margin**	33.46 **31.3%**	18.15 **24.1%**	84.4
Specialised & Regional Press **EBIT Margin**	0.25 **0.8%**	(0.94) **(3.2%)**	-
Radio **EBIT Margin**	6.05 **13.3%**	5.37 **12.8%**	12.6
Local TV **EBIT Margin**	(3.12) **(39.6%)**	(3.05) -	(2.3)
International Media **EBIT Margin**	(2.56) **(23.9%)**	(1.92) **(18.6%)**	(33.3)
Publishing **EBIT Margin**	8.87 **11.8%**	9.24 **12.2%**	(4.0)
Prisacom **EBIT Margin**	(2.25) **(70.3%)**	(2.91) -	22.7
Leisure & Entertainment **EBIT Margin**	(3.15) **(18.1%)**	(2.90) **(12.5%)**	(8.6)
Printing **EBIT Margin**	0.67 **3.3%**	1.10 **4.0%**	(39.1)
GDM **EBIT Margin**	0.84 **3.9%**	0.75 **3.9%**	12.0
Distribution **EBIT Margin**	0.94 **1.5%**	0.14 **0.3%**	-
Adjustments & Others	(0.78)	(2.36)	67.0
TOTAL **Margin**	**39.23** **11.5%**	**20.67** **6.8%**	**89.8**

EL PAÍS

€ Million	CUMULATIVE TO MARCH 2004	2003	Chg. %
Operating Revenues	106.76	75.32	41.7
Operating Expenses	73.30	57.17	28.2
EBIT **%/Sales**	**33.46** **31.3%**	**18.15** **24.1%**	**84.4**
EBITDA **%/Sales**	36.57 **34.3%**	21.57 **28.6%**	69.5



Advertising Revenues
€ Million
+7.9%
60
50
40
30
20
10
0
37.3
40.2
1Q 2003
1Q 2004



Circulation Revenues
€ Million
+4.3%
50
40
30
20
10
0
35.7
37,2
1Q 2003
1Q 2004

Revenues of **El País** increased by 41.7% and EBIT improved by 84.4%, reaching an EBIT margin of 31.3%.

- **Advertising Revenues**, rose by 7.9% with respect to the same period of the previous year.

- Circulation revenues, increased by 4.3%, up to €37.2 million.

	January-March 2004	January-March 2003	Chg %
Average daily circulation	**510,415**	**496,358**	**2.8**
Weekly average circulation	**873,709**	**875,899**	**(0.2)**

The average daily circulation during the first three months of 2004 reached its highest figure in history.

- **Revenues derived from promotions** increased by 1,150%, up to 29.3 million, leading the EBIT to improve by €9 million.

Operating expenses increased in a substantially lower proportion than the growth in revenues due to the following:

- The decline in **the newsprint consumption**.
- The **operating leverage** of the business.

Consequently, margins improved very significantly - **EBIT** improved by 84.4% (35% without the contribution of the promotions) and the **EBIT margin** stood at 31.3%, a remarkable improvement in relation to the 24.1% posted in 1Q 2003.

SPECIALISED AND REGIONAL PRESS

€ Million	CUMULATIVE TO MARCH 2004	2003	Chg. %
Operating Revenues	29.93	29.21	2.5
Operating Expenses	29.68	30.15	(1.6)
EBIT **%/Sales**	**0.25** **0.8%**	**(0.94)** **(3.2%)**	-
EBITDA **%/Sales**	**1.02** **3.4%**	**(0.24)** **(0.8%)**	-

Operating revenues (€ million)


15
10
5
0
13.9
4.2
5.6
6.0
As
Cinco Días
Regional Press
Magazines

EBIT (€ million)


0,5
0,4
0,3
0,2
0,1
0
-0,1
0.4
0.4
0.1
-0.1
As
Cinco Días
Regional Press
Magazines

The increase in revenues experienced by the Regional Press and the magazines, together with the remarkable control of expenses, allowed this division to record an operating profit of €0.25 million, as opposed to operating losses amounting to €0.94 million in the first quarter of 2003.

Revenues of **Diario AS** declined by 5.3% y-o-y.
Advertising in the sport newspaper did not exhibit the same performance recorded in other divisions of the Group and therefore, the advertising revenues decreased by 4.2% in relation to the previous year.

The newspaper sales declined by 3.2% due to a fall in the average daily circulation, which was consistent with the general situation of the sport press. The **average daily circulation** reached 195,426 copies as compared to 213,207 copies in the same period of the prior year.

Cinco Días improved its operating losses by 77.5%, due to the reduction in operating expenses, as a consequence of the restructuring initiatives that took place in January 2004. Thereby, personnel expenses reduced by 30.3% y-o-y.

The advertising market recovery has not been reflected in the financial press, and therefore, advertising revenues of Cinco días decreased by 4.6% y-o-y.

The **average daily circulation** amounted to 24,560 copies, as compared to 25,749 copies reached in the same period of the previous year.

Regional Press recorded positive €0.42 million EBIT, as opposed to €0.39 million losses registered in the previous year. This improvement is namely explained by:

- A 16.5% growth in revenues derived from higher advertising and circulation revenues, which increased by 12.4% and 23.5% respectively.
- The control of expenses, which dropped over the same period of the previous year.
- The sale, in June 2003, of the newspaper Día de Valladolid, S.A., which recorded €0.43 million operating losses in the first quarter of 2003.

In addition, the advertising revenues of the **magazines** increased by 34.8% y-o-y.

RADIO

€ Million	CUMULATIVE TO MARCH 2004	2003	Chg. %
Operating Revenues	45.48	41.96	8.4
Operating Expenses	39.43	36.59	7.8
EBIT **%/Sales**	**6.05** **13.3%**	**5.37** **12.8%**	**12.6**
EBITDA **%/Sales**	**7.26** **16.0%**	**6.60** **15.7%**	**10.1**

During the first quarter of 2003, **the advertising revenues** of the radio business division increased by 4.2%.

This positive performance of the advertising, as well as the increase in the other revenues, led EBIT to improve by 12.6%.

Regarding audience, the last EGM (Estudio General de Medios) confirmed the indisputable leadership of SER. It is worth mentioning that in the conventional radio format SER beat the record of audience with 5,702,000 listeners.

Conventional Format


ONDA CERO
25%
SER
56%
COPE
19%

Music formats


ONDA CERO
21%
COPE
12%
SER
67%

LOCAL TV

€ Million	CUMULATIVE TO MARCH 2004	2003	Chg. %
Operating Revenues	7.87	2.87	-
Operating Expenses	10.99	5.92	85.6
EBIT %/Sales	(3.12) (39.6%)	(3.05) -	(2.3)
EBITDA %/Sales	(2.48) (31.5%)	(2.59) (90.2%)	4.3

Local TV recorded a significant growth during the first quarter of the year.
The main business lines of this division are focused on programming sales and advertising. The former represented 45% of total revenues, while the latter accounted for 39% of revenues.


Advertising Revenues
€ Million
+113%
4
2
0
1.4
3.0
1Q 2003
1Q 2004


Programming Sales
€ Million
+466%
4
2
0
0.6
3.5
1Q 2003
1Q 2004

The positive performance of local advertising, the higher programming sales and the change in the consolidation method of the company, Sociedad Canaria de Televisión Regional were the main reasons for the increase in revenues and expenses.

Sociedad Canaria de Televisión Regional began to be consolidated by the proportionate consolidation method for the first time in June of 2003.

Without the contribution of Sociedad Canaria de Televisión Regional, the advertising revenues and programming sales would have increased by 85.7% and 116.9% respectively.

INTERNATIONAL MEDIA

€ Million	CUMULATIVE TO MARCH 2004	2003	Chg. %
Operating Revenues	10.72	10.34	3.7
Operating Expenses	13.27	12.26	8.2
EBIT %/Sales	(2.56) (23.9%)	(1.92) (18.6%)	(33.3)
EBITDA %/Sales	(1.36) (12.7%)	(0.74) (7.2%)	(83.8)

Operating Revenues

€ Million


6
0
4.9
2.0
2.5
1.6
Caracol
Radiopolis
Particip. Radio Latin.
IGM

EBIT

€ Million


0,2
0
-0,2
-0,4
-0,6
-0.3
-0.3
-0.4
0.1
Caracol
Radiopolis
Particip. Radio Latin.
IGM

Caracol (Colombia) significantly increased its results during the first quarter of the year.
Despite the depreciation of the Colombian peso against the euro, revenues increased by 8.8%, and the operating losses improved by 4.2%.

PLR increased its revenues by 91.7% y-o-y, and the operating expenses were contained notably due to the restructuring and cost-cutting initiatives. This, together with the operating leverage of the radio business, led operating losses to decline by 42.9%.

Despite the political and economic crisis of Bolivia, the restructuring measures and the change in the shareholder structure that took place in **Inversiones Grupo Multimedia** in 2003, led to positive EBIT, as opposed to operating losses amounting to €0.16 million in the first quarter of the year.

The revenues of Radiópolis declined by 17.2%. Nevertheless, there have been remarkable reductions in expenses, particularly on personnel (-11.3%) and external services (-23.4%).

EDUCATION AND TRAINING

€ Million	CUMULATIVE TO MARCH 2004	2003	Chg. %
Operating Revenues	75.33	75.82	(0.6)
Operating Expenses	66.46	66.58	(0.2)
EBIT	**8.87**	**9.24**	**(4.0)**
%/Sales	**11.8%**	**12.2%**	
EBITDA	**16.83**	**15.23**	**10.5**
%/Sales	**22.3%**	**20.1%**	

The schoolbook campaigns recorded good performances, with revenues substantially increasing in local currency terms in most of the countries.

It is worth mentioning the performance of the campaigns in Brazil, Argentina and Chile:

- In **Brazil,** the revenues grew by 29.2% due to the positive contribution of institutional and regular sales. This, together with cost-cutting initiatives gave rise to a 28.1% increase in EBIT.

- In **Argentina**, the higher political stability and the improvement of the Argentine economy facilitated the growth of the schoolbook sales, which increased by 30.8%.

- The schoolbook sales in **Chile** rose by 14% y-o-y.

Lower sales in Spain, as well as the depreciation of some Latin American currencies versus the euro, led revenues to remain practically unchanged with regard to the same period of the previous year.

In February 2004, Santillana acquired a 50% stake in the company Suma de Letras. As a result, Santillana holds a 100% interest in the capital share of Suma de Letras.

Suma de Letras is a company devoted to publishing pocket editions, and it is present throughout Latin America, where it has subsidiaries in Mexico and Argentina. Additionally, it has a wide distribution network in the rest of the Latin American countries.

Geographic breakdown of revenues during the first quarter of 2003 and 2004 was as follows:

Geographic breakdown of revenues in 1Q 2003


SPAIN
22%
AMERICA
78%

Geographic breakdown of revenues in 1Q 2004


SPAIN
20%
AMERICA
80%

LEISURE & ENTERTAINMENT

€ Million	CUMULATIVE TO MARCH 2004	2003	Chg %
Operating Revenues	17.36	23.26	(25.3)
Operating Expenses	20.51	26.16	(21.6)
EBIT **%/Sales**	**(3.15)** **(18.1%)**	**(2.90)** **(12.5%)**	**(8.6)**
EBITDA **%/Sales**	**(1.46)** **(8.4%)**	**(1.35)** **(5.8%)**	**(8.1)**


Operating revenues
€ Million
25,0
20,0
15,0
10,0
5,0
0,0
23.3
17.4
1Q 2003
1Q 2004


EBIT
€ Million
2,0
0,0
-2,0
-4,0
-6,0
-2.9
-3.2
1Q 2003
1Q 2004

The decline in revenues and expenses was mostly due to the fall in album sales, since the company is pending an agreement with Universal Music.

The reduction of expenses did not offset the drop in revenues, thereby increasing the operating losses by 8.4% over the same period of the previous year.

As opposed to the album sales fall, the remaining business lines (promotions, events and rights) experienced good performances and contributed positively to results.

PRISACOM

€ Million	CUMULATIVE TO MARCH 2004	2003	Chg %
Operating Revenues	3.20	2.53	26.5
Operating Expenses	5.45	5.43	0.4
EBIT **%/Sales**	**(2.25)** **(70.3%)**	**(2.91)** **-**	**22.7**
EBITDA **%/Sales**	**(1.73)** **(54.1%)**	**(2.31)** **(91.3%)**	**25.1**

The revenues of Prisacom increased by 26.5% due to the significant growth of both the advertising revenues (+153.1%) and the content sales.

Advertising revenues


€ Million
+153%
1,0
0,0
0.3
0.8
1Q 2003
1Q 2004

Content sales


€ Million
+4.1%
2,0
1,0
0,0
1.6
1.7
1Q 2003
1Q 2004

This, together with the control of expenses, which scarcely increased by 0.4% y-o-y, resulted in a 22.7% decrease in the operating losses.
The 12% reduction in personnel expenses is noteworthy following the restructuring measures carried out.

In 2003 Prisacom began to develop, together with Santillana, the business of on-line educational platforms and has already reached important agreements, both in Spain and Latin America.

In addition, in January 2004 the company Infotecnia began to be consolidated by the proportionate consolidation method. Prisacom has a 50% stake in this company, which is devoted to lending informative services to users by telephone.

In March 2004 the number of paid subscribers of the site El Pais.es amounted to 30,118, a 88.2% increase over the same period of the previous year.

MEDIA ADVERTISING SALES (GDM)

€ Million	CUMULATIVE TO MARCH 2004	2003	Chg %
Operating Revenues	21.43	19.22	11.5
Operating Expenses	20.58	18.47	11.4
EBIT	**0.84**	**0.75**	**12.0**
%/Sales	**3.9%**	**3.9%**	
EBITDA	**0.93**	**0.86**	**8.1**
%/Sales	**4.3%**	**4.5%**	

The Spanish advertising market continued the upward trend that began in the last quarter of 2003.
The improvement was reflected in every media format of the Group, particularly on TV and general press.

Additionally, the improvement of the advertising market resulted in an increase of margins, and therefore, the net revenues of GDM increased by 8.1% over the same period of the previous year.

€ Million	CUMULATIVE TO MARCH 2004	2003	Chg %
Advertising Sales	**21.43**	**19.22**	**11.5**
Supplies	**16.65**	**14.80**	**12.5**
Net revenues	**4.78**	**4.42**	**8.1**

All this, together with the control of fixed expenses led EBITDA and EBIT to increase by 8.1% and 12% respectively.

The advertising managed by **GDM**, by type of media format and client, was as follows:

Type of media format **Type of client**


Internet: 1%
TV: 35%
Radio: 44%
Press: 20%


Group: 58%
Sogecable and third parties: 42%

PRINTING

€ Million	CUMULATIVE TO MARCH 2004	2003	Chg %
Operating Revenues	20.53	27.28	(24.7)
Operating Expenses	19.85	26.18	(24.2)
EBIT **%/Sales**	**0.67** **3.3%**	**1.10** **4.0%**	**(39.1)**
EBITDA **%/Sales**	**2.64** **12.9%**	**3.86** **14.2%**	**(31.6)**

In 2004 Grupo Prisa has begun to consolidate by the proportionate consolidation method the results of the new printing company, Dédalo. This explained the main variations that underwent revenues and expenses.

Dédalo was set up in 2003, as a result of the merger of the printing businesses in Spain of Grupo Prisa and Polestar, and it is 40% equally owned by Grupo Prisa and Polestar, with the remaining 20% owned by Ibersuizas, the financial partner.

Revenue breakdown by geographic region (both national and exports) and type of client (Clients of the Group and third parties) was as follows:

Type of client

Clients of the Group: 18%



Third parties: 82%

Geographic region

Exports: 16%



National: 84%

Madrid, a 15 de abril de 2004

COMUNICACIÓN INFORMACION RELEVANTE

Por la presente les comunicamos que la Junta General de Accionistas de PROMOTORA DE INFORMACIONES, S.A. celebrada en el día de hoy, ha adoptado los acuerdos que se acompañan, quedando así aprobadas todas las propuestas de acuerdos sometidas a la Junta General por el Consejo de Administración.

ACUERDO Nº 1

Primero.- Examen y aprobación, en su caso, de las Cuentas Anuales (Balance, Cuenta de Pérdidas y Ganancias y Memoria) e Informe de Gestión, tanto de la sociedad como de su grupo consolidado, correspondientes al ejercicio 2.003, y propuesta de aplicación de resultados.

a) Aprobar las Cuentas Anuales (Balance, Cuenta de Pérdidas y Ganancias y Memoria) individuales y consolidadas y el Informe de Gestión correspondientes al ejercicio económico que se cerró el 31 de diciembre de 2003, auditadas por el auditor de cuentas de la sociedad.

b) Aprobar la siguiente aplicación de resultados (en miles de euros):

Bases de reparto

Beneficio del ejercicio:	77.622

Distribución

▪ A Dividendos	0,10 € por acción
▪ A retribución a los consejeros	1.382
▪ A Reserva Voluntaria	Resto del Beneficio del ejercicio

Tendrán derecho a dividendo aquellos accionistas que figuren inscritos en el Registro Contable correspondiente el día 23 de abril de 2004. El dividendo será pagadero a partir de dicha fecha de la forma que oportunamente se anunciará.

ACUERDO Nº 2

Segundo.- Aprobación de la gestión del Consejo de Administración durante el ejercicio 2.003.

Aprobar, sin reserva alguna, la gestión realizada por el Consejo de Administración durante el pasado ejercicio.

ACUERDO Nº 3

Tercero.- Adopción de los acuerdos que procedan en relación con el Auditor de Cuentas de la sociedad y de su grupo consolidado, para el ejercicio 2.003, al amparo de lo dispuesto en los artículos 42 del Código de Comercio y 204 de la Ley de Sociedades Anónimas.

Prorrogar, a los efectos previstos en los artículos 204 de la Ley de Sociedades Anónimas y 153 y siguientes del Reglamento del Registro Mercantil, el nombramiento de DELOITTE & TOUCHE ESPAÑA, S.L., de nacionalidad española, con domicilio en Madrid, C/Raimundo Fernández Villaverde, 65, con CI.F: B-79104469, inscrita en el Registro Mercantil de Madrid, en la Hoja M-54414, Folio 188, Tomo 13.650, Sec. 8, como Auditores de Cuentas de la sociedad y de su grupo consolidado, por el período de un (1) año, para la realización de la auditoria de los estados financieros que se cerrarán el 31 de diciembre de 2.004.